FNX Mining Company Inc
7 November, 2005

TECHNICAL REPORT ON MINERAL PROPERTIES IN

THE SUDBURY BASIN, ONTARIO

FOR

FNX MINING COMPANY INC.

To February 28, 2005

WITH AN UPDATE TO

31 October, 2005

Report Prepared by

James M. Patterson, BA (Hons. Geology), Ph.D., P.Geo., DIC

Vice President & Executive Consultant

FNX Mining Company Inc
700, 55 University Avenue
Toronto, Ontario, Canada

7 November, 2005

i

8.	PROPERTIES				21
	8.1	McCREEDY WEST MINE PROPERTY			22
		8.1.1	Location, History, Infrastructure & Environment		22
		8.1.2	Property Geology		25
		8.1.3	Deposit Types		25
		8.1.4	Contact-Type (Ni + Cu) Deposits		27
			8.1.4.1	Upper Main Deposit	27
			8.1.4.2	Inter Main Deposit	29
			8.1.4.3	East Main Deposit	31
		8.1.5	Footwall Type (Cu + PGM) Targets		33
			8.1.5.1	700 Deposit	33
			8.1.5.2	Upper PM (formerly 950 Deposit)	34
			8.1.5.3	PM Deposit...(Main)	34
			8.1.5.4	PM Advanced Exploration	38
			8.1.5.5	PM Bulk Samples & Mining	39
			8.1.5.6	PM Deposit : Exploration & Development 2005	39
		8.1.6	Resources & Reserves		41
		8.1.7	Mining		44
		8.1.8	Recommended Work Program and Budget		45
	8.2	LEVACK MINE PROPERTY			47
		8.2.1	Location, History, Infrastructure & Environment		47
		8.2.2	Property Geology & Mineralization		50
		8.2.3	Deposits		52
			8.2.3.1	1300 Deposit	52
			8.2.3.2	No.7 Deposit & 7 Extension (7 X)	54
			8.2.3.3	# 3 Deposit	57
			8.2.3.4	1900 Deposit	57
		8.2.4	Resources		59
		8.2.5	Recommended Work Program and Budget		60
	8.3	NORTH RANGE FOOTWALL			60
		8.3.1	Geological Setting & Concept		62
		8.3.2	Exploration Results		62
		8.3.3	The Footwall Discoveries		63
			8.3.3.1	Levack Footwall Deposit	63
			8.3.3.2	Keel Footwall Zone	74
			8.3.3.3	Rob's Footwall Zone	76
		8.3.4	Recommended Work Program & Budget		81
	8.4	PODOLSKY PROPERTY			82
		8.4.1	Location, History, Infrastructure & Environment		82
		8.4.2	Property Geology & Mineralization		84
		8.4.3	Deposits & Targers		86
			8.4.3.1	North Deposit	86
			8.4.3.2	South Zone	94
			8.4.3.3	Intermediate Zone	94
			8.4.3.4	2000 Deposit	94
			8.4.3.5	Sublayer Lens A (Ni)	97
			8.4.3.6	Other Offset Exploration	99

			8.4.3.7	Sublayer Exploration	99
		8.4.4	Advanced Underground Exploration Program		99
		8.4.5	Recommended Work Program and Budget		100
	8.5	VICTORIA PROPERTY			101
		8.5.1	Location, History, Infrastructure & Environment		101
		8.5.2	Property Geology & Mineralization		103
		8.5.3	Targets		103
		8.5.4	Recommended Work Program and Budget		105
	8.6	KIRKWOOD PROPERTY			106
		8.6.1	Location, History, Infrastructure & Environment		106
		8.6.2	Property Geology & Mineralization		108
		8.6.3	Targets		108
		8.6.4	FNX Activity - 2005		108
	8.7	AURORA PLATINUM CORP. PROPERTIES			112
		8.7.1	Falconbridge Footwall Project		112
		8.7.2	Foy Properties		113
			8.7.2.1		113
			8.7.2.2		113
			8.7.2.3		114
9.	CONCLUSIONS & RECOMMENDATIONS				114
10.	BUDGET				119
11.	CERTIFICATE				120
REFERENCES					121

APPENDICES			1	Abbreviations & Conversions

	List of Tables

Tables		Page
1	Sudbury Project Properties - Production History	1
2	Drilling Statistics at 31 October, 2005	16
3	Summary of Mineral Reserves at December 31, 2004	20
4	Summary of Mineral Resources - McCreedy West at 31 December, 2004	20
5	Summary of Mineral Resources - Levack Mine at 31 December, 2004	20
6	Sudbury Projects Properties	21
7	McCreedy West: Reserves at 31 December, 2004	41
8	McCreedy West: Resources at 31 December, 2004	42
9	McCreedy West: Resources by Orebody at 31 December, 2004	47
10	McCreedy West: Resources PM Deposit at 31 December, 2004	43
11	Levack: 1300 Deposit - Graded Assays 2004 drilling	54
12	Levack: Mineral Resources at 31 December, 2004	59
13	Levack: Mineral Resources by Deposit at 31 December 2004	59
14	North Range Footwall: The Footwall Deposit - DDH FNX6010	64
15	Levack Footwall Deposit - Assays to 31 October	66
16	Keel Footwall Zone - FNX Assays	74
17	Keel Footwall Zone - Historic Assays	74
18	Rob's Footwall Zone - FNX & Historic Assays	77
19	Lower levack Footwall Zone - FNX Assays	79
20	Podolsky: North Deposit - Graded Assays (2004/05 drilling)	87
21	Podolsky: 2000 Deposit - Graded Assays (2004 drilling)	95
22	Podolsky: Sublayer Lens A - Graded Assays	97
23	Kirkwood - FNX Assays	109
24	Sudbury Project - Budget	119

LIST OF FIGURES

Figure #	Title	Page

1	Sudbury Basin: Simplified Geology and Property Locations	2
2	McCreedy West Mine – Location	24
3	McCreedy West Mine – Deposits	26
4	McCreedy West Mine – Upper Main Deposit	28
5	McCreedy West Mine – Contact deposits & Exploration Targets	31
6	McCreedy West Mine – East Main Deposit	32
7	McCreedy West Mine – PM Deposit	36
8	McCreedy West Mine – PM Deposit Bulk Samples	40
9	Levack Mine – Location	49
10	Levack Mine – Longitudinal Section showing Targets Areas	51
11	Levack Mine – 1300 Deposit	53
12	Levack Mine – No.7 Deposit & 7 Extension (7X)	56
13	Levack Mine – 1900 Deposit	58
14	North Range Footwall – Levack Embayment	61
15	North Range Footwall – The Footwall Discovery Cross Section	65
16	Levack Footwall Deposit – Intersection Pierce Points	69
17	Radio Imaging Method (RIM) Tomogram	71
18	Radio Imaging Method (RIM) Tomogram	72
19	Levack Footwall Deposits – Cross Section	73
20	Keel Footwall Zone – Intersection Pierce Points	75
21	Rob’s Footwall Zone – Intersection Pierce Points	78
22	Footwall Deposits – Pierce Points for Three Deposits	80
23	Podolsky Property – Location	83
24	Podolsky Property – Local Geology	84
25	Podolsky Property – Longitudinal Section showing Target Areas	85
26	Podolsky Property – North Deposit	93
27	Podolsky Property – 2000 Deposit	96
28	Podolsky Property – Lens A Zone	98
29	Victoria Property – Location Map	102
30	Victoria Property – Surface Geology & Target Areas	104
31	Kirkwood Property – Location	107
32	Kirkwood Property – South Range Breccia Belt	110
33	Kirkwood Property – Cross & Longitudinal Section of FNX Drilling	111

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FNX Mining Company Inc.
7 November, 2005

Executive Summary

Dr. James M. Patterson, BA Hons Geology, Ph.D., P.Geo., DIC., Vice President and Executive Consultant of the Company, prepared the original Technical Report, dated 7th November, 2001, while an independent consultant, prepared the update reports dated 31st May, 2002; 9th May, 2003; 23rd March, 2004 and is the Qualified Person under NI 43-101 responsible for this current technical report.

This update report has been prepared in conjunction with senior technical personnel from the Sudbury exploration offices of FNX Mining and senior mining personnel from Dynatec Corporation.

On 10 January, 2002, Fort Knox Gold Resources Inc.( the predecessor company to FNX Mining Company Inc. (the “Company” or “FNX”), a public Company trading on the Toronto Stock Exchange and the American Stock Exchange (FNX), signed an Option to Purchase Agreement with Inco Limited (Inco) whereby FNX could acquire a 100% interest in five Sudbury Basin mineral properties. The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Podolsky and Kirkwood mines.

A Joint Venture was formed, effective 10 January, 2002, between the Company and Dynatec Corporation Inc. The Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, was formed to explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (SJV), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, vested at that date and and owned 100% interest in the mineral rights to the five Properties.

On 21 October, 2005 FNX acquired Dynatec’s 25% interest in the SJV and now owns 100% interest in the Sudbury Properties.

In July 2005, the SJV had purchased Aurora Platinum Corp., which Company held a significant groundholding in Sudbury. In October 2005, FNX acquired Dynatec’s minority interest in the Sudbury Joint Venture and its 50% interest in the Aurora Properties. FNX now holds 100% interest in the former SJV and owns Aurora outright.

The former Inco properties, comprising some 4,500 acres (1,820 hectares), are all located within 35 km of downtown City of Greater Sudbury. Located in Northeastern Ontario some 400 km from Toronto and with a population of 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine,

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FNX Mining Company Inc.
7 November, 2005

education, business and commerce, and government administration. Access is excellent with the city being well served by air, rail and road.

The area has a history of nickel and copper mining stretching back over 100 years with two of the world’s major nickel producers, Inco Limited and Falconbridge Limited, having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals (Ni-Cu-PGM) orebodies at Sudbury constitute the world’s largest known concentration of Ni-Cu sulphides. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

The Sudbury Basin, the major topographic feature of the area and forming an elliptical ring some 60 km in the northeast direction by 28 km wide, is also the most important feature of economic interest. This Basin, also referred to as the Sudbury Structure, is the geological expression of events triggered by the impact of a giant meteorite approximately 1.8 billion years ago and which led to the formation of the well known and economically important Ni-Cu-PGM deposits upon which Sudbury has been built.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the Sudbury Igneous Complex (SIC) compared to the North and East Ranges.

All five of the project areas lie within the confines of the Sudbury Structure that straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at 2.7 billion years and which were subsequently deformed and metamorphosed.

South of the Superior Province is the younger Southern Province of Early Proterozoic age represented by metavolcanic and metasedimentary rocks deposited between 2.49 billion and 2.2 billion years ago. These rocks are extensively intruded by younger sills and dykes of Nipissing Diabase, (approximately 2.2 billion years).

The Mineral Deposits associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6

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FNX Mining Company Inc.
7 November, 2005

billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tonnes of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The vast bulk of sulphides in the Sudbury ores consist essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits, Contact, Footwall and Offset Dyke types are recognized.

The properties included in the package have all been mined by Inco. Two of the deposits, McCreedy West (15.8 million tons mined) and Levack (60.0 million tons), were substantial mines. The other properties each had total production less than 6 million tons.

As described in the original Patterson Report (dated November, 2001) and subsequent update reports by Patterson, the initial review was based solely on information generated and provided by Inco Limited. This information was verified by FNX and its consultants and appropriate checks, verification and audit procedures, as described in the earlier reports, were completed.

The FNX-Dynatec Corporation Sudbury Joint Venture exploration program generated a significant amount of new data. The total drilling from inception to October 31, 2005 comprises 783,671 ft in 587 surface drillholes with a further 369,941 ft in 962 underground holes for a grand total of 1,153,612 ft in 1,549 holes..

Exploration personnel operating out of three locations in the Sudbury area now number 43 comprising 24 geoscientists, 11 technicians and 8 support staff. In addition to local administration and management the personnel in the Sudbury office manage programs at Podolsky and Victoria. The exploration office at Levack services the exploration at the McCreedy West and Levack mines and the North Range Footwall project. Four geologists are located at the McCreedy West minesite.

The Kelly Lake Road core facility in Sudbury is now dedicated to Podolsky and Victoria core while the Levack facility handles the core and sample load from the McCreedy West mine underground operations and also from the North Range exploration projects. The total number of samples sent for assay since inception is approximately 87,400 samples.

All offices are equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Company.

Our mining contractor, Dynatec Corporation Inc, have established complete support and mining infrastructure (offices, drys, warehouse, machine shops and other required facilities) at the McCreedy West mine site, and employs 150 persons.

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7 November, 2005

At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005 and to October 31, Phase 1 (surface infrastructure, headframe and shaft rehabilitation) was 82% complete. Level rehabilitation was scheduled to begin in November, 2005. Approximately 40 persons are presently employed at Levack.

The Podolsky (formerely Norman) project advanced with the completion of the shaft collar, the installation of the sinking stage (Galloway) and shaft sinking to 1,463 ft by October 31, 2005. . Completion of the shaft is scheduled for the first quarter of 2006. At October 31, 2005 there were 71 personnel on site.

Commercial production from the McCreedy West Mine commenced in November 2003 from the 700 and Upper Main Deposits, and in January 2004, commercial production was declared at the McCreedy West Mine. In the fiscal year January – December 2004 (which comprises production from November 1, 2003 to October 31, 2004, a total of 283,358 tons was shipped to Inco’s Clarabelle Mill, comprising 267,377 tons of nickel ore from the Inter Main, East Main and Upper Main at 1. 7% Ni and 16,000 tons of footwall copper ore from the 700 Deposit grading 5.9% Cu.

In the nine months ended 30 September, 2005, 333,072 tons of ore were mined with 275,657 tons grading 1.7% Ni and 4.2% Cu being shipped to Inco’s Clarabelle Mill. The Cu grades were lower in this period as shipments included 58,869 tons of ore from PM Deposit which has lower grade Cu but higher grade PGM values and for which commercial production was declared in Q3, 2005.

The FNX corporate head office remains at 55 University Avenue, Toronto and currently accommodates a staff of 12 persons, four of whom are geoscientists. .

As activities progressed to the feasibility and mining stages a reorganization of environmental management aspects of the program has taken place. A Director of Environment has been appointed and environmental officers assigned to the Podolsky and McCreedy West/Levack operations. The Company is in complicnce with all necessary regulations and requirements

A Joint Health & Safety committee has been established to ensure the development and maintenance of a healthy and safe workplace for all personnel.

FNX has implemented a Safety, Health and Environmental Policy whereby the Company states its commitment to conducting its business in a safe and environmentally responsible manner. At 31 October, 2005 FNX had no lost time incidents and our contractors had, reflecting the increased mining activity at McCreedy West, Levack and Podolsky, incurred three (at McCreedy West) lost time incidents since inception of the project. .

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7 November, 2005

The McCreedy West Mine Property (804 acres, 325.4 ha) is located 34 km northwest of Sudbury in Levack Township. The property has been explored since the early 1900s and mining commenced in 1974. Production to mine closure in 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/ton TPM. The Mine is located at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig and Hardy).

During 2005 a total of 333,072 tons of ore was mined in the 9 months ended 30 September which is a sustained production level of approximately 1,400 tpd on a 6 days/week basis.. The primary nickel ore source is the Inter Main with copper ore from the 700 and PM Deposits. Commercial production from the PM Deposit began in May 2005 and is assuming more importance as the bulk mining potential of this deposit is being exploited. .

The exploration program has focused on testing and upgrading the previously identified near-term production targets through a diamond drilling program. This program has been successful in that independently audited resource estimates have been established for four of the previously known zones at McCreedy West and also for a new discovery. Reserves, adequate to support a mining rate of 1000 tpd, have been estimated at McCreedy West and additional resources discovered.

In January 2004, the SJV partners declared commercial production at the McCreedy West Mine.

A new reserves estimate updated to 31 December, 2004 shows that sufficient ore has been outlined to support production rates for approximately four years.

McCreedy West Mine: Summary of Mineral Reserves (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits - 700	0.11	0.76	6.55	0.05	0.07	0.04	0.16
TOTAL		1.36

     Au TPM oz/ton

0.04 0.16

The Mineral Resource estimates for McCreedy were also updated and these include the initial resource estimate for the PM Deposit

McCreedy West Mine: Summary of Mineral Resources (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Indicated	Contact	1.11	2.24	0.28	-	-	-	-
	Footwall - 700	0.15	0.78	7.00	0.06	0.09	0.05	0.20
	Footwall - Upper PM	0.52	0.27	1.44	0.07	0.07	0.02	0.16

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	Footwall - PM	2.25	0.26	1.11	0.07	0.08	0.03	0.18
TOTAL		4.03
Inferred	Contact	0.37	1.65	0.33
	Footwall - 700	0.01	0.84	5.77	0.08	0.11	0.07	0.26
	Footwall - Upper PM	1.06	0.28	1.11	0.08	0.11	0.02	0.21
TOTAL		1.44

The primary objective of the 2005 program is to continue to expand the resource and reserve base at McCreedy West Mine by delineation diamond drilling, additional testing of known targets together with exploration drifting and associated underground mapping and sampling.

The total budget allocated for this proposed exploration program is $4.65 million. This budget excludes the PM exploration ramp which is included within the mine budget.

The Levack Mine Property (811 acres, 328.4 ha) is located 34 km northwest of Sudbury in Levack Township and immediately adjacent to the McCreedy West property. Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887. The Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,000,000 tons grading 1.31% Cu, 2.00% Ni, 1.3 g/t TPM.

In late 2003 FNX released an indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni from a detailed review of the Historic Mineral Inventory. The total inferred resources were stated as 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates, completed in-house by FNX personnel and consultants, were reviewed and audited by independent consultants Roscoe Postle Associates

During 2004, drilling on the 1300 Deposit was completed from underground platforms accessed through the 1600 Level from the adjacent McCreedy West mine. A new mineral resource estimate for the Levack Mine promotes much of the 1300 Deposit resource to an indicated category.

Levack Mine: Summary of Mineral Resources (as at December 31, 2004)

LEVACK MINE
		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		oz/ton
Measured	Contact Deposits	2.41	2.11	1.07	-	-	-	-
Indicated	Contact Deposits	2.46	2.01	0.95	-	-	-	-
TOTAL	Contact Deposits	4.87	2.06	1.01	-	-	-	-
Inferred	Contact Deposits	0.65	1.99	0.95	-	-	-	-

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FNX Mining Company Inc.
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Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft remains accessible and usable, subject to refurbishing to approximately the 3,600 ft Level. Refurbishing of the shaft, together with rehabilitation and recommissioning of the surface infrastructure including the collar house, hoist room with hoist and miscellaneous surface buildings, is currently underway and it is anticipated that access to additional underground drill platforms will be achieved by year end.

This property is covered by the joint Inco-Falconbridge environmental Closure Plan, which also covers the McCreedy West Mine. An Amendment to the Closure Plan is pending. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

Cu-Ni-PGM sulphide mineralization occurs in several zones which penetrate the footwall rocks to varying degrees. The orebodies consist of thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. Each zone has an area of associated Cu-PGM-rich sulphides that occurs as a stockwork of massive stringers in the footwall Sudbury Breccia.

The prime objective of the 2005 exploration program at Levack is to continue to upgrade as quickly as possible the near term production targets (1300, 1900, No. 7 and 7 Extension deposits) to reserve status where possible. This will be achieved, dependent on underground access, by a program of detailed diamond drilling and geological interpretation, both of which will be facilitated by underground access to suitable drill platforms.

A total of 37,300 ft in 62 holes is planned and, as 59 of these holes (29,800 ft) are planned from underground sites, much will depend on the progress of the #2 shaft rehabilitation program. Three holes (7,500 ft) are planned from surface to test a proximal footwall target.

The exploration expenditures for this program are estimated at $1.65 million.

The North Range Footwall Exploration Project offers an early stage exploration opportunity with potential to host significant footwall Cu-Ni-PGM deposits similar to those mined in the North Range of the Sudbury Basin. Of special interest is the high precious metal content of these Footwall deposits

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC). The McCreedy West Mine and Levack

Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt to host similar deposits.

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FNX Mining Company Inc.
7 November, 2005

In the period March 1, 2004 to February 28, 2005, 24 footwall holes were completed on the Levack and McCreedy West properties for a total of 43,000 ft. The drill program in 2004 and the first part of 2005 has targeted four main areas of the footwall.

The best of these near surface holes intersected a zone of intense epidote/magnetite alteration with pentlandite and chalcopyrite, which graded 2.0 % Ni, 0.8% Cu and 1.7 g/t TPM over 12.45 ft.

Previous drilling by both FNX and INCO had also encountered significant mineralization in this same general area (31.0% Cu, 0.3% Ni and 12.45 g/t TPM over 4.5 ft in 85571-0), but at greater depth (500 to 1000 ft below surface). To provide a better test of this area, an additional 18 holes were completed behind the Main Orebody. The two most significant intersections in this program were: 28.9% Cu, 0.5% Ni , 4.6 g/t TPM over 4.7 ft in FNX6025, and 21.6% Cu, 1.0% Ni, 5.1 g/t TPM over 27.8 ft in FNX6029.

As an aid to exploration, UTEM geophysical surveys were completed on all of the holes in this area. In addition, RIM (Radio Imaging Method) geophysical surveys were completed on specific hole sets to determine the presence of conductors between holes.

In addition to the footwall to the Main Orebody, three holes were drilled into the footwall behind the #3 Orebody. The #3 Orebody is a mixed nickel-copper-precious metal contact style deposit located 3,600 ft east of the Levack No. 2 Shaft in a large footwall embayment. This deposit is atypical of other North Range contact deposits because of its enrichment in copper and PGEs. Limited drilling by INCO had suggested that copper rich stringers may extend into the footwall from the #3 Orebody.

In November 2004 hole FNX 6010, which had been terminated at 2,550 ft in April 2003 was deepened.. This hole, drilled down the dip of the Sudbury Breccia and beneath the Main Orebody, intersected variably mineralized Sudbury Breccia throughout its length. From an in-hole depth of 5357.2 ft two large massive sulfide veins were intersected as follows: 26.2% Cu, 3.0% Ni, 14.5 g/t (0.42 oz) Pt+Pd+Au / 10.2 ft. and 26.2% Cu, 3.7% Ni, 15.4 g/t (0.45 oz) Pt+Pd+Au / 16.4 ft.

In addition to these significant intersections of mineralization, this hole has also identified one of the largest and best quality borehole geophysical responses yet encountered by FNX on any of the Sudbury Joint Venture properties.

The geological environment, mineralogy, and geophysical response suggest that these veins are part of a larger system of mineralization which may be similar in style to those currently being mined by Inco at Coleman 153 and Falconbridge at Fraser-Strathcona Deep Copper. The Sudbury Breccia unit that hosts this mineralization is extensive and is untested for 2,000 ft towards the East, 800 ft towards the west, down dip towards the property boundary, and poorly tested up dip.

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Due to the significance of the intersection in FNX6010, a sizeable component of the 54,500 ft allocated to the footwall in the 2005 budget will be focused towards testing this sulfide mineralized system.

Drilling to 31 October has indicated the presence of a very significant mineral deposit in the Levack Footwall and assays, of high grade, augur well for the future development of a viable mine.

The North Range Footwall program proposed for 2005 envisaged 54,500 ft of drilling and is budgeted at $2.66 million. Due to the success of this program an additional budget of $2.6 million was approved in mid year.

The Podolsky Property (formerly known as the Norman Property) was renamed in honour of Terry Podolsky a founding FNX Director and former Vice President Exploration of Inco Ltd.

The property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury. The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

Multiple zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset and three of these have been the focus of FNX’s exploration activity.

Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored. The first Information Session for the local community was held in Capreol during 2004 and a second meeting is planned for 2005.

The North Deposit has been exposed at surface over a 100 ft by 300 ft area. Mineralization, which extends from surface to the 600 ft Level, consists of a network of chalcopyrite ± millerite ± violarite ± pyrite veins and veinlets that strike northeast and northwest, and have a variable dip. Sulphide veins range from inches to 15 ft wide

The South Zone is also located within the Whistle Offset dyke, some 350 ft. southwest and along strike from the North Zone. No drilling was carried out on the South Zone in 2004.

The 2000 Deposit lies within the Offset at a vertical depth of 1,700 to 2,500 ft from surface, immediately below the contact-type mineralization mined in the Whistle Open Pit.

Mineralization is characterized by sulphide veins, stringers, and patches of disseminated to blebby sulfides comprising a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite.

IX

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7 November, 2005

An advanced exploration underground program on the 2000 was initiated in mid-2004. This program includes sinking a 17 ft diameter shaft to the 2,450 ft Level and driving an access drift to the Deposit to facilitate delineation underground drilling and bulk sampling. Shaft sinking began in late March 2005 and at 31 October was at a deopth of 1,460 ft.

It is anticipated that pre-production ore will be produced from Podolsky near the end of 2006.

The Podolsky Property contains approximately four kilometres of relatively sparsely tested SIC contact, with potential for contact (Ni-Cu) type mineralization. Several of these SIC targets were drill tested in 2004 without success.

The recommended work program for 2005 includes drilling the North Deposit to provide sufficient data for resource estimation, further testing of the Sudbury Breccia belts in the vicinity of the Offset, drilling the Offset between the 2000 and North Deposit and testing of other targets along the SIC.

This program includes 29,000 ft of drilling in 34 surface holes and is budgeted at $1.55 million. The advanced underground exploration program has been budgeted separately.

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km southwest of Sudbury in Denison Township. Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886 and the property has been mined intermittently since. The total historical production for the Victoria property was 1,543,000 tons grading 2.26% Cu and 1.57% Ni, + TPM. The TPMs, in the order of + 2 g/t, are extrapolated from the production data for 1973-78.

The Company has held introductory meetings with Sagamok and Whitefish Lake First Nations. In addition, the Company holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like.

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property and the main focus of the FNX exploration program has been the shallow, previously unmined, deposits..

X

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The 2005 exploration program will focus on further delineation and infill drilling (3,200 ft) of the No. 2 West Deposit and 1,600 ft have been allocated to test other targets along the offset dykes for Powerline-type deposits.

A budget of $0.5 million had been allocated for the 2005 Victoria program but the success at the North Range Footwall diverted moneies from this budget with an accompanying reduction in activity.

The Kirkwood Property (473.0 acres, 191 ha) is located in Garson Twp., some 11 km northeast of Sudbury.

Copper and nickel sulphide mineralization was discovered in 1892 and in 1969 a new vertical, three-compartment shaft was excavated to a depth of 2,100 ft. The total historical production from the Kirkwood property was 2,695,000 tons grading 1.00% Cu and 0.90% Ni.

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south. The Aurora acquisition included the old Falconbridge Mine proiperty and opened up the 8 km of footwall to exploration by FNX. Unbudgeted activity at Kirkwood led to the discovery os the Segway mineralization approximately 2000 ft within the footwall. This discovery extends the South Range Breccia Belt to the NE and leading into the the high potential footwall target at Falconbridge, much of which is covered by glacial sand.

The total work program for all properties as outlined above was budgeted at $11.4 million. A supplementary budget of $2.6 million was approved to continue with the aggressive exploration on the Levack Footwall Deposit

Following the acquisition of Aurora Platrinum, FNX pursued the program previously agreed with JV Falconbridge. This results of this 2005 program will be integrated with existing data and a program and budget developed for 2006. The 2005 Aurora program was funded by moneies from the Aurora treasury.

XI

FNX Mining Company Inc.
7 November, 2005

1. INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the predecessor company to FNX Mining Company Inc., (the Company or FNX), signed an Option to Purchase Agreement with Inco Limited (Inco) by which FNX could acquire a 100% interest in five Sudbury Basin mineral properties for which, as previously indicated, Inco had no current mining or development plans.

The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Podolsky Property) and Kirkwood mines (Figure 1). The Option required continuing exploration and, if warranted, development of the subject properties under a 52 month program within which the Company must spend $30.0 million to earn its interest. Upon signing the Agreement with Inco, the Company formed the Sudbury Joint Venture with Dynatec Corporation. This Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, was formed to explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (SJV), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, vested at that date and owned 100% interest in the mineral rights to the five Properties. On 21 October, 2005, FNX acquired Dynatec’s 25% interest in the SJV and now owns 100% interest in the Sudbury Properties.

The following Table demonstrates the mining history on the properties acquired.

TABLE 1: Sudbury Project Properties – Production History

			%		oz/t				g/t
Property	Years	Tons	Cu	Ni	Pt	Pd	Au	TPM	TPM
Victoria	1900-23	890,000	2.99	2.12	Na	na	na	na
	1973-78	650,000	1.26	0.83	na	na	na	0.07
	Total	1,540,000	2.26	1.57	na	na	na	+0.06[1]	+2.0
McCreedy West	1974-98	15,800,000	1.70	1.44	0.02	0.02	0.01	0.05	1.5
Levack	1915-29	na
	1937-97	60,000,000	1.31	2.00	0.02	0.02	0.01	0.05	1.5
Podolsky	1988-91	na
	1994-97	5,710,000	0.33	0.95	na	na	na	0.01	0.3
Kirkwood	1914-16	71,600	1.53	2.81	na	na	na	na
	1969-76	2,488,000	0.99	0.87	na	na	na	na
Open Pit	1970-72	134,800	0.96	0.53	na	na	na	na
	Total	2,694,400	1.00	0.90	na	na	na	na

Notes:

1Total PMs estimated in line with production data from 1973-1978 (JMP)
2 Podolsky was formerly known as Norman and production data are from the Whistle Mine. na: Not assayed or assays unavailable for these elements

SUDBURY BASIN

Simplified Geological Map & Location of Cu-Ni-PGM Properties

N
Podolsky
North Range
Footwall Exploration
Levack Mine
McCreedy West
Mine
Kirkwood
City of
Sudbury
0
5
km
Victoria
Properties
Sudbury Igneous Complex
Whitewater
Group
Chelmsford Formation
Onaping & Onwatin Formations

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2. THE SUDBURY AREA

2.1 General

The properties covered by this report are located in close proximity to the City of Greater Sudbury, in northeastern Ontario, and approximately 400 km north of Toronto. With a population of some 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration.

The area has a history of nickel and copper mining stretching back over 100 years with two of the world’s major nickel producers, Inco Limited and Falconbridge Limited having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals (Ni-Cu-PGM) orebodies at Sudbury constitute the world’s largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with production in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

2.2 Physiography and Climate

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 m above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin which forms an elliptical ring some 60 km in the northeast direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (SIC). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range respectively. The central part of the Basin is occupied by low-lying, flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8o C in the summer to minus 8.40 C in winter and with annual precipitation of 62.2 cm of rain and 247.5 cm of snow.

3. GEOLOGY OF THE SUDBURY AREA

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All five of the project areas lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at approximately 2700 Ma and which were deformed and exposed to peak metamorphic conditions by a 2640 Ma tectonic event.

South of the Superior Province is the Early Proterozoic Southern Province of metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at approximately 2200 Ma.

3.1 The Sudbury Structure

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the Sudbury Irruptive Complex (SIC), and formation of the well known and economically important Ni-Cu-PGM deposits.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic deformation and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

There are three main lithological components recognizable within the Sudbury Structure:

1) Sudbury Breccia- brecciated rocks surrounding the structure,

2) Sudbury Igneous Complex (SIC) and

3) The Whitewater Group sediments occupying the centre of the basin.

3.1.1 Sudbury Breccia

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the host rocks to the Sudbury Structure that form the footwall to the SIC. This impact-derived brecciation is commonly referred to as “Sudbury Breccia” and is concentrated in the country rocks close to the SIC and decreases in intensity outward for a distance of up to 80 km.

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Sudbury Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry. Zones of Sudbury Breccia vary from many metres across to thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, locally flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by the passage of the shock wave caused by impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is locally termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich orebodies.

3.1.2 Whitewater Group

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback of impact debris into the crater and the subsequent erosion of surrounding debris fields into the basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top. The Onaping Formation is interpreted as representing fallback of impact debris into the crater and many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3 Sudbury Igneous Complex (SIC)

The 1850 Ma SIC is divided into a lower unit of norite overlain by transitional quartz gabbro and micropegmatite and was intruded between the base of the impact crater and the overlying Onaping formation.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a stratigraphic unit defined by the Sublayer Norite and Footwall (or Granite) Breccia. The Sublayer Norite is a sulphide-rich, igneous-textured, xenolith-bearing quartz norite. The Footwall Breccia matrix is variably-textured and granodioritic. The Sublayer occurs as a discontinuous layer up to several hundred metres thick in depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic, noritic, gneissic, and ultramafic composition.

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Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed “offsets” that have been interpreted to infill major impact-derived fracture zones. Radial offsets connect to the SIC, whereas the concentric dykes commonly show no physical connection to the SIC. The radial offset dykes average less than 100 m wide, and become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South).

3.2 Mineral Deposits

The orebodies associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1 Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. These embayments are interpreted to be the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for Sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

All the properties within the Company’s Sudbury Project include contact type Cu-Ni deposits.

3.2.2 Offset Deposits

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of massive, semi-massive and stringer sulphide ore hosted by inclusion-bearing quartz

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diorite and inclusion-free quartz diorite with variably disseminated sulphide. They are typically confined within the width of the offset, which is commonly less than 100 m.

Offset-type mineralization occurs on the Podolsky and Victoria project areas.

3.2.3 Footwall Deposits

Footwall deposits may be offshoots of contact deposits although the connection is not always well-defined. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits may have acted as a conduit for mineralizing fluids and as a medium for the deposition of sulphides. Where connected there is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low total PGM content compared to the high Cu/Ni ratios and enriched total PGM content in the Footwall Deposits. These observations can be applied in exploration.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

4. SOURCES, HANDLING AND VERIFICATION OF DATA

4.1 Data Sources

Inco had accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties. These data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

Since the original Patterson Report (dated November, 2001) FNX has pursued intensive exploration of the subject properties with the result that an increasing amount of the information has now been generated by FNX. The Inco generated information, referred to by the SJV as “historic data”, is still used by the SJV. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding this information.

FNX and its consultants have independently verified the drill assay data received from Inco. The Company has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

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The FNX-Dynatec Corporation Sudbury Joint Venture exploration program generated a significant amount of new data. From March 2002 to February 28, 2005, a total of 695,834 ft of surface diamond drilling had been completed in 555 drill holes. As access was gained to the underground workings, more of the drilling at McCreedy West and Levack was carried out from underground locations and to 28 February 689 underground holes were completed for 269,774 ft.

From March 1, 2005 to October 31, 2005 a further 32 surface holes (89,837 ft) and 273 underground holes (100,167 ft) were completed. The total drilling from inception to October 31, 2005 comprises 783,671 ft in 587 surface drillholes with a further 369,941 ft in 962 underground holes for a grand total of 1,153,612 ft in 1,549 holes..

In sections of this report dealing with the presentation of data on the five properties the Imperial System is used. Activity on the project properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the Metric System to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to and integration with the large existing database, it was decided to continue with the Imperial System when presenting the data. Borehole coordinates and intersection lengths are recorded in feet. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton. Precious Metal assays for the current FNX program are reported by the laboratory in grams/metric tonne and these are maintained as such in the database. Conversion is made to Imperial Units for consistency during resource estimation.

4.2 Data Verification

As previously reported, FNX and its consultants reviewed in detail the assay records of all Inco boreholes that intersected the mineralized zones and calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Dr. Patterson conducted a detailed audit of the Company’s borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. (SGM) was retained by FNX to review Inco’s information and procedures and to conduct an independent check sampling and assay program of Inco’s assay methods and results. The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed on SEDAR.

Roscoe Postle Associates Inc. (RPA), an independent geological and mining consulting company, has completed several independent audits of the FNX in-house resource/reserve estimates as part of reports on the the McCreedy West and Levack resource/reserve inventory. These audits, to National Instrument 43-

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101 standards, and dated March 5, 2003, August 22, 2003 and October 3, 2003 included a review of sample preparation and laboratory practices and procedures. The RPA reports have been filed with SEDAR and the following comments on FNX Data Verification procedures are abstracted from the October, 2003 report:

“The FNX staff surveyor spots the hole collars and does the final coordinate pick up at the casings after hole completion. Hole spotting (collar and sighters) and casing surveying is done in “real time” by differential GPS (Trimble GPS, Model 5700) with a base station that permits ± 1cm accuracy. Some checking and verification has been done by a registered Ontario land surveyor. UTM coordinates are recorded by GPS under the North American Datum 1927 system (NAD 27) consistent with local published topographic maps and then converted to MBS (Modified Basin System) for integration with Inco’s MEBS (Mine Exploration Borehole System) database. MBS survey coordinates are used by Inco and Falconbridge as well as others exploring and operating in the Sudbury Basin. The MBS coordinate system is all positive latitudes and departures within the SIC to facilitate computer work. Final conversion from MBS to the local mine grid is made for the property and resource estimation database.

All FNX surface holes have been surveyed down-hole under contract by Sperry-Sun Drilling Services of North Bay, ON. A gyro-based instrument is used to take azimuth and dip measurements at nominal 50 ft. or 100 ft. intervals with a final recording at the toe. Drilling is monitored while in progress using Reflex EZ-Shot instrumentation at 100 ft. intervals. Down-hole surveys compare closely with post drilling Sperry-Sun gyro results except where rock magnetic susceptibility increases near, and in, nickel and copper-bearing sulphides and pyrrhotite to distort the EZ-Shot readings. The Sperry-Sun gyro instrumentation is accurate to ±0.5º on azimuth and ±0.12º on dip, which for a steeply inclined hole of 2,000 ft. in length places the toe to within ±20 ft., assuming no recording or transcribing error.

In order to glean additional structural data from the drill core FNX introduced the EZY-Mark system to orient drill core into position in real 3D space. This allows measurement of strike and dip of any planar feature logged in drill core such as veins, shears faults and fractures, thereby permitting the true orientation of the feature to be used in geological interpretations. The EZY-Mark system was chosen as it requires no down time while drilling, is easy to use and reduces the likelihood of operator error.

FNX routinely assays for Ni, Cu, Co, Pt, Pd, Au, Fe, S, Pb, Zn and As and has established quality assurance and quality control (QA/QC) procedures according to best practices as established by the OSC/TSE Mining Standards Task Force (1999). Review by RPA confirms that QA/QC is followed to ensure good assaying quality. Repeat assays for QA/QC precision and accuracy monitoring are kept in separate digital files but are not averaged with original values in the database. Assay values less than detection limit are entered at one half the detection limit.

RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better and is of the opinion that the FNX drilling and assay database is adequate for resource and reserves estimation”.

4.3 Sampling Method and Approach

The details of the Roscoe Postle findings have been included in earlier reports filed on SEDAR. The RPA recommendations have been implemented and some changes have occurred. The sampling protocols currently employed by FNX are as follows:

Sample material is obtained from diamond drill coring which includes NQ size for surface drillholes and BQ size for underground drillholes. The NQ core is sawn in half by diamond sawing whereas BQ core is

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sampled whole. Samples are then tagged, packaged and shipped for preparation and assay at independent, accredited, commercial laboratories.

Drill core is logged by FNX geologists and information is digitally recorded using Century Systems DH Logger software on individual laptop computers. At the end of each day this information is “copied in” to the FNX central database and the drill log on the laptop remains the editable version. When a hole is finished and logging is completed, the drill log is “checked in” to the central database and the version on the central database becomes the editable version. This system allows a duplicate copy of the log to be stored separately, while ensuring that only one of these copies remains editable. Geological data recorded include lithology, sulphide minerals and percentage of each, alteration minerals and abundance, veining type and orientation, structures and assay sample intervals.

Assay sample intervals are defined by the geologist under the following conditions; (i) the hole cuts a previously defined mineralized envelope; (ii) the core contains notable sulphide mineralization; (iii) favourable conditions exist for mineralization (i.e. alteration, rock type) based on previous drilling and assaying in similar environments. Sample lengths do not exceed 5 ft and are predominantly within the 2 –5 ft range. Wherever possible, individual assay samples are defined by geological boundaries and/or mineralization styles.

Individual, unique sample numbers are assigned to sample intervals in sequence and sample numbers are independent of hole numbers. Standards and blank samples are inserted in the sample sequence at predefined intervals. Sample numbers are marked on the core with a china marker at the start of each sample interval. Standards are inserted at a frequency of 1 in every 40 samples; the name of the standard is written in the tag book and entered into the central database, but remains “blind” to the lab. Blank samples are unmineralized and unaltered felsic norite core which has been selected from Levack drill holes FNX2004 and FNX2022. The blanks are inserted similarly to standards in the sample sequence at a frequency of 1 per 100 samples, typically within or immediately after well-mineralized intervals. This is done to monitor “carry over” within the sample preparation equipment. The samples, standards and blanks are recorded in the sample book and digitally, using the DH Logger software. The entire length of the drillhole is digitally photographed, both wet and dry.

All drillholes are recorded in a Diamond Drilling Journal, located at the sampling station in the core logging facility. The journal is readily accessible and it is the responsibility of all workers involved in the processing of drill core to maintain this journal. All details related to the processing of drill core are recorded in this journal, including assay sample intervals, sample sequences and special instructions to the laboratory.

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4.4 Sample Preparation & Security

Core from surface holes (NQ size) which has been marked for assaying is cut in half by the core technicians using a diamond blade rock saw. After cutting, the core is rinsed to prevent sample contamination. One half of the core is returned to the core box and retained, the other half is placed in sample bags labeled with the assigned sample number. The retained half of the core is then labeled with the corresponding sample number. The same half of the core is consistently sampled throughout a continuous sample interval. Sample tags are removed from the sample tag book, one is placed with the assay sample in the shipping bag and the other is stapled inside the core box at the beginning of the sample interval. Sample bags are stored in the secure core facility prior to shipping to the Lakefield sample preparation facility in Sudbury. The saw and sampling area is hosed down after each hole, and thoroughly cleaned daily. The saw blade is sharpened/cleaned periodically (several times a day) with a masonry brick. This reduces carry over of metals between samples.

Filled sample bags are placed in sequential order by sample number. Standards and blanks are inserted in their sequential position. Samples are shipped, in sequence including standards and core blanks, in large plastic shipping crates which are secured prior to shipment and either delivered to the sample preparation facility once or twice weekly by the core technician or shipped by commercial carrier. Accurate waybill receipts and chain of custody reports are maintained. Any discrepancies in received materials or security devices are promptly reported. For each batch of samples shipped a laboratory submittal form is completed. One copy goes with the samples and a duplicate is filed at the FNX office for reconciliation. The submittal form identifies the Corporation’s name, samples and project name. Each sequential sample series is entered on a single line with the first and last sample as well as the total number of samples together with assaying and any special instructions e.g. instructions to freeze samples which may be required for metallurgical test purposes.

Drillcore boxes are clearly labeled with “Dymo Tape” on the front end, identifying drillhole number, box number and depths of the core contained in each box. Core to be kept is stored in a secure enclosure on the property pending assay results. After assays are received and checked, the core, which has been held in temporary storage at the core facility pending receipt of assays, is then sent to the Frood-Stobie permanent core storage facility.

4.5 Sample Preparation & Analyses

Prior to June 2003, sample preparation was completed at ALS Chemex, Mississauga, as described in previous reports, and analyses were completed at ALS Chemex, Vancouver. Since June 2003, sample preparation has been done by SGS Lakefield, Sudbury Operations and analyses are completed at ALS Chemex, Vancouver. In addition to ISO 9001:2000 registration, ALS Chemex ia also accredited (May

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2005) to CAN–P-4D (ISO/IEC 17025) and CAN-P-1579 “Guidelines for Accreditation of Mineral Analysis Testing Laboratories. SGS Lakefield holds ISO17025 accreditation.

On arrival at the preparation facility, samples are received, checked against the submittal forms and weighed. Samples are entered and progress is monitored using the Laboratory Information Management System (LIMS).

The entire sample is crushed in a Rhino Jaw crusher to 85% passing -10 mesh (2mm). Sieve tests are done periodically to monitor grain size. Samples are split in a riffle splitter to achieve a 200-225 gram split. The sample splits are pulverized using a ring mill for approximately two minutes to achieve 90% passing -200 mesh. The pulp is sealed in paper envelopes with the affixed digital label and shipped via courier to the ALS Chemex laboratory in Vancouver. A confirmation of shipping, including submittal form number, number of samples, and waybill number is faxed from the sample preparation laboratory to the FNX exploration office.

Upon arrival at the ALS Chemex Lab in Vancouver, the pulps are once again checked against the submittal form, weighed and entered into the ALS Chemex LIMS. Samples are then posted to the lab’s secure website where their progress can be monitored by selected FNX staff with secure access permission. Once the assays are finalized a digital copy of the certificate is e-mailed to FNX. The geologist responsible for QA/QC loads the assays into the central database. A paper copy is also mailed to the FNX exploration office and archived.

In the ALS Chemex Lab, Vancouver, 0.2 g of the pulp is fused with 2.6 g of sodium peroxide at 650ºC. The resulting melt is cooled and dissolved in 250 ml of 10% hydrochloric acid. The solution is analysed by inductively couple plasma – atomic emission spectrometry (ICP-AES) and the results corrected for spectral interference. Calibration solutions for the ICP-AES must be prepared in a similar fashion to achieve matrix matching. The elements Ni, Cu, Co, Pb, Zn, As, Fe and S are reported. Detection limits are 0.005% for Ni and Cu; 0.002% for Co.

For Pt, Pd and Au determinations, a 30 g (1 assay ton) pulp is fused by fire assay furnace to produce a lead button and then cupelled to yield a precious metal bead. The bead is digested in a solution of 2% hydrochloric acid and the solution is analyzed by ICP-mass spectrometer (ICP-MS). Detection limits are 0.03 g/t (0.001 oz/ton) for Pt, Pd and Au.

For As and Ag determinations, the pulp is treated using Aqua Regia which consists of treating a sample with a 3:1 mixture of hydrochloric and nitric acids. The dissolved sample is then analysed using atomic absorption (AA). Detection limits for Ag is 0.2 ppm.

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All analytical assay results are stored within FNX’s central database, along with all the logged data from the drill core. The integration of these data with the drillhole logs allows for QA/QC monitoring and data export into Datamine.

FNX stores all pulps but keeps and freezes coarse rejects for selected mineralized intervals only. The coarse rejects for mineralized intersections are frozen to prevent oxidation and to ensure that the samples remain in good condition for future repeat assays or metallurgical testing.

4.6 Assay Quality Assurance/Quality Control

Since the beginning of the Sudbury Joint Venture exploration program FNX has retained Analytical Solutions Inc., to review and audit FNX’s sampling and assaying programs and to make improvements to QA/QC procedures where warranted. This has ensured continuous independent monitoring of our entire sample preparation and assaying procedures. Internally generated weekly reports monitor laboratory activities and are submitted to Analytical Solutions for review, comment and recommendations. In addition, Analytical Solutions personnel visit our operations and the service laboratories regularly thereby ensuring constant oversight of all aspects of this component of the exploration program.

The quality control system employed by FNX includes the use of reference materials, blanks and check assays. During the period March 1, 2004 to February 28, 2005, a total of 20,644 samples was assayed, with a further 19,860 from March 1 to October 31,. 2005. Approximately 87,400 samples have been sent for assay since inception and the QA/ QC program confirmed that the assays are acceptable.

Control blank core samples are inserted at a rate of 1 per 100 samples. Currently the core blanks come from Levack drillholes FNX2004 and FNX2022. Reference standards are inserted at a rate of 1 per 40 samples for both precious and base metals. Standards currently being used include GBM399-10 and 900-3 from Geostats, Australia, PGMS-4, 5 and 7 from CDN Resource Laboratories B.C., PTC-1a from CANMET and LDI-1, a standard from Lac des Iles which has not undergone round robin assaying, and FNXQC-1, a standard prepared by TSL and GeoLabs for FNX Mining Company. Checks assays are being done at a rate of 1 in per 40 samples. The checks are randomly selected during sample preparation and analyzed at SGS Lakefield Research, Lakefield, Ontario.

A program to include tests on sub-sampling of the crusher material (90% passing 2 mm) and the second half of the drill core is being implemented. Due to lack of availability of commercial PGE and/or matrix matched standards, FNX has prepared a series of reference materials from ore at existing operations and certified by submission to five or more laboratories. These standards were prepared by Geoscience Laboratories in Sudbury. Use of these reference materials began in early 2005.

ALS Chemex and SGS Lakefield perform standard internal QA/QC to ensure reliable results

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4.7 Sample Security

Roscoe Postle in a report entitled “Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario” and dated October 3, 2003 describe the following FNX procedures which are still in effect:

“At the drill site core box and lids are fibre taped shut after filling and core boxes are retrieved by FNX technicians on a timely basis and delivered to the core logging facility.

After core processing, sulphide-mineralized intersections key to resource estimation remain racked in the core facility buildings that are locked when unattended by FNX personnel. Footwall and hanging wall sublayer core is stored in outside racks enclosed within barbed wire-topped chain link fence compounds under lock and key. Permanent core storage is at the Inco Frood-Stobie core farm. Core for upper sections of holes intersecting barren Upper and Middle layer SIC units (waste) is dumped at Inco’s core disposal site at Frood-Stobie.

Bagged samples, and container-packed samples tamper-proof sealed for shipping to ALS Chemex, are kept within the core facility buildings until loaded for commercial trucking. The high level of digital integration and software verification for data transfer eliminates most human error and makes tampering of sample results difficult.”

4.8 Data Verification

“RPA checked original assay certificates with a number of drill logs and corresponding database entries and found no errors in the FNX work. Sampled intervals of core in core boxes for resource intercepts were checked against drill logs for seven holes and RPA’s visual estimates of Cu and Ni grades in core were in line with recorded assays. Core sampling is well-managed to reduce sample length measurement error at the primary data collection stage. Core recovery is generally very good with broken, ground or lost core in sulphide sections infrequent. The sampling is better than industry standard, in RPA’s opinion. Only one error of 0.1 ft in a recorded sample interval was noted and this was due to a smeared footage block “.

In this report the term PGM refers to Platinum Group Metals and includes Platinum (Pt), Palladium (Pd), which comprise the major part of the PGMs, + Ruthenium, Rhodium, Osmium and Iridium. The term TPM refers to Total Precious Metals and includes the PGMs + gold. All intersection lengths referred to in this report are lengths of drill core and should not be interpreted as being true widths. A list of abbreviations and conversion factors is included in Appendix 1.

.

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5. FNX MINING - SUDBURY PROJECT

5.1 Infrastructure & Staffing

Following the signing of the agreements with Inco and Dynatec on January 10, 2002, the Corporation very quickly mobilized the program. An office was opened in Sudbury in March 2002 and the staff grew rapidly to the current level of 43 comprising 24 geoscientists 11 technicians and 8 support staff. This staff is now dispersed between three locations. The main office, at Kelly Lake Road in Sudbury, handles local administration together with the Podolsky, Victoria and Kirkwood projects. The exploration office at Levack services the exploration at the McCreedy West and Levack mines and the North Range Footwall project. Four geologists are located at the McCreedy West minesite. Geological services to the Podolsky Project are provided by personnel from the Kelly Lake Road office.

The two core logging and sampling facilities continue with the Kelly Lake Rd., in Sudbury, now dedicated to Podolsky and Victoria core, and that at Levack which handles the core from the McCreedy West and Levack mines together with that from the North Range exploration projects. All offices are equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

Dynatec Corporation Inc, have established complete support and mining infrastructure ( offices, drys, warehouse, machine shops and other required facilities) at the McCreedy West mine site and employs some 150 persons. At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005 and to October 31, Phase 1 (surface infrastructure, headframe and shaft rehabilitation) was 82% complete. Level rehabilitation was scheduled to begin in November, 2005. Approximately 40 persons are presently employed at Levack. .

The Podolsky (formerely Norman) project advanced with the completion of the shaft collar to 140 ft., the installation of the sinking stage (Galloway) and shaft sinking to 1,463 ft by October 31, 2005. Completion of the shaft is scheduled for the first quarter of 2006. The portal for the decline to the Podolsky North Deposit was also completed. A fully serviced operation has been established at Podolsky to support the completion of the Podolsky Deposit shaft so as to permit continuing exploration of the Deposit from underground and to take a bulk sample as part of the Feasibility Study. At October 31, 2005 there were 71 personnel on site.

The FNX corporate head office remains at 55 University Avenue, Toronto and currently accommodates a staff of 12 persons, four of whom are technical professionals.

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5.2 Exploration Statistics

From the inception of the drilling programs in late March 2002 to February 28, 2005, a total of 695,834 ft of surface diamond drilling has been completed in 555 drill holes. As access has been gained to the underground workings, more of the drilling at the McCreedy West and Levack mines has been carried out from underground locations and to date 689 underground holes have been completed for 269,774 ft (Table 2). The current rig disposition is five surface rigs and three underground rigs. Our surface drilling operations are carried out by Major Drilling., with four rigs on the North Range Footwall Project, and one at Podolsky. Our underground drilling has been contracted to Boart Longyear with three rigs drilling various deposits in the McCreedy West mine. When access is gained to the Levack underground facilities additional rigs will be added to explore and delineate the Levack deposits. In the period March 1, 2004 to February 28, 2005, FNX completed 103 surface diamond drillholes (140,911 ft) on three of the five Properties. In addition a further 149,637 ft were completed in 463 holes from underground locations in the McCreedy West and Levack mine workings.

Table 2: Drilling Statistics: From Inception to 31 October, 2005

	SURFACE		UNDERGROUND		TOTALS
	# Holes	Ft	# Holes	Ft	# Holes	Ft
McCreedy West - S	76	129,241	919	323,982	995	453,223
Levack	61	126,618	21	17,386	82	144,004
Podolsky	221	274,475			221	274,475
Victoria	167	101,079			167	101,079
North Range F/W	57	150,119	22	28,573	79	178,692
Kirkwood	5	2,139			5	2.139
TOTALS	587	783,671	962	369,941	1,549	1,153,612

Approximately 20,650 samples were sent for assay during the period March 1, 2004 to February 28, 2005. A further 19,860 samples were sent for assay from March 1, 2005 to October 31, 2005 for a total since inception of approximately 87,400 samples.

6. SAFETY, HEALTH & ENVIRONMENT

The directors, management, employees and contractors of FNX Mining place the highest priority on ensuring the best practices of safety, health, environment and community relations are practiced in every Company activity. Together with Dynatec, FNX Mining constantly reviews performance in these areas and takes all necessary steps to ensure a safe and healthy workplace, meeting or exceeding all regulatory standards and maintaining open communication with the communities in which we work. At October 31, 2005 FNX had recorded no lost time accidents and our contractors had, reflecting the increased mining

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activity at McCreedy West, Levack and Podolsky had incurred three lost time accidents (at McCreedy West) since inception of the project. FNX and all contractors remain vigilant in order to provide the required safety training and to instill best practices.

The Company’s Joint Health and Safety Committee continued its regular workplace inspections and meetings in order to comply with regulatory requirements and to promote a safe and healthy workplace environment. Worker and management representatives on the committee have completed the required certification courses with the Mines, Aggregates Safety and Health Association (MASHA).

FNX continues its regular training of employees and holds regular meetings with contractors in order to promote sound work practices and compliance with Company Policy. As a minimum, field staff receive general orientation from the Northern Center for Advanced Technology (NORCAT), standard Workplace Hazardous Materials Information System (WHMIS) training and Emergency First Aid training. FNX is continually updating its Orientation Program and indoctrinates new personnel and new contractors with the objective of increasing awareness of safety, health and environmental issues. Procedures are reviewed with employees on a monthly basis. Requirements and standard operating procedures are outlined in the Safety, Health and Environmental Orientation Manual, which is updated on an annual basis as a minimum.

FNX has implemented a Safety, Health and Environmental Management System. The Management System clearly outlines inspection standards and frequency for the Sudbury Basin properties. The document also outlines record keeping requirements and procedures for reporting and addressing potential compliance issues to appropriate members of upper management. The Management System is a vehicle for monitoring Company activities and maintaining compliance with both corporate and regulatory requirements.

FNX implemented a medical surveillance program with a third party health-care provider to monitor the condition of employees and ensure employees are fit for the work that they have been hired to perform. The program includes regular examinations and testing to monitor the capabilities of employees prior to hire, at appropriate intervals after employment commences and prior to returning to work after an injury or illness.

7. RESOURCES AND RESERVES

7.1 Resource Methodology

Where possible resource estimates are block modeled based on 3-D solids constructed from detailed geological interpretations. The geological interpretations are completed using all available diamond drill hole data and drift and stope back mapping where available. In general 25-50ft spaced sections are interpreted in three orientations; N-S vertical sections; plan sections; and inclined sections, cut parallel to the SIC contact. The interpreted sections are then digitized and wireframed using Datamine software to produce a set of internally consistent 3-D sections that form the bases for the interpretation of the

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mineralized zones. Mineralization wireframes are then constructed for each of the mineralized zones using a 1% Ni cut-off grade for the contact environment. All geological models and interpretations are subjected to a peer review process with the senior geological and resource staff and approval of the 3D geological model is required before proceeding to the resource estimation stage. The resulting 3-D mineralization wireframes are then block modeled to produce the resource estimates.

The majority of the resource estimations are completed by applying conventional Inverse Distance (ID2 or ID4) interpolation techniques using Datamine block modeling software. The geological wireframes are filled with suitable sized blocks based on minimum mining units. Assay data are composited to appropriate target lengths with no residual assays and resulting composite assays are length and specific gravity weighted during the interpolation process. Measured specific gravity (SG) measurements are used where available, or are calculated by linear regression formulae based on Cu+Ni or Ni versus SG. The grade fields and specific gravity are then interpolated into each block and block tonnage is calculated based on a conversion of the SG value to density/ft3 and block volume. Search parametres used in the interpolation process are defined by a combination of statistical analysis, information obtained from underground mapping and the general orientation of the mineralized zones. The resulting resources estimate is subjected to a peer review process involving the senior geological and resource staff. Resources are classified based on several criteria including geological confidence, diamond drill hole density and historical mining experience in these environments. After approval of the resource estimate an internal resource report is issued outlining the results of the estimate, a summary of geological interpretations and parametres used to build the geological model, the estimation parametres used, and the criteria used in the resource classification.

7.2 McCreedy West/Levack

The Technical Report (dated March 23, 2004 and filed on SEDAR May 14, 2004) reported that additional drilling during the year had resulted in the conversion of resources to probable reserves (RPA Report, August 2003). An additional 505,000 tons in the inferred resource category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004. These additional resources were also reviewed by RPA.

Further drilling during the reporting period has continued to link up the individual areas previously designated as separate deposits and the various components of the Inter Main Deposit (SW Inter Main, Northern Extension and West Inter Main) are all now referred to as the Inter Main Deposit. More detailed drilling of the Footwall Deposits allied with the information gained from the PM exploration ramp and our increased geological understanding of the footwall environment have supported the long held belief that the McCreedy West footwall deposits show a progression from the sharp walled massive chalcopyrite veins of the 700 Deposit, down through the previously labeled 950 Deposit and into the much larger PM Deposit.

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In addition, the 2004 report estimated a total of 4.6 million tons in the measured and indicated resource categories and further 981,000 tons in the inferred resource category at the Levack Mine.

Roscoe Postle Associates Inc. (RPA) reviewed the Corporation’s internally generated resource and reserve estimates for the McCreedy West Mine and Levack Mine and both reports (dated August 22, 2003 and October 3, 2003) authored by Richard Routledge, M.Sc (Appl.), P.Geol. of RPA, were filed with SEDAR on August 29, 2003 and October 9, 2003, respectively.

Mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced describing the model parametres used, including number of drill holes, assay and composite statistics, estimate methodology and interpolation parametres, and volume-tonnage validation. Resource estimations for the McCreedy West Inter Main, Upper Main, East Main and Levack 1300, 1900 and No. 7 deposits were completed using this methodology. The 700 Footwall Vein resource estimation was based on updating and modifying the 2003 reserve estimate using the cross sectional polygon method. Previous reports reference several different areas related to the McCreedy West Inter Main deposit, including the West Inter Main and South-West Inter Main. This categorization is based on physical location within the mine environment. Infill exploration and production diamond drilling during 2004 have shown the McCreedy West contact deposits to be comprised of several discrete mineralized bodies within the SIC contact environment and this categorization is no longer appropriate. Within this document the South-west, West and Inter Main deposits are all considered part of the Inter Main Deposit.

7.3 Resources and Reserves Updated to 31 December 2004

During the current reporting period updated resource estimations for the McCreedy West Inter Main, 700 Footwall and Levack 1300 deposits were compiled to reflect current geological interpretations and additional diamond drilling. Production is currently from the nickel-contact deposits (Inter Main, Upper Main and East Main) and the 700 footwall Deposit. Stope access and associated underground mapping have significantly enhanced our understanding of the McCreedy West contact environment and the geological controls on the mineralization.

This PM Deposit resource estimate will be supported by a geologically conditioned simulation model, which will quantify the confidence levels in the estimated model grades and support feasibility studies and risk assessment.

A second phase of infill diamond drilling was completed on the Podolsky North Deposit in late 2004. Diamond drilling was focused on the bulk sample target within the North Deposit that will be accessed by the recently initiated advanced exploration ramp. Geological interpretation will be completed with the addition of the recent drilling and assay data in early 2005 prior to resource estimation of the Deposit.

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7.3.1 Resource/Reserve Status at 31 December, 2004

Resources are converted to reserves where they meet or exceed economic parametres of metal price, off-take, and mining cost after applying appropriate mine planning and dilution associated with the mining methods.

7.3.1.1  McCreedy West Mine

Table 3:  McCreedy West Mine: Summary of Mineral Reserves.  (at December 31, 2004)

		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits - 700	0.11	0.76	6.55	0.05	0.07	0.04	0.16
TOTAL		1.36

Table 4:  McCreedy West Mine: Summary of Mineral Resources (at December 31, 2004)

		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Indicated	Contact	1.11	2.24	0.28	-	-	-	-
	Footwall - 700	0.15	0.78	7.00	0.06	0.09	0.05	0.20
	Footwall - Upper PM	0.52	0.27	1.44	0.07	0.08	0.03	0.18
	Footwall - PM	2.25	0.26	1.11	0.07	0.08	0.03	0.18
TOTAL		4.03
Inferred	Contact	0.37	1.65	0.33
	Footwall - 700	0.01	0.84	5.77	0.08	0.12	0.07	0.27
	Footwall - PM	1.06	0.28	1.11	0.08	0.11	0.03	0.22
TOTAL		1.44

    Note:  The Indicated Mineral Resources are inclusive of those minerals resources modified to produce the Mineral Reserve

Table 7.3.1.2  Levack Mine

Table 5:  Levack Mine : Summary of Mineral Resources  (at December 31, 2004)

		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Measured	Contact	2.41	2.11	1.07
Indicated	Contact	2.46	2.01	0.95
TOTAL	Contact	4.87	2.06	1.01	-	-	-	-
Inferred	Contact	0.65	1.99	0.95	-	-	-	-

Subsequent to year end a letter report dated March 22, 2005, from independent consultants Roscoe Postle Associates (RPA) confirmed the resource estimate made by FNX for the Cu – PGM PM footwall deposit. This report, filed on SEDAR, estimated an Indicated Resource of 2.25 million tons grading 1.11% Cu, 0.26% Ni and 0.18 oz/t Pt+Pd+Au. Commercial production was initiated from the footwall PM (Cu -PGM) Deposit in July 2005

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7.4 Other Properties

A number of resource estimations are in progress for several other deposits and updated resources/reserves estimations will be generated at year end.

8. PROPERTIES

All of the subject properties are located within 35 km of Sudbury (Figure 1), and the mineral rights are owned 100% owned by FNX Mining (Table 5). Ownership is primarily by patent but two are mining leases renewable in 2007.

Table 6: Sudbury Project Properties

PROPERTY	TWP	AREA acres	OWNER sjv%	Km from Sudbury	MINE	PATENTS	LEASES

Victoria	Denison	1,282.90	100	30	Yes	2	-
McCreedy West	Levack	804.24	100	34	Yes	7	-
Levack	Levack	811.37	100	34	Yes	6	-
Podolsky (a)	Norman	1,111.33	100	32	Yes	-	2 (b)
Kirkwood	Garson	473.00	100	11	Yes	3	-

TOTALS		4,482.84				18	2

Notes: (a): The Podolsky Property was formerly known as the Norman Property
          (b): 5 mining parcels held under 2 leases (287 & 288) renewable April 1, 2007

The historic production and grades are presented in Table 1.

Graded assays, both historic and those generated by FNX personnel, have been audited by the writer as described in previous Technical Reports. The graded sections prepared by FNX have also been checked by the writer in the normal course of verifying data for release to the public.

References to resources and/or reserves are based on in-house estimates which have been independently audited, (where required by NI43-101guidelines) by Roscoe Postle Associates Inc. (RPA), an independent consulting firm with considerable expertise and experience in undertaking such studies. Excerpts from the RPA reports are included verbatim.

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8.1 McCreedy West Mine Property

8.1.1 Location, History, Infrastructure & Environment

The McCreedy West Mine project area, comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township. Road access is excellent and the site is served by an active rail spur.

The Mond Nickel Company purchased the McCreedy West (formerly Levack West) property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining of the orebodies commenced in 1974, and production came from the Upper Main, Middle Main, Lower Main and Footwall orebodies. Production to 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/t TPM.

During the last two years of this historic production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tons grading 5.35% Cu, 0.56% Ni and 4.0 g/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The historic infrastructure at the McCreedy West Mine includes a –20% grade 20 ft x 16 ft ramp decline to the 1,600 ft Level with average level development spaced at 150 ft intervals. Infrastructure development since 2002 has been described in previous Technical Reports. Initial underground development focused on access to the current nickel mining areas, with the most recent development being in the PM Deposit where commercial production has been declared., Water, electricity and air systems in the mine are operating efficiently. Surface facilities to support the underground activities includes a 170 man dry and office complex, surface shops, fuel storage, ore/waste handling pads, compressor house, electrical sub-station, crushing plant, crusher building and sample tower. Mine water is being drained to the Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental Closure Plan which is being continually updated. FNX has posted an environmental bond with Inco Limited to cover any incremental environmental liabilities over and above those identified in the Closure Plan for the McCreedy West/Levack Properties. A revamping of our environmental department to reflect the increasing mining activity has resulted in the appointment of a Director of Environmental Affairs with appropriate support staff at each mining/development location.

As infrastructure has been refurbished and production has resumed at McCreedy West, monitoring at the site has been structured to meet compliance, monitoring and due diligence requirements. Existing liabilities (i.e. metal concentrations in soil) that could be impacted by the current activities were characterized prior to resumption of production by FNX.

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Monitoring of local air and surface water quality is performed to supplement the existing monitoring programs being carried out by Inco and Falconbridge as part of their approvals for neighbouring mines.

A new crusher building was completed during the year and the crushing facilities and the sample tower were relocated within the previously constructed geotextile-lined containiment pad. An amendment to the Levack-Onaping Closure Plan has been approved by the Ministry of Northern Development and Mines (MNDM) to cover these additional site features..

The annual Public Information Session regarding the McCreedy West operations is planned for early November 2005 in the community of Levack to update the community regarding the Joint Venture’s activities at both McCreedy West and the immediately adjacent Levack property.

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McCREEDY WEST PROPERTY
Levack Township
LEVACK
Coleman
Big Levack
Lower Coleman
McCreedy East
Parcel 544SWS
Parcel 8785SWS
Parcel 8784SWS
Levack
LEVACK
Parcel 8675SWS
Parcel 1971SWS
McCREEDY
WEST MINE
Parcel 2218SWS
Parcel 5591SWS
ONAPING
Dowling
Windy Lake
DOWLING
DOWLING
Town Site
Mine/Deposit
SIC Contact
0
2.5
km

Figure 2

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8.1.2 Property Geology

The McCreedy West Mine occurs at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig and Hardy).

The contact style ore zones are hosted in a suite of sulphide and inclusion-rich sublayer norites and leucocratic breccias. The footwall zones are hosted within a fine grained pseudotachlytic unit known as the Sudbury Breccia. Hangingwall rocks comprise basal mafic norite with the felsic norite of the main SIC overlying the mineralized zones. Brecciated rocks of the Levack Complex, consisting of granodiorite, granodiorite-gneiss and migmatites, form the footwall to the deposits. The ore-hosting sublayer phase consists dominantly of granite breccia with subordinate sublayer norite and xenolithic norite.

8.1.3 Deposit Types

At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Historic and current operations exploit both Contact Ni-Cu mineralization along the base of SIC within Sublayer Norite and granite breccia-filled embayments, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The Contact Deposits on the property (Inter Main, Upper Main, and East Main), (Figure 3), are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures and traps that often penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of granite breccia. Hanging-wall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack Complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

The Footwall Type Cu-Ni-PGM vein deposits are represented by the 700 Vein Complex; 950 Vein Complex; and the PM Deposit. These are now regarded as one deposit with a progression from sharp-walled massive chalcopyrite veins in the 700 Deposit passing down through the 950 (now referred to as the Upper PM) to the PM Deposit where mineralization occurs both within veins and as matrix fill within the Sudbury Breccia

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8.1.4   Deposits Contact-Type Ni-Cu

8.1.4.1   Upper Main Deposit

As previously described the Upper Main Deposit comprises two mineralized lenses; each consisting of disseminated to massive pyrrohotite-pentlandite-chalcopyrite-pyrite predominately hosted within granite breccia.

In February 2003, an indicated resource of 48,000 tons was estimated in the Upper Main contact lens which graded  0.46% Cu, 1.87% Ni.  An inferred resource of 128,000 tons in the hanging-wall lens graded 0.31% Cu, 1.44% Ni.  In July 2003, 36,100 tons of the indicated resource on the contact lens was upgraded to a probable reserve grading 0.36% Cu, 1.61% Ni.  These figures have been independently verified and audited by consultants Roscoe Postle Associates (March, 2003).  Mining was initiated at the Upper Main Deposit in May 2003 and to 31 December, 2004, approximately 45,100 tons of ore grading 031% Cu and 1.25% Ni were mined.  An additional 8,000 tons were mined during 2005 and mining has now ceased in this deposit.  Total production from the Upper Main was 53,000 tons grading 0.36% Cu and 1.24% Ni.  This lower than estimated reserve grade reflects the mining of incremental ore (27,000 tons) during the period of increased nickel prices.

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8.1.4.2 Inter Main Ni-Cu Deposit

The Inter Main Deposit (Figure 5) consists of nickel-rich, Sudbury Basin contact-type and hanging-wall mineralization. The main body of mineralization is controlled by footwall irregularities, and gneissic blocks and fragments in the hanging-wall at or near the contact of the Sudbury Igneous Complex (SIC) with the underlying footwall. The reserve model of the Inter Main suggests that mineralization occurs over a strike direction of at least 1100 ft and down dip for 800 ft. Recent drilling has shown the potential for significant additions to the reserve tonnage. Though the dominant mineralization is associated with physical traps at the base of the SIC however, mineable hanging-wall lenses occur throughout the ore body. The dominant host rock for both contact and hanging-wall environments is granite breccia.

The contact and hanging-wall style sulphides consist of pyrrhotite-pentlandite-chalcopyrite-pyrite, and are characterized by various textural styles, the most common of which include: intergranular disseminations, blebs, blocks, fragments, laminated semi-massive and massive sulphides, and uniform massive sulphides with net textured pentlandite. The style of mineralization is highly dependent upon rock type association, as well as proximity to traps along the contact.

In total, 256 underground holes were completed on the Inter Main from March 1, 2004 to February 28, 2005, for a total of 75,413 ft with a further 34,588 ft in 115 holes from March 1 to October 31, 2005. This drilling has resulted in a more constrained interpretation of the Inter Main Deposit while expanding the deposit to include areas previously thought to be isolated from the Inter Main. This has resulted in a greater degree of confidence in the resource/reserve estimate to end December 2004.

In July, 2003 a reserve of 1,070,000 tons grading 0.21 % Cu and 1.88 % Ni was announced for the Inter Main Deposit with an additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni along the western margins of the Inter Main. These figures have been independently verified and audited by consultants Roscoe Postle Associates (RPA). Since inception of mining in 2003 to end December 2004 a total of 246,690 tons grading 0.25%Cu, 1.67%Ni, was mined from the Inter Main., Production to October 31, 2005 was an additional 248,770 tons grading 0.24% Cu, 1.66% Ni for total production since inception of mining of 495,460 tons grading 0.24% Cu, 1.67% Ni.. The mined nickel grade is somewhat lower than the reserve grade due to mining of incremental material which was classified as ore due to the escalation in the nickel price. As at 31 December, 2004 the Inter Main ore reserve was estimated as 1.16 million tons grading 0.20% Cu and 1.73% Ni.

The exploration objective in 2005 at the Inter Main Deposit, is to continue with required production drilling within the reserve area, and to increase the resource/reserve base by undertaking 52,000 ft of drilling. The following targets have been identified (Fig 5 ):

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7 November, 2005

North, East & South Extensions; (10,000 ft.)

These contact target areas represent Inter Main proximal locations that have the potential to add additional resources with minimum infrastructure requirements. A total of 10,000 ft of drilling has been allocated in 30 holes from underground platforms. These targets are located on the east, north and southeast margins of the Inter Main

South West Extension: (10,000 ft.)

Drilling on this target area (10,000 ft. in 12 holes) is designed to provide additional confidence in the area that was outlined as an inferred resource (News Release 23 September, 2004) and parts of which have been upgraded by subsequent drilling to an indicated resource. This extension of the Inter Main towards the southwest may represent the north part of the Boundary Deposit.

Boundary (15,000 ft.)

As noted the Boundary Deposit may be the down dip extension of the Inter Main and previously reported historic drilling (at 300 ft. intervals) demonstrates the potential of this target (0.2% Cu, 1.6% Ni over 25.0’ and 0.3% Cu, 1.6% Ni over 59.2’). Due to the distance from current underground infrastructure these target areas will be tested by surface holes (4 to 6 holes) that will range from 2,500 to 3,000 ft. in length. Some of the holes may be extended to better test the potential for footwall mineralization.

Inter Main West (2,000 ft.)

An inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was defined for this portion of the Inter Main Deposit (RPA Report, August 2003). Drilling on the western extensions of the Inter Main in late 2004 defined and upgraded this resource which is located in close proximity to infrastructure. Additional drilling (2,000 ft. in 10 holes) has been allocated to test for expansion of the deposit

McCreedy West – Levack: Contact Nickel Targets

This program (15,000 ft. in 20 holes) is designed to test the SIC contact between the McCreedy West Inter Main Deposit and the Levack Mine. Along this contact the drilling is sparse (300 to 400 ft. spacing) with some local indications suggesting the potential for mineralized zones. The holes required for this program will be drilled from the 1550 Level, and be between 700 and 900 ft. in length.

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7 November, 2005

8.1.4.3 East Main Deposit

The East Main Deposit occurs to the east of the main ramp between surface and 920 Level, and consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization. The central portion of the deposit occupies a south easterly trending embayment that extends from surface, down dip to a depth of at least 600 ft below surface (Figure 6). The mineralized zone is typically between 8 and 25 ft thick and predominantly occurs near the base of the granite breccia horizon adjacent to the gneissic footwall rocks. In the southern, down dip extension of the East Main, the mineralization splays into two narrow zones, each between eight and 15 ft wide, and separated by 12 – 30 ft of weakly mineralized granite breccia and sublayer.

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7 November, 2005

In February 2003, FNX estimated an indicated resource for the East Main of 167,000 tons at 0.35% Cu, 2.54% Ni. In July, 2003, a subset of this resource was upgraded to a probable reserve of 131,000 tons grading 0.35% Cu, 2.27% Ni. This estimate was verified by Roscoe Postle Associates.

Mining of the East Main commenced in 2003 and to 31 December, 2004 approximately 43,150 tons grading 0.36% Cu and 1.85% Ni were mined. A further 5,750 tons were mined to 31 October, 2005 with the total mined to date from the East Main being 47,000 tons grading 0.38% Cu, 1.84% Ni. As with the Inter Main and Upper Main, the mining of incremental ore due to the increase in the price of nickel caused the mined grade to be lower than the reserve grade.

FNX
FNX MINING COMPANY INC.
McCREEDY WEST
EAST MAIN DEPOSIT
Inclined Section (-41° towards 180°)
100 L
300 L
500 L
700 L
2600 E
2800 E
3000 E
3200 E
FNX Borehole
PM Deposit
Ramp
0
100
Feet

Figure 6

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7 November, 2005

At December 31, 2004 the reserves in the East Main were estimated as 75,000 tons in the probable category and grading, 0.33% Cu, 2.36% Ni.

In 2005, drilling in the East Main will focus on providing better delineation of the down dip and up dip extents of the deposit leading to an updated resource/reserve estimation. Most of this proposed drilling (3,000 ft. in 10 holes) will be completed from current underground workings.

8.1.5 Footwall-Type Cu-PGM Deposit Targets

Footwall deposits of the Sudbury Basin are emplaced within zones of Sudbury Breccia adjacent to, or in the general vicinity of, contact ore environments. The Sudbury Breccia zones are usually much larger than the footwall ore deposits themselves. Exploration to date has shown the presence of significant mineralization proximal to the contact-type deposits at McCreedy West. This mineralization is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of at least 3000 ft. The Footwall Type Cu- (+Ni) -PGM deposits are represented at McCreedy West by the 700 Deposit and the PM Deposit (the upper part of which was formerly known as the 950 Deposit). As our geological knowledge grows through mapping and an increasingly higher density of drilling in this environment it is now apparent that rather than being three distinct deposits, the deposits represent a continuum from the sharp walled massive chalcopyrite veins of the 700 Deposit through an increasing amount of sulphides in the breccia matrix (950) to a dominance of breccia hosted mineralization in the PM Deposit. The exploration program in 2005 will test these focused environments.

8.1.5.1 700 Deposit

Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft.

In July, 2003, FNX outlined a probable reserve of 119,000 tons grading 6.83% Cu, 0.75% Ni, 0.17 oz/ton (5.3 g/t) TPM. This estimate was verified by independent consultants Roscoe Postle Associates. Mining of the veins by narrow vein mining methods commenced early in 2003 with production to 31 December, 2004 amounting 23,440 tons grading 5.93% Cu, 0.62 Ni, 3.4 g/t TPM. Production to 31 October 2005 amounted to 22,092 tons grading 7.79% Cu, 0.65% Ni, 4.4 g/t TPM. Total production since inception to 31October 2005 was 45,530 tons grading 6.83% Cu, 0.63% Ni, 3.9 g/t TPM.

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7 November, 2005

8.1.5.2 Upper PM Deposit (formerly 950 Deposit)

The Upper PM Deposit (Figures 3 & 7) is located to the east and down plunge from the 700 Deposit described above. This deposit comprises two distinct styles of mineralization: (i) massive chalcopyrite, pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft, and (ii) a broader zone of irregular stringers and disseminated chalcopyrite blebs. The veins exhibit a steep southerly apparent dip on geological cross-sections, while the broader package of mineralization appears to dip more shallowly to the south, sub-parallel to and within a wide zone of footwall Sudbury Breccia.

In February, 2003, FNX estimated an indicated resource of 520,000 tons grading 1.44% Cu, 0.27% Ni and 5.28 g/t TPM, for the Upper PM and this was verified by independent consultants Roscoe Postle Associates (March, 2003). This resource was outlined at 80 ft. to 150 ft. centres and subsequent exploration at the main PM Deposit further down dip has shown that tighter spaced drilling (at least 50 ft. centres) is required for proper interpretation of low sulfide footwall systems. An additional 6,500 ft of drilling is scheduled in eight holes in the 2005 exploration program.

8.1.5.3 PM Deposit (Main)

The PM Deposit is located down dip from the Upper PM below the 1450 Level at McCreedy West Mine and within a broad package of footwall Sudbury Breccia (Figure 7). Mineralization typically consists of chalcopyrite ± millerite ± pendlandite + PGM (Pt+Pd Bismuth Tellurides) + gold within a mineralized envelope which generally dips 38° to the southeast.

In the area of the PM Deposit, the host Sudbury Breccia is typically 300 to 400 ft wide and dips to the south east. At the known western extent of the deposit, the Sudbury Breccia is intersected at approximately 200 ft below the SIC contact, whereas at the eastern extent it occurs 600 ft from the contact. On a broad scale the breccia package is quite uniform, showing little deviation from its overall trend. On a more local scale, the breccia is quite chaotic in nature. One-hundred foot thick ‘necks’ of Sudbury Breccia extend obliquely from the broader package to the SIC, and blocks and clasts ranging from microscopic to 100 ft scale are common. The blocks play important roles on two scales in the PM Deposit; the larger blocks at least partly control the extent of the mineral envelope, whereas within the mineral envelope individual vein sets tend to wrap clasts. The large clasts, for the most part, are modeled as dilution, and seldom carry ore grades. Although less disrupted than the top of the Sudbury Breccia package, the base is also locally disrupted by 50 to 100 ft scale irregularities. The PM Deposit mineral envelope occurs at the mid- to lower part of the Sudbury Breccia package. The current known dimensions of the PM Deposit are approximately 1000 ft in an east-west direction, 1800 ft down plunge, and a true thickness up to 120 ft. It remains open locally down dip and up dip to the north east. At the time of genesis of the deposit, it is interpreted that the addition of structurally controlled fluid pathways to this blocky, semi-permeable unit resulted in the establishment of a chaotic environment, fertile for the development of a low sulfide – precious metal footwall deposit – the PM Deposit.

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The character of the PM Deposit is defined by a series of stacked veins (the largest rarely greater than 2 ft thick) and vein sets which occur at steeper angles (40° to 50°) than the overall dip of the deposit (35°). The orientation of these veins is locally disrupted by large clasts (typically >20 ft in diameter). Veins will tend to wrap large clasts on one side, or bifurcate and surround them. In areas where the vein sets are proximal to one another, stockworks have developed between the veins, forming ‘lode’ zones which are well mineralized for tens to hundreds of feet along strike and dip

As noted above, blocks and protrusions may locally influence the PM Deposit by either terminating or forcing an orientation of the mineralization oblique to dominant trends. Veins observed dipping at 40° to 50° in existing infrastructure may elsewhere become steeper or shallower as a result of these local influences. At the down dip margins, these obstacles have forced the mineralization into channel ways, which remain open at depth. Along the north eastern margins, interpretation of broadly spaced drilling has suggested that the mineralization continues on the up dip side of a large block. This area of mineralization, the down dip open channels, and a poorly drilled section between the Upper PM and Main PM, represent excellent opportunities for future extensions of this important deposit.

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7 November, 2005

McCREEDY WEST
PM DEPOSIT
Inclined Longitudinal Section
Upper PM
PM
FNX Borehole
Historical Borehole
PM Deposit
PM Exploration Ramp
0
200
Feet
900 L
1100 L
1300 L
1500 L
1700 L
1900 L
2500 E
3000 E
3500 E

Figure 7

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7 November, 2005

Mineralization within the PM Deposit typically consists of chalcopyrite +/- millerite + PGM (Pt+Pd bismuth tellurides) veins, veinlets, stockworks and disseminations within a mineralized envelope which generally dips -35o to the southeast. The mineralization style varies throughout the deposit but in general terms it consists of the following:

1	Narrow veins (<1 ft scale) and stringers of chalcopyrite +/- millerite, which may be sub-continuous over distances up to 100 ft. The PM Ramp, cross-cut and muck-bay mapping has revealed that these veins have a dominant dip of 40° to 50° towards the south east (140° to 145° local grid). This trend is similar to the orientation of the Sudbury Breccia package, albeit at a slightly steeper dip. This general orientation may be influenced at all scales by the occurrence of blocks and clasts which can radically affect vein orientations. The stress regime which has influenced the character of the veins was such that the blocks did not become significantly fractured, resulting in defining fluid pathways around, rather than through, the blocks. This has had the effect of gneissic blocks being wrapped by sulfides (forming sulfide shells).

2	Stockworks of narrow, discontinuous fracture fills and veinlets occur between and conjugate to the larger, more continuous, and locally bounding (especially on the footwall margin to the mineral envelope) vein systems described above. These stockworks may represent high grade, high tonnage lodes which may be tracked by observing the characteristics of the high grade bounding veins. The interaction of the fluids with the silicates of the Sudbury Breccia is increased in this area due to the multiple fractures between the bounding veins. This increased interaction has provided a very fertile environment for the formation of platinum group minerals and resulted in high metal tenor sulphide mineralization.

3.	Disseminated chalcopyrite and lesser millerite within the matrix of the Sudbury Breccia. These patches of disseminated mineralization are typically associated with intense epidotization and chloritization and may be the result of a late, localized, re-mobilization event. This mineralization style occurs near veins and fracture fills on a local basis but it is not a consistent characteristic of all veins and fracture fills. Geochemical analysis of disseminated mineralization patches has revealed this style of mineralization to contain lower values of PGE’s (~1 g/t TPM).

4.	Blebs and dissemination of sulfides which have replaced the mafic component of some clasts. In felsic to intermediate clasts, this replacement style provides a mottled appearance to the rock as the ore forming fluids have selectively replaced the mafic minerals with sulfides. In mafic units, the texture may consist of sulfide disseminations throughout the unit with local mm- to cm-scale blebs.
5.	Extreme low sulfide zones (0.1 to 0.2% S) with high precious metals that are associated with narrow sulfide veinlets and disseminated chalcopyrite and millerite. Although common

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throughout the deposit on a local scale, this style of mineralization is the dominant style in the extreme south east corner of the deposit and will likely result in grade estimation challenges based on sulphide content
6.	Irregular chalcopyrite veinlets and blebs intergrown and associated with pegmatoidal and granophyric veins and patches. These quartzo-feldspathic units appear to have shared the same fluid pathways and may be contemporaneous with sulfide – PGE mineralization.
7.	Disseminated chalcopyrite and minor millerite occur with patchy, discontinuous distribution within epidotized and chloritized Sudbury Breccia matrix. This style of mineralization is interpreted to be part of a late, localized re-mobilization event and contains low PGE values (<1 g/t Pt+Pd+Au).

From March 1, 2004 to February 28, 2005, FNX completed 135 underground holes at the PM Deposit (Upper and Main) for a total of 49,580 ft. A further 51 holes (21,106 ft.) were completed between March and 31 October 2005 for a grand total of 309 drillholes for 164,660 ft since inception of the program. The 2005 drill program was designed to test the continuity of the mineralization, increase confidence levels and add to the understanding of the geologic controls to mineralization. This drilling provided the detailed information required to plan mining layouts.

In mid 2005 the exploration ramp from the 1550 Level to access the PM with the objectives of creating drill platforms, permit mapping to develop a better understanding of the mineralization controls and to take bulk samples was completed. This program was successful in that a total of 61,000 tons grading 1.26% Cu, 0.29% Ni, 5.04 g/t (0.15 oz/st) has been mined to date. Some 27,000 tons of this material was development ore with the balance of 34,000 tons being mined following the declaration of commercial production in May, 2005. .A resource estimate was completed by FNX in January 2005 showing an Indicated Resource for the PM of 2.25 million tons averaging 1.11% Cu, 0.26% Ni, 0.07 oz/t Pt, 0.09 oz/t Pd and 0.03 oz/t Au . An additional Inferred Resource totalled 1.06 million tons grading 1.11% Cu, 0.28% Ni, 0.08 oz/t Pt, 0.11 oz/t Pd and 0.03 oz/t Au. This resource estimate, which is NI 43-101 compliant, was audited by Independent Consultants, Roscoe Postle Associates.

8.1.5.4 Advanced Exploration - Main PM

 A PM access ramp was driven from the 1550 Level off the main ramp, and by the end of February 2005, approximately 3000 ft of ramp, cross cut, drift and muck bay development has been completed. Several bulk samples were taken from the PM Ramp at various stages along its length . These bulk samples were processed and used as part of the process to determine the feasibility of mining the PM Deposit.

A major element of the exploration program at the PM Deposit in 2004 was the mapping and sampling of the ramp. The ramp was designed to be driven across the main portion of the PM Deposit, remaining in

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mineralization throughout. The mapping of the geology and mineralization in the heart of the Deposit has provided the exploration team with the confidence to properly model the geology and the resource. In addition to exploration along the ramp, a drill exploration program was completed at the Main PM from various platforms which allowed the PM Deposit to be tested from external locations at 50 to 100 ft spacing over much of the Deposit and also from internal locations at 25 to 50 ft spacing. This closer spaced drilling was completed in anticipation of this part of the deposit being the area for initial mining.

8.1.5.5 PM Bulk Samples & Mining

Figure 8 shows the trace of the ramp development through the PM Deposit and the bulk sampling results. These samples have been taken to increase confidence in the drill-indicated grades and to provide metallurgical test samples. The bulk samples confirmed drill-indicated grades and, together with results from the detailed drill program and underground mapping, have assisted with the completion of a resource estimate at the PM Deposit. The west central portion of the PM Deposit, in the vicinity of bulk sample area was developed for limited production early in 2005 with commercial production being declared in July 2005. Commercial production was declared in July 2005 so that the 3rd Quarter results for 2005 (fiscal period ending 30 September comprises production for May, Jun & July) show 26,328 tons mined grading 1.3% Cu, 0.34% Ni, 0.17 oz/st TPM (Pt+Pd+Au). A further 30,500 tons were mined during August and September at similar grades.

8.1.5.6 PM Deposit Development and Exploration in 2005

In addition to the current production the Deposit will again be the focus of significant exploration in 2005 with 36,500 ft of drilling (48 holes) having been allocated to definition and exploration drilling of this deposit. Specifically, the target areas will include definition drilling of the Upper PM and the production area of the Main PM, stepout exploration drilling down dip and north east of the Main PM, and infill drilling between the Upper PM and Main PM.

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7 November, 2005

Sudbury Joint Venture
McCreedy West Mine
PM Bulk Samples

4063 tons from Bulk Sample #1 graded 0.20 oz/t (Pt+Pd+Au),1.4% Cu, 0.4% Ni

Bulk Sample	Tons	% Cu	% Ni	oz/t TPM
#1	4104	1.41	0.40	0.20

Lot Number	Tons	% Cu	% Ni	oz/t TPM
18	1533	1.08	0.32	0.20
19	1287	1.28	0.31	0.19
20	870	0.95	0.23	0.16
21	972	0.57	0.17	0.16
22	659	0.71	0.22	0.18
23	930	1.44	0.27	0.34

Area of Bulk Sample #1
800 S
Lots 18-20
Lots 21-23
To Levack
1600 Level
1300 S
PM Bulk Sample #1
Lot 23
Metallurgical Test
Other Bulk Samples
PM Deposit
PM Ramp/No Bulk Samples Taken
PM Ramp Planned
0
250
Feet
2900 E
3800 E

Figure 8

Sudbury Joint Venture
March, 2005

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8.1.6 Resources & Reserves - McCreedy West Mine

The majority of the mineral resource estimates are completed in-house by FNX using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced by FNX personnel describing the model parametres used, including the number of drill holes, assay and composite statistics, estimate methodology and interpolation parametres, volume-tonnage validation and nearest neighbour interpolation validation of the model. The McCreedy West nickel contact-type deposits and the Upper PM (formerly the 950 Footwall Vein deposit) were estimated using this methodology.

The Technical Report (dated March 23, 2004 and filed on SEDAR May 14, 2004) reported that additional drilling during the year at McCreedy West had resulted in the conversion of resources to probable reserves (RPA Report, August 2003). An additional 505,000 tons in the inferred resource category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004.

Additional drilling during this reporting period has continued to link up the individual areas previously designated as separate deposits and the various components of the Inter Main deposit (SW Inter Main, Northern Extension and West Inter Main) are all now referred to as the Inter Main Deposit. More detailed drilling of the footwall deposits allied with the information gained from the PM exploration ramp and our increased geological understanding of the footwall environment have supported the long held belief that the McCreedy West footwall deposits show a progression from the sharp walled massive chalcopyrite veins of the 700 Deposit, down through the previously labeled 950 Deposit and into the much larger PM Deposit. The 700 Footwall Vein resource estimation was based on updating and modifying an earlier Inco estimate using the cross sectional polygon method. These resource models are then passed over to Dynatec mining engineering personnel for conversion to reserves.

Table 7: McCreedy West - Reserves (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits - 700	0.11	0.76	6.55	0.05	0.07	0.04	0.16
TOTAL		1.36

Reserve Assumption and Notes

  Reserve estimates were calculated from the revised estimate of indicated resources for the Upper Main, Inter Main and East Main contacts deposits, and the 700 Footwall Deposit.
  All reserve estimates, cut-off grades, and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.78/lb., Ni=$3.95/lb., Pt=$650/oz., Pd=$185/oz., Au=$350/oz., and a Canadian dollar of U.S. $0.70.
  Reserves are the mineable economic portion of the resources. Contact deposit reserve estimates include mining dilution at grades assumed to be zero, and include mining recovery of about 83%. Mining cut-off grades for reserves are determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method.
  The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.
  TPM = Pt+Pd+Au
  oz/t = ounces per short ton

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7 November, 2005

Table 8: McCreedy West - Resources (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Indicated	Contact	1.11	2.24	0.28	-	-	-	-
	Footwall - 700	0.15	0.78	7.00	0.06	0.09	0.05	0.20
	Footwall - Upper PM	0.52	0.27	1.44	0.07	0.08	0.03	0.18
	Footwall - PM	2.25	0.26	1.11	0.07	0.08	0.03	0.18
TOTAL		4.03
Inferred	Contact	0.37	1.65	0.33
	Footwall - 700	0.01	0.84	5.77	0.08	0.12	0.07	0.27
	Footwall - PM	1.06	0.28	1.11	0.08	0.11	0.03	0.22
TOTAL		1.44

Resource Assumptions and Notes:

  The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.
  Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.
  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip. The Indicated resources are those blocks above C$83/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.
  The PM Deposit resource estimate is based on a 0.064 oz/ton TPM cut-off.
  The Upper PM (950) resource volume is based on a 0.75% Ni equivalent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. and a Canadian dollar of US$0.67.
  The 700 Deposit resource estimate includes internal and external mining dilution; estimates for the contact deposits and the PM and Upper PM (950) deposits include internal dilution.
  TPM = Pt+Pd+Au
  oz/t = ounces per short ton

The distribution of these resources by orebody is shown in Table 10 below. At McCreedy West, resource estimates were updated for the Inter Main, 700 Footwall deposits and were incorporated into the December 31, 2004 reserve statements. Also, during the period, an initial resource estimate was completed for the PM Deposit and this was announced in a press release dated 31 March, 2005.

Table 9 : McCreedy West Mine-Resources by Orebody (December 31, 2004)

Deposits	Resource Category	Tonnage	Ni	Cu	Pt	Pd	Au	TPM
		(tons)%			oz/ton
Indicated Resource
Contact Deposits
Upper Main	Indicated	14,300	0.51	1.82	-	-	-	-
Inter Main	Indicated	1,030,000	0.27	2.21	-	-	-	-
East Main	Indicated	65,100	0.39	2.87	-	-	-	-
Subtotal	Indicated	1,109,400	0.28	2.24

Footwall Deposits
700	Indicated	151,000	7.00	0.78	0.06	0.09	0.05	0.20
Upper PM (950)	Indicated	520,000	1.44	0.27	0.07	0.07	0.02	0.15
PM	Indicated	2,250,000	1.11	0.26	0.07	0.08	0.03	0.17
Subtotal	Indicated	2,921,000	1.47	0.29	0.07	0.08	0.03	0.18

Total Indicated		4,030,400

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7 November, 2005

Table 9 (Contd.)
Deposits	Resource Category	Tonnage	Ni	Cu	Pt	Pd	Au	TPM
		(tons)%			oz/ton
Inferred Resource
Contact Deposits
Upper Main	Inferred	128,000	0.31	1.44	-	-	-	-
Inter Main	Inferred	169,000	0.26	1.99	-	-	-	-
East Main	Inferred	76,300	0.51	1.26	-	-	-	-
Subtotal	Inferred	373,300	0.33	1.65

Footwall Deposits
700	Inferred	8,100	5.77	0.84	0.08	0.12	0.07	0.27
PM	Inferred	1,060,000	1.11	0.28	0.08	0.11	0.03	0.21
Subtotal	Inferred	1,068,100	1.15	0.28	0.08	0.11	0.03	0.21

Total Inferred		1,441,400

Resource Assumptions and Notes

  The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.
  Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.
  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip.
  The PM deposit resource estimate is based on a 0.058 oz/ton TPM cut-off and a minimum true width of 8 ft..
  The Upper PM (950) resource volume is based on a 0.75% Ni equivelent cut-off grade and a minimum 8 ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. And a Canadian dollar of US$0.67. The Indicated resource are those blocks above C$87/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.
  The 700 Deposit resource estimate includes internal and external mining and sill dilution; estimates for the contact deposits and the PM and Upper PM(950) deposits include internal dilution.
  TPM = Pt+Pd+Au
  oz/t = ounces per short ton

Updated resources will be compiled for the McCreedy West East Main deposit with the addition of new information obtained from recently completed underground mapping and infill diamond drilling.

An initial resource estimate (reviewed by Roscoe Postle Associates) was completed in March 2005 for the PM Deposit and is presented in Table 11. These resources include 520,000 tons of material previously reported in the indicated category and designated as 950 Deposit. This Deposit is now regarded as being the up-dip part of the PM (Main Deposit, (Figure 8)

Table 10: McCreedy West Resource - PM Deposit (December 31, 2004)

Category	Tons (million)	Grade
		Cu%	Ni%	TPM oz/ton
Indicated	2.77	1.17	0.26	0.17
Inferred	1.06	1.11	0.28	0.21

FNX Mining Company Inc.
7 November, 2005

  Resources for the PM Deposit are based on a minimum true width of 8 ft and a 0.058 oz/ton TPM cut-off.
  The Upper PM (950) resource volume is based on a 0.75% Ni equivelent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. And a Canadian dollar of US$0.67. The Indicated resource are those blocks above C$87/ton NSR as based on the 700 deposit Inco Off-Take Agreement metal accountability.
  TPM = Pt + Pd + Au
  oz/ton = ounces per short ton

8.1.7    Mining

The underground mine operations at the McCreedy West Mine are accessed via a -20% decline extending from surface to the 1600 Level. Emergency egress from the mine is via a raise ladderway system extending to the 1600 Level.

Mining methods at McCreedy West are dictated mainly by ore geometry and the need to minimize dilution. In the Footwall 700 Deposit, shrinkage mining is utilized in the steeper veins while conventional up-dip panel mining is used in the flatter veins. The contact deposits, Upper Main, East Main and Inter Main Deposits, utilize mechanized cut and fill stoping, and where possible, long-hole stoping methods. An internal ramp system is utilized to access the Inter Main Deposit from the 950 and the 1450 Levels to support stoping of the ore zone. Backfilling consists of unconsolidated waste produced from the mine development.

Broken ore from the stopes is loaded into underground haulage trucks (36 and 55 tons capacity) by which it is transported to surface. Development waste is dumped directly into previously mined out areas or hauled to surface for temporary storage, prior to returning underground as backfill.

The ore hauled is placed in temporary storage bays designated by orebody on a containment pad. The ore is reduced to 1” size through a two-stage crushing circuit and then passed through a sampling tower. All crushed and sampled ore is stacked into lots of approximately 1,000 tons. This material is loaded and trucked to Inco’s Clarabelle Mill for processing. Milling, smelting and refining of the ore are subject to the terms of an Off-Take Agreement with Inco.

Ore production from the McCreedy West Mine commenced in November 2003 from the 700 and Upper Main Deposits, and in January 2004, the SJV partners declared commercial production at the McCreedy West Mine. In the fiscal year January – December 2004 (which comprises production from November 1, 2003 to October 31, 2004, a total of 283,358 tons was shipped to Inco’s Clarabelle Mill, comprising 267,377 tons of nickel ore from the Inter Main, East Main and Upper Main at 1. 7% Ni and 16,000 tons of footwall copper ore from the 700 Deposit grading 5.9% Cu.

For the nine month period from November 1, 2004 to 31 July 2005 (corresponding to the production reported for Quarters 1,2 and 3 for the fiscal year 2005), a total of 333,072 tons was mined from contact

FNX Mining Company Inc.
7 November, 2005

nickel and footwall Cu-PGM deposits., with the majority, approximately 290,000 tons being nickel ore. The 700 Deposit, which was the only source of copper ore in previous years, has now been augmented with higher tonnages from the PM Deposit which is amenable to longhole mining.

The McCreedy West Mine operations are committed to a high standard of environmental stewardship. Reinforcing this in 2005 was the appointment by FNX of a Director of Environmental Affairs and the hiring of well qualified environmental technicians at the three mining/advanced exploration operations. Sustainability is an important issue for every department, and involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. A series of management systems for maintenance, environmental activities and occupational health and safety have been implemented. Currently, operations at McCreedy West, Levack and Podolsky are in compliance with applicable corporate standards and environmental regulations.

As part of the environmental program to ensure the mining activities do not impact the site, the process containment and stockpile pad at McCreedy West collects and diverts any surface water runoff from the stockpile pad to treatment. This engineered pad includes adequate storm water storage capacity, an impermeable liner and proper drainage, all of which conform to environmental standards. Effluent water runoff is collected and diverted through the mine workings and is eventually pumped to surface by Inco from the Coleman/McCreedy East Mine and treated at the Strathcona water treatment plant. Depending on backfill requirements, waste produced from the mine development may be hauled and temporarily stored on surface on the containment pad.

The site environmental management plan for the McCreedy West Mine provides for “walk-away” closure. The potential for acid rock drainage from the mine activity is limited to materials placed and processed on the stockpile pad. At closure, the stockpile pad will be transported underground to fill the remaining mine workings. There is no water discharge from the site. There are presently no tailings ponds or waste treatment facilities on the McCreedy West Mine site, and none are planned.

The installation of a new crusher building was completed in 2004, and the Ministry of Northern Development and Mines (“MNDM”) approved an amendment to the Levack-Onaping Closure Plan to cover this additional infrastructure.

8.1.8 Recommended Work Program and Budget

The primary objective of the 2005 program is to continue to expand the resource and reserve base at McCreedy West Mine by delineation diamond drilling, additional testing of known targets together with exploration drifting and associated underground mapping and sampling.

FNX Mining Company Inc.
7 November, 2005

The targets to be tested are described in Sections 8.1.4 and 8.1.5 above and the proposed exploration program includes 109,500 ft of drilling in 191 holes, all but six of which (15,000 ft) are from underground platforms. The targets are summarised as follows:

1.	Target areas to the north, east, south and southwest of the Inter Main will be tested with 10,000 ft of drilling in 30 holes from underground platforms.

  Drilling on the South West Extension: (10,000 ft in 12 holes ), is designed to provide additional confidence in the area that was outlined as an inferred resource (News Release 23 September, 2004) and parts of which have been upgraded by subsequent drilling to an indicated resource. This extension of the Inter Main towards the southwest may represent the north part of the Boundary Deposit.
  Up to six surface drillholes (15,000 ft) will test the potential of the Boundary Deposit where historic drilling (at 300 ft. intervals) demonstrated the potential of this target (0.2% Cu,1.6% Ni over 25.0 ft and 0.3% Cu, 1.6% Ni over 59.2 ft). Some of the holes may be extended to better test the potential for footwall mineralization
  Drilling in the Inter Main West area in late 2004 defined and upgraded this resource located in close proximity to infrastructure to Indicated status. Additional drilling (2,000 ft. in 10 holes) has been allocated to test for expansion of the deposit

2.	In 2005, drilling in the East Main will focus on providing better delineation of the down dip and up dip extents of the deposit leading to an updated resource/reserve estimation. Most of this proposed drilling (3,000 ft. in 10 holes) will be completed from current underground workings
3.	The SIC between the McCreedy West Inter Main Deposit and the Levack Mine is a prime target area with some local indications suggesting the potential for mineralized zones but which is only sparsely (300 ft – 400 ft spacing) drilled. The holes required for this program (15,000 ft in 20 holes) will be drilled from the 1550 level, and be between 700 and 900 ft. in length.
4.	The PM Exploration Ramp will be completed during 2005 and initial preproduction is anticipated as part of the Feasibility Study. In addition significant exploration will continue with 36,500 ft of drilling (48 holes) having been allocated to further define and explore for extensions to the deposit.

The total budget allocated for this proposed exploration program is $4.65 million.

This budget excludes the PM exploration ramp which is included within the mine budget.

FNX Mining Company Inc.
7 November, 2005

8.2 Levack Mine Property

8.2.1 Location, History, Infrastructure & Environment

The Levack Mine property, comprising 811.37 acres in six mining patents, is located 34 km northwest of Sudbury (Figure 1) in Levack Township and immediately adjacent to the McCreedy West property described above (Figure 9). Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. The Mond Nickel Company acquired the property in 1912 and production started from the No.1 inclined shaft in 1915. Following the merger with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft. In 1939 the No.1 and No.2 East Orebodies were discovered and the No.3 and No.4 Orebodies were discovered by diamond drilling in 1947. The No.3 internal shaft was collared in 1950.

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,000,000 tons grading 1.31% Cu, 2.00% Ni, 1.5 g/t TPM.

FNX Mining Company began exploration on the Levack property in March, 2002. In the first quarter of 2004, FNX initiated an underground and surface drilling program at Levack designed to better define the 1300 and 1900 Deposits.

In late 2003 FNX released an indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni from a detailed review of the Historic Mineral Inventory. The total inferred resources were atated as 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates, completed in-house by FNX personnel and consultants, were reviewed and audited by independent consultants Roscoe Postle Associates. The RPA report, by Richard Routledge M.Sc., P. Geol., dated October 3, 2003, and entitled “Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario”, was filed on SEDAR.

During 2004 drilling on the 1300 Deposit was completed from underground platforms accessed through the 1600 level from the adjacent McCreedy West mine. This work has resulted in a new mineral resource estimation for the Levack Mine which promotes much of the 1300 Deposit resource to the indicated category.

Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft remains accessible and usable, subject to refurbishing, currently underway, to approximately the 3,600 ft Level. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine (Inco) return air.

FNX Mining Company Inc.
7 November, 2005

During 2004 and to permit access to underground drilling platforms at Levack, the 1600 Level was rehabilitated from the McCreedy West Mine main ramp to the Intermediate – 1300 Deposit area at the Levack Mine. At 31 October, 2005 rehabilitation and recommissioning of the surface infrastructure has been completed and approved. The rehabilitation of the shaft manway and both skip compartments had been completed to 2,200 ft and rehabilitation of the main cage compartment was at 1,200 ft. The man cage compartment had been rehabilitated to 750 ft. Level rehabilitation, scheduled to begin in November, will allow for preparation of underground drill stations to support drilling by year end.

The work force at Levack at 31 October, 2005, there are 40 personnel on site..

The Levack Mine is covered by the same joint Inco-Falconbridge environmental Closure Plan as the McCreedy West Mine. An amendment to the Closure Plan will be submitted to the Ministry of Northern Development and Mines in the 4th quarter. The amendment addresses minor issues associated with FNX’s ongoing development of the property. Information provided in the amendment includes a site characterization that was completed by a Third Party consultant in April 2004. This study defined existing mining disturbances at the Levack property, delineated watershed boundaries and established upstream and downstream monitoring stations in the nearby receiving waters.

The Certificate of Approval (Sewage) is current and covers the handling and disposal of both sanitary sewage and industrial waste water. Sanitary sewage may either be discharged through a local tile field or transported to the City of Greater Sudbury sewage disposal plant. Industrial (mine) water reports to the Strathcona effluent treatment facility. A new Certificate of Approval (Air) was received in the 3rd quarter. It authorizes the discharge of emissions to air from stationary and mobile equipment and addresses noise and dust issues associated with mine activity.

The annual Public Information session addressing the Levack Mine operations is being held in November 2005 in the community of Levack. The meeting will serve to update the community on FNX’s activities at both the Levack Mine and the adjacent McCreedy West Mine.

FNX Mining Company Inc.
7 November, 2005

LEVACK PROPERTY
Levack Township

LEVACK
Lower Coleman
McCreedy East
Parcel 8360SWS
Parcel 8361SWS
Parcel 5215WS
Parcel 13244SWS
LEVACK
MINE
LEVACK
Parcel 8429SWS
Parcel 8038SWS
& 5761SWS
ONAPING
Windy Lake
DOWLING
DOWLING
0
2.5
km

Figure 9

FNX Mining Company Inc.
7 November, 2005

8.2.2 Property Geology & Mineralization

The Levack Mine is located on the northwest margin of the SIC. It is situated within the Levack Trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45° southeast and contains all of the major North Range sulphide deposits (Figure 1).

The Ni-rich orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments the thickened sequence of sublayer, consists dominantly of granite breccia with sublayer norite containing sulphide mineralization. The orebodies comprise thick lenses and stringers of massive Ni-Cu sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion - rich massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite.

In addition, the Ni-rich contact deposits ( Figure 10) and represented by the Levack Main, No. 1, No. 2, No. 3, No. 4 and No. 7 Deposits, have areas of associated Cu-PGM-rich sulphides, occurring as stockworks of massive stringers in the footwall Sudbury Breccia.

Hanging-wall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack Complex form the footwall to the deposits and are referred to as mega-breccia. The sulphide mineralization and the host rocks have been disrupted by northwest-trending faults.

FNX Mining Company Inc.
7 November, 2005

LEVACK PROPERTY

Longitudinal Section

Southwest
Northeast
No. 2 Shaft
Main
No. 1
Intermediate
No. 2
1300 Zone
No.7X
1600 L
1900 Zone
approx. 6800 feet to McCreedy West Ramp
No. 7
20 Pillar
No. 3
No. 3 Internal Shaft
3600 L
34 Pillar
9000 E
11000 E
13000 E
0
1000
Feet
Mined Areas
Not Previously Mined
Remnants from Historical Mining
Measured and Indicated Resources
Inferred Resources

Figure 10

FNX Mining Company Inc.
7 November, 2005

8.2.3 Deposits

The Ni-rich deposits of interest at Levack Mine are represented by the 1300, No. 7 and the No. 3 Deposits. The 1900 Deposit can be regarded as a hybrid-type exhibiting features of both Ni-rich and Cu-Ni-PGE –rich types. As previously noted, mineralization within the deposits may be transitional from Ni-rich sections to more Cu enriched zones.

The other prime target area at the Levack Mine is the large expanse of footwall rock extending north from the SIC contact. This setting is the host for a number of high grade Cu-Ni PGM vein-type deposits on the North Range, immediately adjacent to the FNX ground. As described in Section 8.3.3, FNX announced a significant discovery in this footwall environment in late February 2005. and subsequent news releases in May, August and October documented the expanding significance of this discovery.

8.2.3.1 1300 Deposit

The 1300 Deposit (Figure 11) is more or less typical of the contact-style mineralization observed on the North Range. This 250 ft x 650 ft deposit extends from the 1000 Level to the 1500 Level of the Levack Mine, and is defined by a sub-horizontal lower portion and a sub vertical upper portion. The lower portion occurs at the contact between sublayer norite and a mixed unit of ultramafic-gabbroic/granite breccia rocks. The upper portion dips at 55° and is completely within the mixed ultramafic-gabbroic/granite breccia unit. The mineralization is consistent with a nickel-rich contact deposit, consisting of massive, semi-massive, blocky and blebby pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization.

Surface drilling by FNX during 2002 (23 surface holes) tested both the 1300 and 1900 deposits. From March 1, 2004 to February 28, 2005 FNX completed eight surface holes for 13,156 ft and nine underground holes from the 1600 level for 8,095 ft to further test the 1300 Deposit. Only one additional surface hole (1,458 ft) was completed from March 1 to October 31, 2005. Significant FNX intersections in the 1300 Deposit include:

  0.6% Cu, 3.9% Ni over 55.4ft in drillhole FNX7004
  0.7% Cu, 2.2% Ni over 20.2ft in drillhole FNX2039
  0.7% Cu, 1.9% Ni over 21.6ft in drillhole FNX7007

The complete results are presented in Table 11

Upon completion of this drilling program, the resource for the 1300 Deposit was updated to 31 December, 2004. (Section 8.2.4).

FNX Mining Company Inc.
7 November, 2005

LEVACK
1300 DEPOSIT
Inclined Section (Looking North - Dip: -45°)
1200 L
1600 L
11000 E
11500 E
28170
28010
28320
886590
2010
7011
2000
971390
971440
886480
971400
2008
7006
971350
2015
7005
7012
971420
2012
7001
7003
7007
971410
971490
7009
2047
2001
2057
971370
7000
7003
2019
2007
7008
2002
7002
971430
2014
2046
2041
971470
2056
2009
2021
2016
2013
2049
971450
2055
2022
2039
2042
2048
2024
2011
2018
2058
2017
971460
2040
2023
64020
2020
971480
Resources
Inferred Resource
Indicated Resource
Boreholes
FNX Boreholes (2004)
FNX Boreholes (<=2003)
Historical Boreholes
0
100
Feet

Figure 11

FNX Mining Company Inc.
7 November, 2005

Table 11:  Levack Mine 1300 Deposit - 2004 Drilling Results

DDH	East	North	Elev	Az°	Dip°	Feet			%		True
						From	To	Length	Ni	Cu	Width %
FNX7000	10975.0	9411.0	11525.0	181.1	18.1	810.5	826.1	15.6	1.6	0.6	100
					and	838.8	841.2	2.4	1.4	0.5
FNX7001	10975.0	9411.0	11525.0	178.0	23.3				nsv
FNX7002	10975.0	9411.0	11525.0	178.0	14.0	815.5	836.2	20.7	1.2	1.1	100
FNX7003	11054.0	9407.0	11252.0	180.1	23.1	711.5	718.1	6.6	2.9	0.7	100
						834.5	852.5	18.0	2.2	0.4
					incl.	834.5	842.4	7.9	3.8	0.6
FNX7004	11054.0	9407.0	11252.0	181.9	16.8	738.2	749.1	10.9	1.3	0.4	60-80
						762.7	865.0	102.3	2.6	0.5
					incl.	771.5	826.9	55.4	3.9	0.6
FNX7005	11054.0	9407.0	11252.0	179.5	29.7	799.9	800.5	0.6	2.8	1.0	100
FNX7006	11114.0	9405.0	11525.0	177.5	33.6	807	809.8	2.8	1.5	0.8	100
FNX7007	11114.0	9405.0	11525.0	168.9	25.4	747.0	768.6	21.6	1.9	0.7	100
					incl.	757.4	768.6	11.2	2.8	0.8
FNX7008	11114.0	9405.0	11525.0	176.4	16.0	791.7	818.3	26.6	1.7	0.8	100
					incl.	802.1	818.3	16.2	2.1	1.0
FNX7009	11175.0	9412.0	11526.0	182.5	20.3	747.8	766.6	18.8	2.2	0.6	100
FNX7011	11210.0	9411.0	11526.0	180.1	36.6				nsv
FNX7012	11210.0	9411.0	11526.0	179.9	28.2	752.8	753.7	0.9	4.7	0.3	100
FNX2039	11050.0	8307.0	13124.0	353.1	-83.4	1473.4	1493.6	20.2	2.2	0.7	100
					incl.	1476	1485.2	9.2	3.1	0.9
					and	1518.9	1528.0	9.1	2.6	0.7	100
FNX2040	11050.0	8307.0	13124.0	356.6	-86.5				nsv
FNX2041	11125.0	8339.0	13105.0	346.5	-80.7	1297.7	1299.2	1.5	1.5	0.6	100
FNX2042	11175.0	8266.0	13135.0	355.5	-82.9	1472.9	1494.7	21.8	1.6	0.3	100
					incl.	1478.1	1490.2	12.1	2.2	0.3
FNX2043	11250.0	8249.0	13139.0	358.7	-77.9	1475.8	1478.0	2.2	1.1	1.1	100
FNX2046	11275.0	8255.0	13147.0	355.9	-82.5	1456.7	1469.0	12.3	1.7	0.5	100
FNX2047	11225.0	8490.0	13106.0	354.9	-81.9	1323.7	1339.1	15.4	2.7	0.8	100

The proposed 2005 exploration program for Levack identified the 1300 Deposit as the focus of much of the 2005 underground exploration drilling program. However, delays in rehabilitation of the infrastructure and the requirement to make safe all working places, has delayed the commencement of this program. Pending safe access to drill platforms it is intended that infill drilling will begin from the 1300 Level prior to year end. A total of 12,000 ft of drilling had been allocated in the 2005 budget for this purpose but much of this has been reallocated elsewhere.

8.2.3.2 No.7 Deposit & 7 Extension (7X)

This area of Ni-Cu contact-type mineralization is located down dip and to the west of the Levack Main Orebody (Figures 10 & 12). Partially mined prior to the Levack Mine shutdown, this contact deposit contains significant resources and will be an initial focus for production. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite and this, together with the style, mode of occurrence and significant intersections of this mineralization, have been described in previous Technical Reports.

FNX Mining Company Inc.
7 November, 2005

In addition to the partially mined portions of the deposit, an undeveloped exploration area to the east of this deposit has significant potential. This area, known as the No. 7 extension (No. 7X), has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1000 ft down dip. Thirty-seven historical boreholes with 48 intersections, 26 of which are greater than 10 ft, cut the zone, and assays (previously reported) show that Ni values exceed copper values by a ratio of at least 2:1 with negligible PGE values.

In 2003, FNX completed three holes into the No.7 Deposit and reported significant intersections This drilling was followed up in 2004 with four surface holes (5,721 ft) and 2 underground holes (3,026 ft) Significant intersections from this drilling include:

  0.39% Cu, 1.46% Ni, over 49.2 ft in drillhole FNX2054
  0.15% Cu, 1.18% Ni, over 47.0 ft in drillhole FNX7013

In 2005, 10,000 ft of underground drilling was planned for the No. 7 and No. 7 Extension. This drilling was to focus on defining the upper portions of the No. 7 Extension, and on extending the known limits of the No. 7 Deposit. However, as with the 1300 Deposit, delays in rehabilitation of the infrastructure and the requirement to make safe all working places, has delayed the commencement of this program. Pending safe access to drill platforms it is intended that infill drilling may commence prior to year end. Much of the budgeted drilling has been reallocated elsewhere.

FNX Mining Company Inc.
7 November, 2005

FNX
FNX MINING COMPANY INC.
LEVACK
No 7 DEPOSIT & No 7 EXTENSION
Inclined Section (Looking North, Dip: -39°)
1100 L
1600 L
2100 L
2600 L
2053
2052
2060
7013
2034
2051
2054
7014
2037
2033
7 Extension
7X
#7 Deposit
FNX Borehole
Historical Borehole
7 Deposit
7 Extension Deposit
0
250
Feet
8500 E
9000 E
9500 E
10000 E

Figure 12

FNX Mining Company Inc.
7 November, 2005

8.2.3.3 No. 3 Deposit

The No. 3 Deposit is a partially mined Ni-Cu-PGE contact-type mineralized body located 3,600 ft east of the No. 2 shaft (Figure 10) in a large footwall embayment. This orebody is atypical of most other North Range contact-type deposits because of the strong association of Ni-dominant mineralization with Sudbury Breccia rather than with granite breccia.

The 2003 FNX drilling program, designed to test the down dip proximal footwall to the No. 3 Deposit in an attempt to locate any associated Cu–Ni–PGE mineralization, intersected several narrow Cu–Ni–PGE rich veins in FNX2030 which assayed 2.22% Cu, 0.93% Ni, 5.45 g TPM over 12.2 ft.

In 2004, three holes (7,867 ft) were drilled into the footwall behind the #3 Orebody. These holes intersected stringers of low sulfide – high PGE mineralization similar to that reported from historic holes including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 ft in FNX6031. The results of this work are discussed in Section 8.3.

8.2.3.4 1900 Deposit

The 1900 Deposit is located down dip from the mined Intermediate Deposit, (Figures 10 & 13) and is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. This 650 ft by 150 ft deposit is hosted in a mixed unit of granite breccia with Sudbury Breccia, and is overlain by a 450 ft wide meta-gabbroic-ultramafic block, upon which the 1300 Deposit is positioned. Below the deposit, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia.

Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia. The north-eastern end of the 1900 trends towards the back of the No. 3 Deposit, whereas the 1900 mineralized horizon may merge with the 1300 mineralized horizon, up dip and to the west.

Historic drilling of 15 holes returned 18 intersections (previously reported) in the Deposit, with seven being greater than 10 ft. FNX completed six holes on the Deposit during 2002 (Figure 13) and intersected significant intersections (previously reported) in and around the 1900 Deposit in holes 2001, 2004 and 2015.

In 2004, three surface holes 2047, 2048 and 2049 were drilled (6,576 ft) into the 1900 Deposit without any significant intersections.

FNX Mining Company Inc.
7 November, 2005

LEVACK
1900 DEPOSIT- INCLINED PLAN
(Looking N-W, Dip: -35°)

1750 L
1900 L
2050 L
2012
2010
2015
2005
2019
2000
7010
2007
7020
2022
2008
2024
2049
2001
7019
2023
2014
2047
2009
2048
FNX Borehole
Historical Borehole
0
100
Feet
2002
11200 E
11400 E
11600 E
11800 E

Figure 13

In addition, four undergound holes (1,310 ft) were drilled between the 1900 Deposit and the bottom of the #1 Deposit. Significant intersections from these holes include:

  1.77% Cu, 2.13% Ni, 2.54 g/t TPM over 10.5 ft in drillhole FNX7020
  1.86% Cu, 1.95% Ni, 4.33 g/t TPM over 15.8 ft in drillhole FNX7020
  1.28% Cu, 1.65% Ni, 2.33 g/t TPM over 20.6 ft in drillhole FNX7021

No drilling was carried out on this target in 2005.

FNX Mining Company Inc.
7 November, 2005

8.2.4 Resources

The receipt of the Inco Levack Mineral Resource Inventory (LMRI) in 2003 permitted the Company to estimate a total of 4.6 million tons grading 2.06% Ni, 1.03% Cu in the measured and indicated resource categories and an additional 0.98 million tons grading 1.97% Ni, 0.86% Cu in the inferred resource category. Details of this resource estimate, audited by independent consultants Roscoe Postle Associates, are contained in the Technical Report dated 23 March 2004 and filed on SEDAR

The underground drilling of the 1300 Deposit from platforms on the 1600 Level has permitted an upgrade of this estimate with the majority of the 1300 inferred resource now promoted to the indicated category resulting in the updated Levack Resource estimate presented in Table 12 and the contribution from individual deposits is shown in Table 13.

Table 12:   Levack Mine - Summary of Mineral Resources (as at December 31, 2004)

LEVACK MINE
		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		oz/ton
Measured	Contact Deposits	2.41	2.11	1.07	-	-	-	-
Indicated	Contact Deposits	2.46	2.01	0.95	-	-	-	-
TOTAL	Contact Deposits	4.87	2.06	1.01	-	-	-	-
Inferred	Contact Deposits	0.65	1.99	0.95	-	-	-	-

Table 13 : Levack Mine - Resource Estimate by Deposit (December 31, 2004)

Deposits	Resource	Tonnage	Cu	Ni
	Category	(tons)%		%
Main OB	Measured	864,200	1.00	2.00
No. 1	Measured	411,900	1.14	2.36
No. 2	Measured	742,700	0.81	1.98
No. 3	Measured	395,900	1.65	2.35
Total Measured Resources		2,414,700	1.07	2.11
Main	Indicated	53,960	0.78	2.30
No. 1	Indicated	294,800	0.98	2.46
No. 2	Indicated	239,000	1.22	2.07
No. 3	Indicated	771,700	1.56	2.02
No. 7	Indicated	335,300	0.47	2.12
No. 7 Extension	Indicated	487,000	0.34	1.51
1300 Zone	Indicated	274,000	0.70	2.16
Total Indicated Resources		2,455,760	0.95	2.01
Total Measured and Indicated		4,870,460	1.01	2.06
McCreedy West – Levack Contact	Inferred	18,460	0.20	2.06
No. 7 Extension	Inferred	123,200	0.23	1.25
20 Pillar	Inferred	186,300	0.56	2.17
No. 2	Inferred	12,000	1.09	1.97
No. 3	Inferred	21,730	3.05	1.94
34 Pillar	Inferred	94,160	0.55	2.14
1900 Zone	Inferred	176,500	1.92	2.28
1300 Zone	Inferred	17,300	0.56	1.60
Total Inferred Resources		649,650	0.95	1.99

FNX Mining Company Inc.
7 November, 2005

The following parametres were used in determining the Levack resources:

  Resource estimates for the 1900 zone are based on a 1% Ni equivelent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.80/lb., nickel=$3.75/lb., platinum=$525/oz., palladium=$225/oz., Gold=$325/oz. and a Canadian dollar of US$0.67.
  Resource estimates for the Levack 1300 and No. 7 Extension deposits are based on a 1% nickel cut-off grade and a minimum eight ft true width.
  The remaining Levack resource estimates produced from the INCO MRI are based on either a
  1% Ni or 1% Ni equivalent cut-off. Nickel equivalency is based on metal prices of ($US): copper=$0.78/lb., nickel=$3.95/lb., platinum=$650/oz., palladium=$185/oz., Gold=$350/oz. and a Canadian dollar of US$0.70.

8.2.5 Recommended Work Program and Budget

The prime objective in 2005 was to continue to upgrade as quickly as possible the near term production targets (1300, 1900, No. 7 and 7 Extension deposits) to reserve status where possible. This planned program was unable to be carried out due to delays in access. As noted in the update to 28 February , 2005 59 (29,800 ft) of the 62 holes (37,300 ft) holes planned were from underground sites, and were contingent on the progress of the #2 shaft rehabilitation program. Three holes (7,500 ft) were planned from surface to test a proximal footwall target.

The exploration expenditures for this program were estimated at $1.65 million.

8.3 NORTH RANGE FOOTWALL EXPLORATION

8.3.1 Geological Setting & Concept

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig, Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC (Figure 14). The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt to host similar deposits.

This is an important exploration target and some 50% of this prolific area is included in the FNX Property. Of particular interest is the discovery and development of high-grade Footwall Cu-Ni-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. The geology across the entire embayment is similar and there is no compelling reason why such deposits should not occur on the FNX ground.

FNX Mining Company Inc.
7 November, 2005

FNX
FNX MINING COMPANY INC.
NORTH RANGE FOOTWALL PROJECT
LEVACK EMBAYMENT
Plan View – Orebodies & Veins Projected to Surface
SJV Property
McCreedy East Mine
153 Orebody
Fraser-Strathcona Mine
and Coleman Mine
Footwall Copper Zones
McCreedy West
Mine Portal
Levack
#2 Shaft
Levack Twp.
Dowling Twp.
FNX6010
Cu-Ni-PGE Veins
0
2500
Feet
SJV Property
INCO Property
Falconbridge Property
Nickel Resource
Footwall Copper Resource
Surface Projection of SIC/Footwall Contact
Fault
NOTE: Unsurveyed Property Boundaries

Figure 14

FNX Mining Company Inc.
7 November, 2005

The presence of the 700 and PM Deposits in the proximal footwall at the McCreedy West Mine supports this contention and previous exploration had not systematically explored the more distal sections of the footwall on this west side of the Fecunis fault. The current FNX Footwall exploration program is designed to test this hypothesis.

8.3.2   Exploration Results

Within the McCreedy West property, previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-Ni-PGM sulphide mineralization. On the adjacent Levack property, the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of favourable footwall Sudbury Breccia.

The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. In addition to testing the geology, these holes will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies.

In the period March 1, 2004 to February 28, 2005, 24 footwall holes were completed on the Levack and McCreedy West properties for a total of 43,000 ft. The drill program in 2004 and the first part of 2005 has targeted four main areas of the footwall:

i)	Main Orebody Footwall	: 18 holes (29,193 ft)
ii)	#3 Orebody Footwall	: 3 holes (7,867 ft)
iii)	West of Main Orebody Footwall	: 2 holes (3,123 ft)
iv)	McCreedy West Footwall	: 1 hole (2,805 ft.)

Upon completion of surface mapping in 2003 and initial drill testing in early 2004, the footwall to the Levack Main Orebody became the focus of much of the Footwall program for the remainder of 2004. Surface mapping of these footwall rocks identified areas of significant, locally weakly mineralized, Sudbury Breccia showing characteristics suggestive of proximity to mineralization. Five holes drilled in 2004 tested these surface exposures.

The best of these near surface holes intersected a zone of intense epidote/magnetite alteration with pentlandite and chalcopyrite, which graded 2.0 % Ni, 0.8% Cu and 1.7 g/t TPM over 12.45 ft. Previous drilling by both FNX and INCO had also encountered significant mineralization in this same general area (31.0% Cu, 0.3% Ni and 12.45 g/t TPM over 4.5 ft in 85571-0), but at greater depth (500 to 1000 ft below surface). To provide a better test of this area, an additional 18 holes were completed behind the Main Orebody. Most of these holes were designed to provide better definition of the previously encountered mineralization at depth, and most holes did intersect sulfides, although the results were variable.

FNX Mining Company Inc.
7 November, 2005

The two most significant intersections were:

28.9% Cu, 0.5% Ni , 4.6 g/t TPM over 4.7 ft in FNX6025, and 21.6% Cu, 1.0% Ni, 5.1 g/t TPM over 27.8 ft in FNX6029

As an aid to exploration, UTEM geophysical surveys were completed on all of the holes in this area. In addition, RIM (Radio Imaging Method) geophysical surveys were completed on specific hole sets to determine the presence of conductors between holes.

In addition to the footwall to the Main Orebody, three holes were drilled into the footwall behind the #3 Orebody. The #3 Orebody is a mixed nickel-copper-precious metal contact style deposit located 3,600 ft east of the Levack No. 2 Shaft in a large footwall embayment. This deposit is atypical of other North Range contact deposits because of its enrichment in copper and PGEs. Limited drilling by INCO had suggested that copper rich stringers may extend into the footwall from the #3 Orebody. Some of the intersections from these holes included 0.2% Cu, 0.4% Ni, 7.4 g/t TPM over 19.6 ft in 72155-0, and, 1.5 % Cu, 0.1% Ni and 6.6 g/t TPM over 32.1 ft in 97167-0. Two of the holes completed by FNX into this area targeted this zone of mineralization and intersected similar stringers of low sulfide – high PGE mineralization, including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 ft in FNX6031.

Other areas of interest for the footwall exploration program in 2004 included the footwall to the Middle Main Orebody at McCreedy West, and the footwall at the western edge of the Levack Property. Neither of these holes intersected significant mineralization

8.3.3 The Footwall Discoveries

8.3.3.1 Levack Footwall Deposit

In November 2004, the decision was made to deepen FNX 6010. This hole had originally been collared in February 2003 and terminated at 2,550 ft in April 2003. The decision to reenter this hole was based upon a better understanding of the geology of the footwall allied with a borehole UTEM survey which suggested a favourable conductive environment at greater depth. This hole was drilled beneath the Main Orebody and intersected variably mineralized Sudbury Breccia throughout its length until 5,000 ft down-hole, at which depth narrow veins, blebs and disseminations of bornite-chalcopyrite-millerite and native silver were encountered. Below 5,152 ft, no further significant mineralization was encountered until 5,357.2 ft down hole, where two large massive sulfide veins were intersected as follows:

5,357.2 – 5,367.4 ft 26.2% Cu, 3.0% Ni, 14.5 g/t (0.42 oz) Pt+Pd+Au / 10.2 ft.

5,395.0 – 5,411.4 ft 26.2% Cu, 3.7% Ni, 15.4 g/t (0.45 oz) Pt+Pd+Au / 16.4 ft

FNX Mining Company Inc.
7 November, 2005

Detailed assays are presented in Table 15.

Table 14: Footwall Deposit: Discovery Hole DDH FNX 6010 - Assay Intersections

Feet			%		(g/t)			TPM
From	To	Length	Cu	Ni	Pt	Pd	Au	(g/t)	(oz/st)
5357.2	5359.0	1.8	26.80	1.24	4.26	7.31	0.24	11.81	0.34
5359.0	5361.1	2.1	27.10	3.11	2.83	7.57	0.04	10.44	0.31
5361.1	5363.5	2.4	30.20	0.49	4.17	10.75	0.02	14.94	0.44
5363.5	5365.3	1.8	26.10	3.96	4.33	12.10	0.05	16.48	0.48
5365.3	5367.4	2.1	20.40	6.38	5.62	11.10	1.87	18.59	0.54
5357.2	5367.4	10.2	26.22	2.99	4.24	9.80	0.45	14.49	0.42

5367.4	5369.9	2.5	0.37	0.02	0.02	0.02	0.02	0.05
5369.9	5373.1	3.2	0.14	0.01	0.02	0.02	0.02	0.05
5373.1	5374.0	0.9	0.83	0.09	0.09	0.40	0.25	0.74	0.02

5374.0	5377.6	3.6	0.17	0.01	0.02	0.02	0.02	0.05
5377.6	5381.9	4.3	0.10	0.03	0.02	0.02	0.02	0.05
5381.9	5385.4	3.5	0.23	0.01	0.02	0.02	0.02	0.05

5385.4	5389.1	3.7	0.07	0.02	0.05	0.05	2.29	2.39	0.07
5389.1	5390.2	1.1	0.55	2.51	0.37	3.23	1.39	4.99	0.15
5385.4	5390.2	4.8	0.18	0.59	0.12	0.78	2.08	2.98	0.09

5390.2	5393.7	3.5	0.41	0.02	0.02	0.02	0.02	0.05
5393.7	5395.0	1.3	0.10	0.01	0.02	0.02	0.02	0.05

5395.0	5396.9	1.9	27.70	2.31	4.21	6.28	0.41	10.90	0.32
5396.9	5399.8	2.9	28.90	1.94	3.48	5.17	0.03	8.68	0.25
5399.8	5402.9	3.1	29.30	0.89	4.33	7.91	0.02	12.26	0.36
5402.9	5405.4	2.5	25.00	3.68	4.84	14.05	0.06	18.95	0.55
5405.4	5407.4	2.0	29.70	1.48	5.00	11.35	0.03	16.38	0.48
5407.4	5409.0	1.6	23.60	7.56	6.09	17.10	0.06	23.25	0.68
5409.0	5410.1	1.1	14.00	17.40	2.88	10.35	0.08	13.31	0.39
5410.1	5411.4	1.3	20.40	3.11	13.10	12.30	3.46	28.86	0.84
5395.0	5411.4	16.4	26.15	3.67	5.09	10.00	0.35	15.44	0.45

In addition to these significant intersections of mineralization, this hole also identified one of the largest and best quality borehole geophysical responses yet encountered by FNX on any of the Sudbury Joint Venture properties.

The geological environment, mineralogy, and geophysical response suggest that these veins are part of a larger system of mineralization which may be similar in style to those currently being mined by Inco at Coleman 153 and Falconbridge at Fraser-Strathcona Deep Copper. The Sudbury Breccia unit that hosts this mineralization is extensive and is untested for 2,000 ft towards the East, 800 ft towards the west, down dip towards the property boundary, and poorly tested up dip. Figure 15 shows the discovery intersection and the potential to be tested.

FNX Mining Company Inc.
7 November, 2005

LEVACK MINE
Footwall Mineralized Zone
10000 E Cross Section (Schematic)

N
S
#2 Shaft
0 L
Main Orebody
No.7 Orebody
2000 L
2600 Level
No.7
FW Zone
3600 Level
FNX6010
Cu-Ni-PGE Veins
Mineralized
Zone
4000 L
11000 N
9000 N
7000 N
5000 N
SIC
Granite Breccia
Granite Gneiss
Sudbury Breccia
UTEM Anomaly
Mine Drift
0 500
Feet
N
McCreedy
Portal
#2 Shaft
FW
SIC
S
0 3000
Feet

Figure 15

FNX Mining Company Inc.
February, 2005

FNX Mining Company Inc.
7 November, 2005

In the period from March 1, to October 31, 2005 an additional 17 surface holes (64,560 ft) and 22 holes (27,570 ft) from underground platforms have been drilled into the Levack Footwall Deposit resulting in the outlining of a most significant high grade mineral deposit which has not yet been closed off. A series of news releases (May, August and 31 October) has chronicled the progress of this program and currently there are four surface rigs and two underground rigs following up this important discovery. Because of the depth to target (>5,000 ft ) and the requirement to keep holes on target by wedging, each hole from surface takes a long time to complete. FNX has gained access to underground drill platforms at the adjacent Craig Mine of Falconbridge from which two rigs are currently operating. These holes require less footage to reach the target (1,500 – 2,000 ft) thereby permitting more rapid testing of the deposit.

The complete list of intersections since March 1, 2005 are presented in Table 15.

Table 15 : Levack Footwall Deposit - Intersections

	Feet			%		g/t			TPM
	From	To	Length	Cu	Ni	Pt	Pd	Au	g/t	oz/st

FNX6010B	5357.2	5411.4	54.2	12.96	1.73	2.36	4.95	0.39	7.70	0.22
incl.	5357.2	5367.4	10.2	26.22	2.99	4.24	9.80	0.45	14.49	0.42
incl.	5395.0	5411.4	16.4	26.15	3.67	5.09	10.00	0.35	15.44	0.45
	5669.0	5674.0	5.00	8.02	5.91	11.30	1.53	0.57	13.40	0.39

FNX6045	4151.0	4253.8	102.8	11.72	2.49	4.30	9.49	0.68	14.47	0.43
incl.	4151.0	4179.2	28.2	10.58	3.57	3.74	7.92	0.56	12.23	0.36
incl.	4213.6	4253.8	40.2	22.49	3.84	8.35	18.67	1.30	28.32	0.83
	4274.5	4278.3	3.8	3.34	0.34	2.95	4.29	29.2	36.44	1.06

FNX6045A	4187.1	4339.7	152.6	3.01	0.58	1.44	3.05	0.72	5.21	0.15
incl.	4187.1	4192.2	5.1	6.92	1.05	2.77	7.05	3.98	13.80	0.40
incl.	4212.5	4228.0	15.5	9.76	1.72	4.02	7.91	4.48	16.41	0.48
incl.	4329.4	4339.7	10.3	25.57	5.41	12.84	28.98	1.34	43.15	1.26
	4600.0	4601.3	1.3	1.99	0.10	13.95	7.53	0.51	21.99	0.64
	4854.6	4857.1	2.5	0.79	0.06	33.76	14.91	2.53	51.20	1.49

FNX6047	4306.05	4316.9	10.9	24.64	2.98	5.68	14.3	2.18	22.16	0.65
	4346.1	4359.1	13.0	17.23	2.64	4.03	9.41	4.20	17.64	0.51
	5165.7	5169.6	3.9	17.42	4.16	14.33	41.61	3.32	59.26	1.73
FNX6046A	4445.8	4451.0	5.2	24.76	2.76	6.33	14.33	7.49	31.65	0.92
	4546.9	4553.7	6.8	26.96	3.84	11.57	27.36	0.69	39.63	1.16
	4655.7	4659.4	3.7	3.17	0.80	5.84	6.43	1.04	13.31	0.39
	4816.1	4818.5	2.4	0.20	0.27	5.83	5.55	0.20	11.58	0.34

FNX6046B	4488.1	4508.7	20.6	25.45	5.36	7.95	17.09	4.49	29.53	0.86

FNX6046C	4155.8	4165.9	10.1	4.79	1.18	0.89	1.00	0.13	2.03	0.06
incl.	4163.0	4165.9	2.9	14.4	0.94	2.30	2.56	0.17	5.03	0.15
	4209.6	4216.9	7.3	2.36	0.23	0.80	1.88	2.25	4.93	0.14
incl.	4215.8	4216.9	1.1	13.10	0.38	0.85	8.70	0.35	9.9	0.29
	4237.6	4246.1	8.5	4.87	0.20	1.54	2.92	0.23	4.69	0.14
incl.	4243.2	4244.4	1.2	28.00	0.09	4.82	12.3	0.22	17.34	0.51
	4274.6	4276.1	1.5	25.20	0.96	3.74	31.9	0.81	36.45	1.06
	4309.4	4316.6	7.2	28.52	3.00	7.69	21.4	1.36	30.44	0.89

FNX Mining Company Inc.
7 November, 2005

	Feet			%		g/t			TPM
	From	To	Length	Cu	Ni	Pt	Pd	Au	g/t	oz/st
	4333.2	4341.0	7.8	13.16	1.28	6.48	8.59	0.58	15.65	0.46
incl.	4333.2	4336.9	3.7	27.06	1.42	13.01	16.09	0.54	29.65	0.88
	4365.7	4385.9	20.2	30.31	0.51	6.62	20.5	4.14	31.27	0.91
incl.	4365.7	4366.6	0.9	0.91	0.17	0.41	1.58	67.9	69.89	2.04
	4436.9	4438.4	1.5	6.85	0.14	3.23	1.03	0.13	4.39	0.13
	4459.35	4460.7	1.35	28.2	4.53	6.41	7.37	0.33	14.11	0.41

FNX6047A	4303.8	4353.7	49.9	8.84	0.85	1.19	3.60	6.31	11.10	0.32
incl.	4303.8	4307.4	3.6	28.66	0.74	3.10	3.60	0.23	6.93	0.20
incl.	4326.3	4353.7	27.4	12.22	1.39	1.72	5.94	11.4	19.06	0.55
incl.	4326.3	4329.8	3.5	23.08	1.36	3.07	6.91	0.68	10.66	0.31
incl.	4342.1	4344.2	2.1	21.37	2.61	1.79	13.10	144.93	159.82	4.66
incl.	4351.1	4353.7	2.6	23.60	4.36	3.25	14.60	0.52	18.37	0.54

FNX6049	4462.4	4463.7	1.3	24.7	0.61	1.65	23.8	0.58	26.03	0.76
	4490.2	4491.5	1.3	3.27	3.48	0.98	0.26	0.63	1.87	0.05

FNX6049A	4204.26	4213.5	9.3	26.08	0.4	1.26	2.33	0.62	4.21	0.12

FNX7022	1037.6	1038.7	1.1	6.66	1.24	0.20	0.25	0.02	0.47	0.01
	1370.8	1372.5	1.7	0.38	0.12	3.66	2.02	0.68	6.36	0.19
	1417.1	1418.3	1.2	1.70	0.12	3.57	1.56	1.20	6.33	0.18

FNX7024	1216.9	1219.9	3.00	4.38	0.67	1.53	5.32	1.11	7.95	0.23

FNX7026	1269.0	1291.2	22.2	13.46	3.88	5.60	9.23	3.01	17.84	0.52
incl.	1272.6	1276.2	3.6	14.22	3.49	6.89	10.29	13.64	30.82	0.90
incl.	1281.0	1291.2	10.2	23.12	7.06	9.21	15.00	1.08	25.30	0.74
	1354.0	1394.6	40.6	6.45	0.26	3.38	5.89	1.77	11.03	0.32
incl.	1377.0	1394.6	17.6	13.65	0.51	6.83	12.54	0.89	20.26	0.59
incl.	1385.6	1394.6	9.0	23.75	0.97	12.45	22.38	1.65	36.48	1.06
	1447.2	1451	3.80	1.16	0.04	16.95	10.40	0.39	27.74	0.81

FNX7027	1070.1	1072.9	2.8	14.53	0.37	2.80	1.88	0.06	4.75	0.14
	1184.1	1203.8	19.7	21.73	3.03	7.21	13.99	0.97	22.17	0.65
	1416.8	1418.5	1.7	3.26	0.21	3.87	6.74	0.35	10.96	0.32
	1474.8	1478.0	3.2	15.15	0.14	8.67	1.61	0.74	11.02	0.32

FNX7031	1252.0	1262.4	10.4	10.32	2.18	2.53	8.38	0.64	11.54	0.34
incl.	1255.2	1259.2	4.0	25.93	5.04	5.65	19.86	0.11	25.62	0.75
	1352.3	1386.8	34.5	5.16	1.21	2.86	5.45	1.3	9.6	0.28
incl.	1360.0	1376.8	16.8	9.91	0.32	4.05	8.96	2.04	15.05	0.44
incl.	1364.0	1370.0	6.0	18.82	0.28	7.46	12.58	0.84	20.88	0.61
	1412.8	1434.0	21.2	8.52	1.97	0.76	4.48	0.16	5.41	0.16
incl.	1412.8	1417.1	4.3	24.98	2.88	1.06	8.29	0.33	9.68	0.28

FNX7302	1111.0	1112.3	1.3	25.10	0.23	3.98	5.27	2.06	11.31	0.33
	1125.5	1126.6	1.1	26.6	0.75	6.81	10.00	0.13	16.94	0.49
	1183.6	1187.6	4.0	3.52	3.27	1.60	3.64	2.61	7.85	0.23
	1206.1	1214.0	7.9	27.59	4.33	8.63	21.20	4.65	34.48	1.01

FNX7035A	1360.6	1396.9	36.3	6.38	1.16	2.39	5.66	0.29	8.34	0.24
incl.	1366.8	1369.6	2.8	21.21	7.89	8.88	15.57	0.70	25.15	0.73

FNX Mining Company Inc.
7 November, 2005

	Feet			%		g/t			TPM
	From	To	Length	Cu	Ni	Pt	Pd	Au	g/t	oz/st
incl.	1393.7	1396.9	3.2	28.03	3.49	8.25	22.15	0.29	30.69	0.90
	1430.7	1433.5	2.8	11.12	0.33	2.36	13.35	0.54	16.24	0.47

FNX7036	1343.5	1345.1	1.6	25.7	0.11	2.47	3.36	3.33	9.16	0.27
	1380.6	1387.4	6.8	0.81	1.76	1.09	1.23	0.34	2.65	0.08
	1410	1447.6	37.6	12.2	2.55	2.02	7.89	0.49	10.39	0.3
incl.	1410	1417.2	7.2	23.42	5.35	3.94	15.97	0.18	20.09	0.59
incl.	1420.1	1437.4	17.3	3.45	0.88	0.71	2.01	0.42	3.13	0.09
incl.	1438.9	1447.6	8.7	24.5	4.54	3.72	15.88	0.8	20.4	0.6
	1488.6	1495.3	6.7	2.21	1.07	0.9	0.71	0.03	1.65	0.05

FNX7037	1167.3	1168.4	1.1	4.1	8.17	5.98	6.04	22.7	34.72	1.01

FNX7038	1224.3	1226.8	2.5	5.40	0.23	4.12	0.51	0.31	4.94	0.14
	1265.9	1269.0	3.1	2.76	4.8	1.00	2.48	0.42	3.91	0.11
	1289.1	1308.4	19.3	16.99	3.19	3.30	11.27	1.93	16.49	0.48
incl.	1290.8	1303.7	12.9	25.03	3.77	4.73	16.61	2.62	23.96	0.70

FNX7039	1242.6	1251.9	9.3	4.63	0.08	2.71	2.03	0.5	5.24	0.15
incl.	1242.6	1245.2	2.6	13.9	0.06	7.68	3.63	1.38	12.69	0.37
	1257.5	1260.6	3.1	1.23	0.21	3.2	2.89	0.23	6.32	0.18
	1283.5	1286.6	3.1	3.4	1.55	2.4	2.13	0.28	4.81	0.14
	1316.9	1317.9	1.0	23.6	0.99	5.88	1.35	0.15	7.38	0.22
	1387.7	1388.7	1.0	17.9	0.1	2.53	0.58	5.76	8.87	0.26
	1570.1	1573	2.9	0.82	0.26	7.36	3.38	0.77	11.51	0.34

FNX7040	1358.5	1368.0	9.5	5.5	3.02	0.45	2.64	0.41	3.50	0.10
	1379.0	1380.0	1.0	9.36	0.08	0.99	2.47	0.26	3.72	0.11

FNX7042	1216.1	1230.9	14.8	22.67	2.17	3.91	9.62	1.91	15.44	0.45
incl.	1216.1	1228.5	12.4	27.00	2.55	4.46	11.08	0.91	16.45	0.48
	1258.2	1259.3	1.1	16.30	0.52	3.14	4.79	0.6	8.53	0.25
	1305.4	1316.4	11.0	21.40	3.36	4.59	12.43	1.77	18.79	0.55
incl.	1308.4	1316.4	8.0	26.94	3.71	5.49	14.57	0.15	20.20	0.59

The pierce points of these drillholes are shown in Figure 16 and demonstrate that the Deposit , as currently known, extends for over 700 ft along strike and 700 ft down plunge. The mineralized system is characterized by chalcopyrite-rich veins with significant cubanite, pentlandite and millerite and is characterized as being a “sharp-walled” Cu-Ni-Pt-Pd-Au vein system. It is analogous to nearby past and currently producing Cu-Ni-Pt-Pd_Au vein systems which represent some of the most profitable ore deposits in the Sudbury Basin.

FNX Mining Company Inc.
7 November, 2005

FNX

Levack Mine
Footwall Deposit
East - West Inclined Section
(plane dips at -54.5 degrees S)

W
E
7036
12.2; 2.6; 10.4/37.6
7042
27.0; 2.6; 16.5/12.4'
21.4; 3.4; 18.8/11.0'
3900 L
7040
5.5; 3.0; 3.5/9.5'
7035A
6.4; 1.2; 8.3/36.3'
28.5; 3.0; 30.4/7.2
13.2; 1.3; 15.7/7.8
31.7; 0.5; 29.5/19.25
6046C
6010B
26.2; 3.0; 14.5/10.2'
26.2; 3.7; 15.4/16.4'
7022
6.7; 1.2; 0.5/1.1'
1.7; 0.1; 6.3/1.2'
6047
24.6; 3.0; 22.1/10.9'
17.2; 2.6; 17.6/13.0'
6047A
8.8; 0.9; 11.1/49.9'
6049A
26.1; 0.4; 4.2/9.3'
7031
10.3; 2.2; 11.5/10.4'
5.2; 1.2; 9.6/34.5'
8.5; 2.0; 5.5/21.2'
7038
17.0; 3.2; 16.5/19.3'
25.0; 3.8; 24.0/12.9'
6045
10.6; 3.6; 12.2/28.2'
22.5; 3.8; 28.3/40.2'
4100 L
7026
13.5; 3.9; 17.8/22.2'
13.7; 0.5; 20.3/17.6'
23.8; 1.0; 36.5/ 9.0'
6045A
24.8; 4.3; 38.0/ 5.9'
25.6; 5.4; 43.2/10.3'
6046A
24.8; 2.8; 31.7/5.2'
27.0; 3.8; 39.6/6.8'
6046B
25.5; 5.4; 29.5/20.6'
6049
24.7; 0.6; 26.0/1.3
7032
27.6; 4.3; 34.5/7.9'
7027
21.7; 3.0; 22.2/19.7'
15.2; 0.1; 11.0/ 3.2'
7037
4.1; 8.2; 34.7/1.1'
4300 L
7024
4.4; 0.7; 8.0/3.0'
Borehole Reported Today
Borehole Previously Reported
7039
4.6; 0.1; 5.2/9.3'
8.9; 5.6; 22.5 /15.6'
Cu%; Ni%; TPM g/t / Feet
0 100
Feet
9600N
9800N
10000N
10200N

Figure 16

FNX Mining Company Inc.
October, 2005

In addition to this increased drill program FNX also carried out Borehole UTEM surveys and also Radio Imaging Method (RIM) surveys.

FNX Mining Company Inc.
7 November, 2005

Borehole UTEM-4 surveys are undertaken in order to seek extensions of intersected mineralization and also to check for potential responses from off-hole sulphide mineralization, The system can “see” varying distances from the borehole platforms, depending on the characteristics of the mineralization. The limits of the UTEM Plate, as currently known (Figure XX), are a function of the mineralization characteristics and the drill pattern and can be expected to extend to the ultimate limits as drilling progresses.

Increasingly the focus of geophysical surveys in the Levack Footwall Discovery has shifted to the use of Radio Imaging Method (RIM), as a delineation tool (a technique successfully used by Falconbridge at the Nickel Rim South Footwall Discovery), to better optimize drill geometry and planning.

This borehole geophysical technique seeks to characterize, or image, the electromagnetic (EM) properties of the space between a pair of boreholes, using the radio wave portion of the electromagnetic spectrum. Radio waves penetrate non conductive rock for long distances but are absorbed, or attenuated, by conductive bodies within the rock. Nickel and copper sulphides are very conductive and absorb the radio waves that are transmitted between boreholes during the survey. The recovered data are used to construct an image (tomogram) of the conductive characteristics of the space between the two boreholes. The areas of conductivity in the image can be used to approximate the location of sulphides within the image.

The RIM panels completed to date in the Levack Footwall survey (Figure YY) indicate that the sulphide distribution associated with Levack Footwall discovery is considerably more extensive than that drill tested to date and that it extends for 2000 ft along plunge. In addition, a very large, strong RIM anomaly extends from below the Levack Footwall deposit to the bottom of the surveyed boreholes and onto Falconbridge property. As noted above, deeper extensions of several of the Levack Footwall boreholes have returned intersections through parts of the anomaly but at less than suitable orientations (Table ZZ).

These borehole geophysical survey methods “BH UTEM” and “RIM” have identified numerous, very strong anomalies in the Levack Mine footwall rocks from Rob’s Footwall Deposit (about the 2,900 ft level) to the current limits of the survey (about 5,000 ft level). The geophysics and drilling to date indicate the possible continuum of mineralization of the Levack Footwall Discovery has a plunge length of over 2000 feet and is open at depth. The relationship of this mineralization with the Keel Zone (around 600 ft level and previously reported) will require investigation.

FNX Mining Company Inc.
7 November, 2005

Levack Mine
Footwall Deposit
South West – North East Vertical Section
Radio Imaging Tomogram

W
E
Plan View of Tomograms
A
B
8000N
7000N
6000N
E
D
C
O
8000E
10000E
12000E
Falconbridge
FNX
3100 L
3600 L
4100 L
4600 L
D
O
B
Levack Footwall Deposit
Levack Lower Footwall Zone
Area Drilled To Date
RIM Anomaly
Property Boundary
0
500
Feet
9000 N
10000 N
11000 N

Figure 17

FNX Mining Company Inc.
October, 2005

FNX Mining Company Inc.
7 November, 2005

Levack Mine
Footwall Deposit
North - South Section
Radio Imaging Tomogram

A
O
C
3100 L
3600 L
4100 L
Levack Footwall Deposit
Levack Lower Footwall Zone
Area Drilled To Date
RIM Anomaly
0
500
Feet
8000 N
7000 N
Plan View of Tomograms
8000N
7000N
6000N
8000E
10000E
12000E

Figure 18

FNX Mining Company Inc.
October, 2005

FNX Mining Company Inc.
7 November, 2005

Reference to Figure 19 shows the presence of four zones of mineralization/deposits in the Levack Footwall rocks, more especially within the Sudbury Breccia rocks.

Levack Footwall Deposits Schematic Section (Looking East)

N
S
FNX Mining
Falconbridge Craig Shaft
Levack #2 Shaft
Keel Zone
Main Orebody (Mined Out)
1600 Level
No.7 Orebody
2650 Level
ROB's Footwall Zone
3600 Level
Craig Mine Exploration Drifts
Levack Footwall Deposit
Lower Levack Footwall Zone
10000 N
7500 N
5000 N
Sudbury Igneous Complex
Granite Breccia
Granite Gneiss
Sudbury Breccia
Footwall Zones
Mine Drift
Property Boundary
0 500
Feet

Figure 19

FNX Mining Company Inc.
October, 2005

FNX Mining Company Inc.
7 November, 2005

Within the Levack Footwall the Sudbury Breccia extends for over 2000 ft along strike, is 1,000 ft thick and is know for a plunge of 6,000 ft. Three additional zones have been identified to date and may be briefly summarized as follows:

8.3.3.2 Keel Zone

In a January 21, 2005 news release FNX annou16 & 17 show the FNX intersections and also intersections from historic drilling within this zone. Figure XX shows the pierce points of thes holes

Table 16 : Keel Footwall Zone - FNX Drilling

Borehole	Feet			%			g/t			oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
FNX6019	145.0	157.5	12.5	0.8	2.0	0.4	1.3	0.0	1.7	0.05
FNX6023	699.6	707.1	7.5	0.4	0	1.2	1.7	0.6	3.5	0.10
FNX6025	770.7	775.5	4.8	28.9	0.5	1.0	3.0	0.5	4.6	0.13
FNX6027	1635.6	1643.7	8.1	0.3	0.1	1.5	0.8	0.6	2.9	0.08
FNX6028	569.1	570.1	1.0	6.2	11.6	0	0	0	0	0
FNX6029	739.9	767.8	27.9	20.6	1.0	1.0	3.7	0.4	5.1	0.15
	739.9	745.1	5.2	23.1	3.6	1.0	4.2	0.3	5.6	0.16
	752.1	767.8	15.7	29.0	0.5	1.5	5.2	0.5	7.2	0.21
	950.9	956.1	5.2	7.1	1.6	0.6	0.4	0.9	1.9	0.06
FNX6032A	1039.6	1041.0	1.4	11.3	2.6	1.3	8.5	0.3	10.1	0.29
	1138.5	1139.8	1.3	18.9	9.1	1.3	8.5	0.7	10.5	0.31
FNX6034	1014.8	1015.3	0.5	8.6	0.4	1.2	2.9	0.4	4.5	0.13
FNX6035					nsv
FNX6037	1022.8	1029.5	6.7	3.9	0.8	1.3	1.3	1.0	3.6	0.11
	1107.4	1112.1	4.7	0.2	<0.1	0.9	0.5	0.3	1.6	0.05
	1267.4	1270.7	3.3	0.4	0.1	3.9	1.8	0.4	6.1	0.18
FNX6038	738.7	741.8	3.1	28.9	0.1	0.9	6.1	0.6	7.6	0.22
	856.2	858.8	2.6	1.5	0.4	4.4	4.1	0.6	9.1	0.27
	878.3	880.1	1.8	22.7	0.5	3.6	6.4	1.4	11.4	0.33

Table 17 : Keel Footwall Zone - Historic Drilling.

Borehole	Feet			%			g/t			oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
855640	329.2	332	2.8	1.5	0.3	5.6	4.7	0.6	10.9	0.32
	876.5	880.8	4.3	0.4	0.1	6.3	3.2	4.8	14.3	0.42
855650	683	685	2.0	9.6	0.1	0	0.6	0.1	0.7	0.02
	754.5	756.1	1.6	12.4	0.1	0	0.2	0	0.2	0.01
855670	845.7	852.5	6.8	2.6	0.4	0	0.2	0	0.2	0.01
855710	760.6	763.1	2.5	27.8	0.2	0.9	5.9	1.5	8.3	0.24
	952.2	956.7	4.5	31.0	0.3	3.4	8.5	0.5	12.4	0.36
971610	1208.3	1263	54.7	0.3	0.1	1.0	0.5	0.3	1.8	0.05
	1295.3	1309	13.7	0.4	0.1	2.9	1.5	0.8	5.2	0.15
971630	839.2	847.3	8.1	0.5	0.1	2.0	3.3	0.3	5.6	0.16
	865.6	867.1	1.5	0.2	<0.1	13.0	3.5	0.4	16.9	0.49

FNX Mining Company Inc.
7 November, 2005

Levack Mine
Keel Footwall Zone– Plan View 650 Level

N
W
E
S
6027
?
855640
?
?
6019
Projected from
100 L
527320
971630
?
6037
6036
6028
855740
971610
6023
527330
855710
10500 N
6025
6034
855650
6029
6032A
6035
855670
527360
686640
855660
10000 N
FNX Borehole
Previously Reported
Historical Borehole
0
250
Feet
Main Orebody
9500 E
10000 E

Figure 20

FNX Mining Company Inc.
October, 2005

FNX Mining Company Inc.
7 November, 2005

8.3.3.3 Rob’s Footwall Zone

Rob’s Footwall Zone (formerly called #7 Footwall Zone) was previously tested by five historical boreholes, all of which intersected massive sulphides containing Cu-Ni-Pt-Pd-Au mineralization over significant widths.

Although realized to have excellent potential, Rob’s Footwall Zone, which is close to underground infrastructure at Levack Mine, cannot be readily drill tested from surface due to its location below mined out areas. However, the recently established drill platforms in Falconbridge’s Craig Mine have facilitated drill testing of the Zone and recent FNX drilling, 300 feet east of the historic drilling, intersected high-grade Cu-Ni-Pt-Pd-Au mineralization over similar widths and has expanded Rob’s Footwall Zone along strike and to depth. The zone is open in all directions and the possibility exists that it may join with the Levack Footwall Deposit

Rob’s Footwall Zone is hosted in thermally recrystallized Sudbury Breccia proximal to the base of the Sudbury Igneous Complex. The mineralization is characterized by massive veins and semi-massive sulphide zones rich in nickel and copper with elevated amounts of Pt-Pd-Au relative to the pyrrhotite-rich, low Pt-Pd-Au, sulphide assemblages typical of Sudbury Contact Ni styles of mineralization.

The location and the high-grade Ni and Cu values with significant Pt-Pd-Au are typical of Transitional Deposit styles of mineralization in Sudbury and may represent a transition from the nickel-dominant Levack Contact Deposits to the Cu-Pt-Pd-Au dominant Levack Footwall Deposit. An example of a transitional deposit being connected to a footwall deposit occurs a few kilometers to the west at FNX’s McCreedy West Mine, where the mined out transitional Middle Main Deposit connects to the Footwall Cu Deposit.

Drilling underground to further test the potential of Rob’s Footwall Zone is ongoing from an historical exploration drift that extends from Falconbridge’s Craig Mine onto FNX’s Levack Mine Property. These boreholes are relatively short as the exploration drift is only a few hundred feet from the zone.

FNX Mining Company Inc.
7 November, 2005

Table 18 : Rob's Footwall Zone - FNX & Historic Drilling.

BHID	Feet			%			g/t			oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM

FNX Drilling - Reported Today
FNX6048B	3216.6	3264.5	47.9	3.26	3.65	1.64	3.44	0.03	5.11	0.15
incl.	3216.6	3241.3	24.7	3.07	3.29	2.15	4.56	0.03	6.76	0.20
incl.	3251.4	3264.5	13.1	6.08	7.05	1.89	3.75	0.03	5.68	0.17

FNX7042	87.6	91.6	4.0	5.18	3.51	0.52	1.51	0.07	2.10	0.06
	119.9	121.0	1.1	5.36	5.52	0.72	1.46	0.03	2.21	0.06
	129.8	140.0	10.2	1.91	4.14	0.86	2.17	0.05	3.08	0.09
incl.	129.8	135.2	5.4	2.08	6.38	1.36	2.87	0.04	4.27	0.12

FNX7045	199.7	213.9	14.2	1.72	3.13	0.54	1.37	0.02	1.93	0.06
incl.	205.3	213.9	8.6	2.62	4.54	0.74	1.96	0.03	2.73	0.08
	248.7	259.2	10.5	1.94	2.93	0.54	1.36	0.02	1.92	0.06
incl.	255.65	259.2	3.55	4.66	5.90	1.01	2.30	0.01	3.32	0.10
	455.4	489.2	33.8	1.91	2.26	0.57	1.47	0.04	2.07	0.06
incl.	455.4	463.5	8.1	2.02	2.30	0.56	1.47	0.06	2.09	0.06
incl.	479.2	489.2	10.0	4.66	5.74	1.38	3.64	0.04	5.07	0.15

FNX7046	221.5	239.6	18.1	2.12	3.27	0.56	1.11	0.02	1.69	0.05
	229.4	239.6	10.2	2.54	4.94	0.71	1.31	0.02	2.03	0.06

FNX Drilling - Previous Today
FNX6048	3440.5	3441.7	1.2	8.20	0.38	3.95	6.44	2.49	12.88	0.38
	3480.6	3488.0	7.4	2.72	2.51	0.23	1.38	0.03	1.64	0.06
Historical Drilling
886680	540.1	597.7	57.6	1.52	1.76	0.6	0.98	0.03	1.61	0.05
incl.	540.1	560.3	20.2	2.93	3.83	1.03	1.97	0	3.00	0.09
incl.	587.5	597.7	10.2	2.33	1.68	0.8	1.21	0.1	2.11	0.06

900550	523.2	527.1	3.9	4.2	3.78	0.62	0.82	0	1.44	0.04
	548.5	576.7	28.2	1.18	1.19	0.23	0.59	0	0.82	0.02
incl.	548.5	555.6	7.1	1.58	2.23	0.38	0.91	0	1.29	0.04
incl.	574.5	576.7	2.2	6.29	5.23	1.03	2.26	0	3.29	0.10

912070	232.2	233.3	1.1	6.28	8.08	1.44	2.88	0.51	4.83	0.14

924430	639.8	687.1	47.3	1.99	3.16	0.64	1.85	0.02	2.51	0.07

927010	368.4	368.9	0.5	16.3	5.22	1.03	14.4	0.1	15.53	0.45

FNX Mining Company Inc.
7 November, 2005

Levack Mine
ROB's Footwall Zone
West - East Vertical Section

W
E
2900L
7042
1.9; 4.1; 3.1/10.2'
7045-1 2.6; 4.5; 2.7/8.6'
886680
2.9; 3.8; 3.0/20.2'
2.3; 1.7; 2.1/10.2'
900550 1.2;1.2; 0.8/28.2'
900600
NSV
7046 2.1; 3.3; 1.7/18.1'
927010
16.3; 5.2; 15.5/0.5'
924430
2.0; 3.2; 2.5/47.3'
2.0; 6.6; 3.4/2.7'
912070
6.3; 8.1; 4.8/1.0'
6048B
3.3; 3.7; 5.1/47.9'
3100L
7045-2
1.9; 2.3; 2.1/33.8'
3300L
Borehole Reported Today
FNX Previously Reported Borehole
Historical Borehole
3.3; 3.7; 5.1 / 47.9'
Cu%; Ni%; TPM g/t / Feet
0
200
Feet
6048
2.7; 2.5; 1.6/7.4'
9200E
9400E
9600E

Figure 21

FNX Mining Company Inc.
October, 2005

FNX Mining Company Inc.
7 November, 2005

8.3.3.4 Lower Levack Footwall Zone

The Levack Footwall Deposit boreholes are routinely extended through the deposit into the lower portion of the host Sudbury Breccia package, which is considered to have potential to host Low-Sulphide Cu-Ni-Pt-Pd-Au mineralization similar to the McCreedy West PM Deposit. The Lower Levack Footwall Zone sulphide mineralization varies from massive chalcopyrite-rich veins with very high metal values (e.g. 31.8% Cu, 2.8% Ni and 48.2 g/t of Pt+Pd+Au over 2.0 ft., ~ C$2,783 per ton of ore) to stringer and disseminated sulphides with high Pt-Pd-Au tenors (3.45% Cu, 0.3% Ni, 9.2 g/t Pt+Pd+Au over 20.9 ft ~C$ 397 per ton of ore). This style of mineralization is similar to the ‘Low Sulphide’ type characteristic of FNX’s McCreedy West PM Deposit which FNX brought into production earlier this year.

Table 19 : Lower Levack Footwall Zone – FNX Drilling

BHID	Feet			%			g/t			oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM

FNX6045A	5233.0	5234.0	1.0	0.37	0.10	8.81	4.98	1.81	15.6	0.46

FNX6046B	5189.1	5210.0	20.9	3.41	0.34	4.17	4.16	0.89	9.22	0.27
incl.	5208.0	5210.0	2.0	31.83	2.82	17.9	29.9	0.40	48.2	1.41

FNX6047	4986.7	4996.3	9.6	2.78	0.51	3.41	5.92	4.09	13.42	0.39
	5033.3	5046.2	12.9	0.26	0.06	2.23	1.71	0.53	4.47	0.13
	5072.8	5074.3	1.5	0.39	0.07	7.61	3.58	0.55	11.74	0.34
	5093.6	5099.4	5.8	0.15	0.02	2.82	2.59	0.26	5.68	0.17
	5165.7	5169.6	3.9	17.42	4.16	14.33	41.61	3.32	59.26	1.73

FNX7039	1570.1	1573.0	2.9	0.82	0.26	7.36	3.38	0.77	11.51	0.34

This type of low-sulphide mineralization tends to show weaker BH-UTEM responses, but responds very well to RIM surveys. RIM surveys were conducted using boreholes from both the Levack and Craig mines to better position the Levack Footwall Deposit and other possible mineral zones (Figures YY and ZZ). The RIM surveys detected a very large, intense anomaly extending from below the Levack Footwall Deposit to the bottom of the surveyed boreholes and to the property boundary. The mineralized zone has not yet been investigated by drilling designed to optimize testing of the RIM anomaly and has only been tested by scattered drill intersections over a small part of the anomaly.

Figure 22 shows the relationship of the drilling patterns (projected onto one vertical plane) for Rob’s Footwall Zone, the Levack Footwall Deposit and the Lower Levack Footwall Zone. It is apparent that much additional drilling will be required to test the very significant potential of these targets and to understand their interrelationships.

FNX Mining Company Inc.
7 November, 2005

Levack Mine
ROB's Footwall Zone
West - East Vertical Section

W
E
2900L
7042
1.9; 4.1; 3.1/10.2'
7045-1 2.6; 4.5; 2.7/8.6'
886680
2.9; 3.8; 3.0/20.2'
2.3; 1.7; 2.1/10.2'
900550 1.2;1.2; 0.8/28.2'
900600
NSV
7046 2.1; 3.3; 1.7/18.1'
927010
16.3; 5.2; 15.5/0.5'
912070
6.3; 8.1; 4.8/1.0'
924430
2.0; 3.2; 2.5/47.3'
2.0; 6.6; 3.4/2.7'
6048B
3.3; 3.7; 5.1/47.9'
3100L
7045-2
1.9; 2.3; 2.1/33.8'
3300L
Borehole Reported Today
FNX Previously Reported Borehole
Historical Borehole
3.3; 3.7; 5.1 / 47.9'
Cu%; Ni%; TPM g/t / Feet
6048
2.7; 2.5; 1.6/7.4'
0
200
Feet
9200E
9400E
9600E

Figure 21

FNX Mining Company Inc.
October, 2005

FNX Mining Company Inc.
7 November, 2005

8.3.4      Recommended Work Program & Budget

Because of the success of this 2005 Footwall Program the 54,500 ft allocated to the Footwall in the 2005 budget has been easily surpassed. Drilling to 31 October, 2005 on the Footwall Project totals 71,607 ft in 19 surface boreholes with a further 27,573 ft. in 22 holes from underground platforms. This amount to 99,180 ft in 41 holes. In addition to diverting footage and moneies from other projects a supplementary budget of $2.6 million was added to the approved 2005 Budget of $2.66 million giving a total Footwall Project budget of $5.26 million.

FNX Mining Company Inc.
7 November, 2005

8.4 Podolsky Property

8.4.1    Location, History, Infrastructure & Environment

The Podolsky property (formerly known as the Norman Property) was renamed in honour of Terry Podolsky a founding FNX Director and former Vice President Exploration of Inco Ltd. The property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury (Figures 1 and 16). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

Nickel was first discovered on the Property in, 1897 by Isaac Whistle. Inco acquired the property in 1971. They subsequently drilled 392 surface holes (264,045 ft) and defined the Whistle Deposit comprising a series of Ni-Cu lenses and blebby sulphides near the mouth of the Whistle Offset Dyke. The Whistle Open Pit Mine, which was in production between 1988 and 1991 and again from 1994-1997, produced 5.7 million tons grading 0.33% Cu, 0.95% Ni, 0.034% Co. Mineralization of this type contiues downplunge from the mined area (Lens B), and also is located as perched lenses within the Sublayer (Lens A). The Whistle Offset trends in a north-eastward direction away from the SIC and contains three zones of PGM-Cu-Ni mineralization that have been partially delineated by FNX - the North Deposit and South zone are to the northeast of the Whistle open pit, and the 2000 Deposit is in the Offset below the open pit (Figure 17).

The former Whistle open pit mine site is currently being reclaimed by Inco under a conceptually approved Closure Plan. FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications, define existing environmental liabilities and establish baselines for the current advanced exploration program. This program involves the sinking of a 2,450 ft deep, 17 ft diameter shaft to access the 2000 Deposit in order to acquire a bulk sample and create platforms for detailed underground drilling. This program will assist in determining the nature and continuity of the deposit and will lead to a feasibility study. Shaft sinking began in March 2005.and at 31 October the shaft was at a depth of 1,460 ft.

All necessary permits have been obtained for the shaft development area. Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored. The first Information Session for the local community was held in Capreol during 2004 and a second meeting is planned for 2005.

FNX Mining Company Inc.
7 November, 2005

PODOLSKY PROPERTY
NORMAN TOWNSHIP

PARKIN
N
Parcel 722LSES
Parcel 2136SES
Indian Reservation
No. 11
WHISTLE
MINE
Parcel 476SES
Parcel 721LSES
Parcel 473SES
NORMAN
Wanapitei Lake
CAPREOL
Capreol
Town Site
Mine/Deposit
SIC Contact
0
2.5
km

FNX Mining Company Inc.
7 November, 2005

8.4.2   Property Geology & Mineralization

The Podolsky property is located (Figures 1 & 23) at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke.

The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a steeply dipping dyke varying in thickness from 50 ft. to greater than 300 ft., and consisting of irregular, discontinuous lenses of quartz diorite, inclusion quartz diorite and metabreccia.

FNX Mining Company Inc.
7 November, 2005
PODOLSKY PROPERTY
Conceptual Advanced Exploration Infrastructure
Whistle Pit
12500El
Lens A
North Deposit
Lens B
2000
Deposit
2300 Level
10000El
15
00
S
00
S
15
00
N

Figure 25

85

FNX Mining Company Inc.
7 November, 2005

8.4.3. Deposits and Targets

Within the Podolsky Property, multiple zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset (Figures 24 & 25). These include the known 2000 and North Deposits as well as the South Zone. Other targets include unexplored portions of the Whistle Offset, the SIC contact and Sudbury Breccia belts.

8.4.3.1 North Deposit

North Deposit

The North Deposit has been exposed at surface over a 100 ft by 300 ft area. Mineralization consists of a network of chalcopyrite ± millerite ± violarite ± pyrite veins and veinlets that strike northeast and northwest, and have a variable dip. Sulphide veins range from inches to 15 ft wide and occur as

(i) breccia veins with matrix chalcopyrite (+PGM+Ni minerals), and
(ii) extensional veins of massive chalcopyrite (+PGM+Ni minerals).

The mineralized envelope extends from surface to the 600 ft Level (Figure 19) with an average strike length of 300 ft. The 2000 Deposit dominantly inclusion quartz-diorite and metabreccia.

FNX’s advanced exploration program on the North Deposit has included infill diamond drilling at 25 to 75 ft centres. A total of 33 diamond drill holes (12,275 ft) was completed from March 1, 2004 to February 28, 2005 to provide the basis for estimating a resource, increasing confidence in the continuity of the mineralization and aid in planning a ramp preparatory to bulk sampling and a production decision. The results of this 2004/05 drilling program are presented in Table 16. A further four holes (8,360 ft.) were completed on other targets to 31 October, 2005.

The portal for the decline into the North Deposit has been completed and further development of this ramp has been postponed pending completion of the shaft on the Podolsky 2000 Deposit. Near term work on the North Deposit will consist of further infill drilling as required and detailed resource estimation. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest.

FNX Mining Company Inc.
7 November, 2005

Table 16 : Podolsky: North Deposit Infill Drilling –Assays to February 28, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4183		55.55	57.50	1.95	2.38	0.13	3.76
		76.50	122.80	46.30	0.95	0.17	1.17
	incl.	94.30	101.00	6.70	1.54	0.52	1.42
		159.00	160.00	1.00	1.12	0.23	2.79
FNX4184		300.10	315.00	14.90	2.16	0.29	0.71
	incl.	300.10	308.30	8.20	3.56	0.48	1.10
		366.70	391.80	25.10	0.66	0.92	2.29
	incl.	366.70	373.40	6.70	0.52	1.18	6.02
	and	367.80	368.80	1.00	1.57	7.73	13.91
	and	390.80	391.80	1.00	1.14	14.45	4.04
		412.90	428.00	15.10	2.62	0.06	2.68
	incl.	420.90	428.00	7.10	4.84	0.07	4.38
	and	420.90	422.00	1.10	28.40	0.19	15.45
		464.20	484.20	20.00	1.98	0.89	2.52
	incl.	475.00	484.20	9.20	3.17	1.72	4.47
	and	475.00	476.00	1.00	0.43	9.30	2.29
	and	477.10	478.20	1.10	13.75	2.97	19.78
	and	483.20	484.20	1.00	10.45	2.15	8.33
		506.30	507.80	1.50	1.82	0.08	4.68
		520.00	522.70	2.70	1.23	0.34	2.96
FNX4185		269.00	288.20	19.20	0.64	0.12	4.34
	incl.	280.80	284.30	3.50	1.97	0.19	22.50
		337.40	341.80	4.40	3.88	3.09	4.23
	incl.	339.40	341.00	1.60	8.77	7.97	9.54
		380.50	381.70	1.20	7.47	2.57	7.46
		407.10	418.40	11.30	11.23	0.59	10.51
	incl.	414.90	418.40	3.50	32.28	0.20	20.90
FNX4186		189.30	194.90	5.60	4.10	2.08	2.15
		228.00	241.90	13.90	1.53	0.73	2.58
	incl.	232.00	234.40	2.40	3.72	0.14	1.42
	incl.	240.10	241.90	1.80	2.71	3.97	8.16
		249.20	250.40	1.20	2.19	0.10	2.03
		266.30	267.30	1.00	1.35	0.84	2.80
		275.00	286.70	11.70	5.39	0.41	6.79
		300.40	308.60	8.20	4.88	0.49	4.96
		360.50	361.50	1.00	0.20	0.21	2.77
FNX4187		77.90	85.00	7.10	1.00	0.05	1.80
		99.50	100.50	1.00	1.89	0.06	2.71
		117.40	175.70	58.30	0.83	0.12	1.52
	incl.	117.40	126.80	9.40	1.77	0.30	3.98
	and	145.40	154.00	8.60	1.61	0.26	3.79
	and	160.40	162.60	2.20	2.91	0.13	2.45
	and	169.70	171.30	1.60	2.30	0.40	1.15
		196.20	202.70	6.50	1.71	0.24	1.12

FNX Mining Company Inc.
7 November, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4188		367.90	369.40	1.50	2.81	0.19	4.11
		421.80	423.20	1.40	1.87	0.89	12.28
		470.30	521.20	50.90	6.33	0.29	4.25
	incl.	470.30	485.00	14.70	17.89	0.57	9.38
	and	472.20	477.10	4.90	31.19	0.40	16.98
	and	482.30	485.00	2.70	32.84	0.30	9.87
		491.20	492.40	1.20	24.70	4.09	9.27
		516.00	521.20	5.20	4.45	0.08	9.45
	incl.	520.20	521.20	1.00	19.80	0.06	12.89
		554.50	555.70	1.20	5.23	0.21	4.26
		576.30	586.20	9.90	4.68	0.65	2.46
	incl.	584.90	586.20	1.30	28.80	3.69	12.46
		620.40	637.00	16.60	1.63	0.22	0.93
	incl.	629.00	632.70	3.70	5.83	0.19	2.80
FNX4189		239.60	241.00	1.40	3.61	0.99	9.09
		268.00	287.70	19.70	2.48	0.12	1.52
	incl.	272.30	284.80	12.50	3.75	0.14	2.12
	and	280.50	281.80	1.30	18.20	0.11	5.44
		326.80	333.80	7.00	0.36	0.04	2.31
		345.00	347.10	2.10	3.24	0.51	3.96
		378.80	390.00	11.20	1.39	0.10	3.71
	incl.	382.20	390.00	7.80	1.69	0.10	4.21
		410.50	414.20	3.70	1.44	0.08	2.21
		426.30	440.40	14.10	2.42	0.14	4.86
	incl.	426.30	428.50	2.20	1.10	0.34	3.81
		500.60	503.00	2.40	5.41	0.14	4.13
FNX4190		140.10	146.60	6.50	0.93	0.14	1.01
		170.50	185.10	14.60	0.96	0.14	3.10
		196.40	197.40	1.00	13.05	0.10	2.23
		206.00	256.00	50.00	3.99	0.48	2.49
	incl.	206.00	208.20	2.20	27.00	0.35	5.25
	and	215.30	217.70	2.40	15.20	1.04	15.58
	and	222.00	223.10	1.10	1.33	10.85	11.49
	and	236.30	239.50	3.20	5.81	0.77	3.86
	and	248.60	256.00	7.40	9.43	0.51	9.06
		295.30	296.30	1.00	1.48	8.49	7.65
		306.10	310.20	4.10	1.18	0.42	1.32
FNX4191		54.60	88.10	33.50	1.12	0.08	3.50
	incl.	57.50	69.10	11.60	2.80	0.19	9.74
		215.80	216.80	1.00	0.55	0.85	0.65
FNX4192		70.90	98.40	27.50	1.03	0.13	1.52
	incl.	70.90	79.00	8.10	2.36	0.35	4.32
	and	75.20	76.20	1.00	1.34	0.09	2.03
	and	78.00	79.00	1.00	7.36	0.46	6.87

FNX Mining Company Inc.
7 November, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
	and	97.40	98.40	1.00	3.29	0.20	0.92
FNX4193		29.30	30.30	1.00	1.15	0.03	2.52
		36.10	37.10	1.00	12.55	0.05	11.91
		54.70	58.40	3.70	1.68	0.15	2.42
		84.40	85.40	1.00	0.58	0.11	2.42
		111.00	112.00	1.00	4.21	0.95	5.84
		155.60	156.60	1.00	0.47	0.03	3.21
		163.20	164.60	1.40	0.94	0.07	2.38
		200.00	220.30	20.30	0.88	0.18	1.67
	incl.	200.00	201.00	1.00	8.25	1.63	16.44
	and	218.30	220.30	2.00	3.27	0.61	7.70
FNX4194		145.80	148.10	2.30	3.51	0.30	1.10
		206.40	210.70	4.30	2.74	0.22	6.15
	incl	206.40	207.50	1.10	7.76	0.25	22.00
	and	209.70	210.70	1.00	2.09	0.57	0.98
		239.10	312.00	72.90	3.66	0.38	5.30
	incl	239.10	244.20	5.10	3.54	0.15	13.43
	and	251.80	312.00	60.20	4.10	0.45	5.26
	and	262.10	274.30	12.20	1.31	0.12	13.96
	and	282.60	290.80	8.20	5.32	1.58	1.42
	and	293.20	294.20	1.00	14.55	0.86	8.26
	and	307.70	312.00	4.30	29.67	1.75	11.70
		316.90	317.90	1.00	1.67	0.53	0.59
FNX4195		193.50	194.50	1.00	6.59	0.11	5.47
		253.60	263.80	10.20	2.37	0.22	5.97
		279.50	281.90	2.40	0.79	0.07	2.53
		294.90	303.20	8.30	3.60	1.44	2.48
		330.00	331.00	1.00	1.23	0.03	8.57
		340.00	341.00	1.00	1.72	0.14	2.09
		359.10	373.10	14.00	5.87	0.25	13.46
	incl.	359.10	367.00	7.90	0.98	0.13	11.30
	and	370.70	373.10	2.40	29.70	0.77	40.14
FNX4196		187.00	194.50	7.50	1.85	0.13	1.59
	incl.	187.00	188.00	1.00	10.40	0.11	3.33
	and	193.50	194.50	1.00	2.71	0.73	7.73
		220.00	262.00	42.00	3.34	0.09	3.10
	incl.	221.10	227.60	6.50	9.25	0.19	14.07
	and	253.40	261.00	7.60	9.91	0.19	3.27
FNX4197		53.50	60.90	7.40	0.72	0.07	1.81
		103.45	126.70	23.25	0.87	0.21	1.23
	incl.	103.45	107.75	4.30	2.51	0.96	4.65
		157.95	160.50	2.55	7.58	0.23	4.83
		193.40	207.50	14.10	1.04	0.17	1.93
	incl.	197.35	204.55	7.20	1.65	0.21	3.42

FNX Mining Company Inc.
7 November, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4198		223.90	226.10	2.20	5.77	0.18	14.00
		271.80	273.35	1.55	0.59	0.07	6.17
		295.30	321.40	26.10	1.41	0.22	2.70
	incl.	295.30	298.45	3.15	6.39	1.37	11.50
	and	309.70	321.40	11.70	1.23	0.11	2.32
		339.50	346.30	6.80	1.44	0.13	3.25
		356.15	364.65	8.50	0.78	0.08	5.69
FNX4199		53.50	56.90	3.40	0.49	0.46	2.45
		131.20	134.05	2.85	0.78	0.04	25.24
	incl.	133.05	134.05	1.00	1.75	0.07	67.63
		225.40	295.55	70.15	6.37	0.90	4.42
	incl.	240.10	257.00	16.90	22.06	1.06	11.02
	and	260.20	263.00	2.80	12.49	4.77	17.15
	and	292.70	294.05	1.35	4.92	16.45	15.97
FNX4200		13.50	18.80	5.30	0.64	0.08	1.88
	incl.	16.25	18.80	2.55	0.62	0.12	3.08
		134.70	136.05	1.35	0.88	0.37	5.25
		143.10	184.00	40.90	0.79	0.15	0.94
	incl.	143.10	144.10	1.00	0.88	1.22	5.11
	and	151.05	152.40	1.35	3.18	0.13	1.09
	and	174.30	184.00	9.70	1.69	0.33	2.77
	and	174.30	176.00	1.70	3.07	1.60	3.45
	and	179.40	180.50	1.10	7.20	0.16	9.60
		204.25	221.50	17.25	4.84	1.08	12.84
FNX4201		34.40	37.40	3.00	2.10	0.14	0.76
		82.50	98.00	15.50	1.18	0.10	1.39
	incl.	82.50	83.70	1.20	3.17	0.12	7.50
		119.40	150.80	31.40	2.03	0.11	1.72
	incl.	119.40	138.55	19.15	3.02	0.11	2.48
	and	119.40	124.10	4.70	9.98	0.12	6.81
		146.35	147.35	1.00	2.66	0.83	5.04
		178.10	181.20	3.10	5.95	4.35	6.35
FNX4202		514.30	522.10	7.80	1.16	0.15	5.01
FNX4203		34.1	35.45	1.35	0.97	0.14	8.25
		149.0	166.10	17.10	1.62	1.24	1.55
		197.4	205.60	8.25	1.83	0.21	4.02
		212.9	222.85	9.95	10.16	0.89	6.17
	incl.	219.1	222.85	3.75	23.56	1.59	9.94
FNX4204		84.20	89.00	4.80	1.32	0.49	1.51
		104.50	110.00	5.50	2.07	0.16	2.14
		125.75	126.75	1.00	6.36	0.29	12.56
FNX4205		127.3	129.50	2.20	0.75	1.17	2.16
		208.5	211.10	2.60	9.11	0.12	2.64
		230.8	242.00	11.20	12.19	1.41	12.19

FNX Mining Company Inc.
7 November, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
		271.0	277.70	6.70	2.88	0.21	4.38
	incl.	271.0	272.00	1.00	4.64	1.11	17.75
	and	276.7	277.70	1.00	13.30	0.06	8.63
		297.0	306.50	9.50	5.99	0.76	5.58
		478.5	500.10	21.60	21.07	0.74	15.93
		547.5	554.00	6.50	3.44	1.25	2.50
	incl.	551.0	554.00	3.00	6.57	2.63	2.28
FNX4206		41.2	52.80	11.60	2.18	0.13	14.75
		78.0	83.30	5.30	0.57	0.05	2.12
		88.3	92.60	4.30	1.58	0.09	1.93
		115.0	116.10	1.10	2.40	0.07	0.89
		172.3	173.90	1.60	0.91	0.25	5.30
		216.7	218.70	2.00	1.05	0.08	3.44
		226.3	237.60	11.30	9.17	0.67	6.91
		246.4	250.40	4.00	0.28	0.04	2.05
FNX4207		74.0	75.00	1.00	1.34	0.06	1.20
		144.1	163.50	19.40	2.09	0.23	0.97
	incl.	144.1	152.35	8.25	2.84	0.30	1.48
		157.2	158.50	1.30	7.14	0.80	1.07
		176.0	198.00	22.00	6.25	0.33	4.66
		229.1	231.30	2.20	3.22	0.95	0.98
		264.2	265.20	1.00	2.56	0.33	0.65
		292.05	298.90	6.85	0.84	0.10	4.47
		317.9	321.70	3.80	0.70	2.06	7.22
	incl.	317.9	318.95	1.05	1.93	7.22	20.02
		341.55	345.25	3.70	16.68	0.38	10.90
		363.1	371.50	8.40	3.23	0.14	2.28
		399.35	400.75	1.40	0.76	0.12	2.70
FNX4208		197.70	210.00	12.30	3.10	0.29	4.77
		229.10	269.20	40.10	9.31	1.27	7.43
	incl.	236.60	263.10	26.50	12.06	1.74	9.27
		340.00	345.00	5.00	0.79	0.07	4.23
FNX4209		59.30	62.00	2.70	1.24	0.08	2.40
		70.25	80.40	10.15	1.68	0.40	2.52
		130.00	135.00	5.00	0.44	0.04	3.61
		194.90	201.50	6.60	1.47	0.24	1.52
	incl.	198.25	201.50	3.25	2.11	0.39	2.32
		239.45	263.05	23.60	3.45	0.14	4.40
	incl.	239.45	242.65	3.20	0.43	0.08	4.45
	and	246.20	249.10	2.90	0.78	0.10	3.85
	and	257.50	263.05	5.55	12.79	0.29	12.93
FNX4210		115.00	117.10	2.10	5.47	0.26	13.84
		138.70	143.60	4.90	2.73	0.22	5.22
	incl.	138.70	141.50	2.80	3.95	0.27	7.91

FNX Mining Company Inc.
7 November, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
	and	142.50	143.60	1.10	1.69	0.18	2.61
		150.50	151.80	1.30	1.53	0.40	9.09
		155.60	158.40	2.80	0.55	0.04	2.37
		172.00	175.90	3.90	19.59	0.96	11.19
FNX4211		33.00	34.20	1.20	2.25	0.30	1.24
		60.80	62.50	1.70	28.90	0.55	8.26
		84.30	85.60	1.30	1.63	0.11	1.93
		92.00	96.00	4.00	2.83	0.08	0.88
	incl.	92.00	93.00	1.00	8.74	0.10	1.00
	and	95.00	96.00	1.00	1.57	0.15	1.45
		109.30	110.30	1.00	10.15	13.30	13.74
		137.10	138.80	1.70	30.99	0.24	17.33
FNX4212A		357.70	362.90	5.20	0.56	0.07	1.90
		424.70	433.50	8.80	0.89	0.28	2.45
	incl.	432.20	433.50	1.30	4.02	1.61	1.10
		480.60	486.50	5.90	1.54	1.10	3.51
FNX4213		315	316.00	1.00	3.44	0.10	2.60
		317.3	318.30	1.00	0.88	0.11	1.23
		381.2	389.50	8.30	2.86	1.39	8.96
		419.5	420.50	1.00	0.95	0.85	1.57
		428.1	429.10	1.00	0.66	0.41	0.86
		444	448.70	4.70	0.17	0.03	2.90
		457	464.20	7.20	7.65	0.60	4.69
		484.8	486.90	2.10	7.91	3.56	45.74
		511.5	512.50	1.00	6.83	0.37	13.58
		539.9	568.70	28.80	4.39	0.63	5.44
	incl.	539.9	546.80	6.90	10.88	1.03	14.01
	and	552.3	556.00	3.70	8.98	0.59	7.80
	and	563.4	568.70	5.30	2.60	1.48	5.30
		588	605.50	17.50	1.34	0.47	6.34
	incl.	592.5	605.50	13.00	1.70	0.63	7.72
		639.8	643.60	3.80	29.00	0.65	18.93
FNX4214		26.7	30.80	4.10	7.00	0.75	4.24
		45.0	55.60	10.60	1.31	0.24	2.21
	incl.	54.4	55.60	1.20	5.07	1.24	2.86
		143.9	160.95	17.05	2.61	1.24	2.44
	incl.	154.8	155.75	1.00	6.20	11.05	9.55
		177.0	179.75	2.75	0.41	0.04	2.76
		197.3	202.95	5.65	1.45	0.45	4.29
		206.0	210.75	4.75	0.39	0.04	2.67
		280.9	291.30	10.45	7.84	4.43	9.75
		317.1	319.15	2.00	1.20	0.13	1.15

FNX Mining Company Inc.
7 November, 2005

PODOLSKY
NORTH DEPOSIT
Longitudinal Section (500 West)

Northeast
Southwest
13000 El
12500El
1700 N
2000 N
2300 N
Historical Borehole
FNX 2004-2005 Borehole
0
200
Feet

Figure 26

FNX Mining Company Inc.
7 November, 2005

8.4.3.2 South Zone

The South Zone, (Figures 17 & 18) is also located within the Whistle Offset dyke, some 350 ft. southwest and along strike from the North Deposit. Cu-Ni-PGE mineralization was intersected in six historic holes and confirmed by two FNX holes to 280 ft vertical below surface. The mineralization is similar in character to that in the North Deposit, and appears to be open down dip and along strike. No drilling was carried out on the South Zone in 2004.

8.4.3.3 Intermediate Zone

An area between the 2000 Deposit and South Zone was also drill tested in 2004. The target was a trend of chalcopyrite veinlets projected from surface and a weak off-hole geophysical anomaly from a 2003 drillhole FNX4072. Two holes (4,073ft) were completed on the target and both intersected anomalous Cu-Ni-TPM mineralization, with the best intersection grading 1.5% Cu, 0.3% Ni, 1.7 g/T TPM over 13.1 ft. This area will be followed up in 2005 with additional drilling.

8.4.3.4 2000 Deposit

The 2000 Deposit (Figures 17,18 & 20) lies within the Offset at a vertical depth of 1,700 to 2,500 ft from surface and immediately below the mineralization mined in the Whistle Open Pit. The 2000 Deposit consists of a steeply-dipping mineralized envelope (1000 ft x 450 ft) sandwiched between the eastern wall of the northeast-striking Whistle Offset Dyke and a large gabbroic xenolith trapped within the Dyke. The dominant host rock for the mineralization is metabreccia.

Mineralization is characterized by sulphide veins, stringers, and patches of disseminated to blebby sulfides. It typically contains a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite. The high grade core of the deposit is subdivided into a 75º dipping upper portion and a 40º dipping lower cusp. Outside of this core the hangingwall gabbro xenolith also contains a significant halo of veins and veinlets. Surface drilling of the 2000 Deposit was completed on May 20, 2004. Significant intersections are listed in Table 17.

An advanced exploration underground program was initiated in mid-2004. This program includes sinking a 17 ft diameter shaft to the 2,450 ft Level and driving an access drift to the 2000 Deposit to facilitate delineation underground drilling and bulk sampling. The data collected from this advanced exploration program, scheduled for completion in 2006, will form the basis of a feasibility study of proceeding with mine development with production likely to begin in 2007.

FNX Mining Company Inc.
7 November, 2005

Table 21 : Podolsky 2000 Deposit - 2004 Drilling –Graded Assays

Borehole		Feet			%		g/t
		From	To	Length	Cu	Ni	TPM
FNX4123B		2577.8	2725.0	147.2	2.1	0.7	5.1
	incl	2577.8	2674.0	96.2	2.6	0.9	6.8
	incl	2619.9	2674.0	54.1	2.6	1.3	7.5
	incl	2619.9	2648.8	28.9	3.2	2.3	7.8
FNX4124A		1981.1	1994.7	13.6	1.1	0.1	8.0
		2278.3	2284.6	6.3	1.0	0.3	1.0
FNX4125		1925.8	1949.5	23.7	2.2	0.1	1.7
FNX4127A		2585.4	2611.5	26.1	1.2	0.3	11.5
	incl	2644.5	2664.9	20.4	2.4	0.5	3.7
	incl	2978.0	2999.0	21.0	0.5	0.1	2.1
FNX4128						nsv
FNX4129						nsv
FNX4131		2112.9	2115.4	2.5	9.5	0.1	9.7
		2216.0	2454.2	238.2	1.4	0.2	2.5
	incl	2216.0	2232.5	16.5	4.1	0.2	1.8
	incl	2352.9	2362.6	9.7	3.7	0.5	7.3
	incl	2403.5	2454.2	49.8	3.6	0.5	5.5
	incl	2436.4	2451.4	15.0	8.3	1.0	10.3
FNX4132		2076.0	2079.4	3.4	18.5	0.8	7.2
FNX4133	nsv
FNX4133A	nsv
FNX4134		2201.7	2204.4	2.7	6.6	0.8	4.5
		2247.8	2258.1	10.3	3.5	0.3	5.0
		2319.2	2330.8	11.6	5.3	1.0	2.8
		2389.5	2648.3	258.8	4.6	0.6	5.9
	incl	2394.6	2407.0	12.4	2.3	0.4	9.0
	incl	2417.7	2429.2	11.5	2.5	0.1	13.3
	incl	2443.6	2454.4	10.8	29.3	0.3	19.7
	incl	2472.3	2491.0	18.7	5.6	0.3	7.7
	incl	2513.4	2541.6	28.2	2.4	0.8	5.6
	incl	2582.5	2643.2	60.7	9.2	1.3	8.5
	incl	2604.7	2636.5	31.8	15.9	2.8	14.3
	incl	2629.5	2636.5	7.0	25.4	1.3	25.2
	incl	2617.5	2639.0	21.5	17.5	2.2	18.7
		2653.8	2675.0	21.2	0.8	0.1	2.6
FNX4134B		2097.0	2100.0	3.0	4.4	1.0	3.3
		2134.5	2136.0	1.5	18.8	0.0	17.0
		2159.2	2209.2	50.0	3.2	0.3	5.1
		2273.1	2432.3	159.2	4.3	0.4	7.9
		2395.2	2418.3	23.1	7.7	0.8	14.8
		2467.1	2472.9	5.8	31.2	0.5	19.3
		2494.0	2496.3	2.3	22.4	0.7	16.5
FNX4135		2496.1	2503.2	7.1	0.6	0.1	6.6
		2539.0	2545.7	6.7	1.2	0.1	6.6
		2799.0	2804.0	5.0	0.5	0.1	6.1

FNX Mining Company Inc.
7 November, 2005

FNX
FNX MINING COMPANY INC.
PODOLSKY
2000 DEPOSIT
Inclined Longitudinal Section
1000 L
1500 L
2000 L
2500 L
4066
4054
4067
4128
4122
4097
4125
4098
4009
4068
4132
4095
4121
4096
4099
4007
4052
4006
4088
4005
4131
4002
4083
4085
4124A
4126
4004
4080
4001
4003
4084
4134B
4124
4123B
4089
4094
4008
4134
4123
4081
4090
4130
4087
4086
4129
4082
4127A
4127
4135
4091
4133
4092
4133A
2004 FNX Boreholes
Previously Reported FN
2000 Deposit
0
250
Feet
1000 S
500 S
00 S

Figure 27

FNX Mining Company Inc.
7 November, 2005

8.4.3.5 Sublayer Lens A

Lenses A and B are a set of bifurcating contact type (Ni-Cu) semi-massive sulphide lenses (Figure 28), occurring near the interface between the SIC contact and the Whistle Offset. Lens A is 200 ft east and 200 ft beneath the Whistle Open Pit, whereas Lens B extends 600 ft down dip from the mine horizon of the Whistle Open Pit. Lens A, had been tested by a few historic drill holes and four FNX drill holes from the 2003 program. In 2004, an 11 hole program for 9,589 ft was completed on Lens A in order to define the mineralization at 50 to 100 ft intercept spacing (Figure 21). The drilling confirmed Lens A as a 350 ft X 200 ft breccia sulfide to massive sulfide lens striking northeast and dipping southeast at 25-50°. The Lens ranges in thickness from 7.3 to 64.7 ft with nickel grades from 1.5 to 3.0%. Work planned for 2005 is to complete the interpretation of the Lens A Deposit and geologically model the Deposit to create a resource estimate. Table 22 lists significant intersections

Table 22:  Podolsky: Sublayer Lens A – 2004 Drillhole Assay Intersections

DDH		Ft			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4149		423.7	435.4	10.4	0.2	2.6	0.2
	incl.	485.2	509.6	24.4	0.2	1.7	0.3
	and	495.0	509.6	14.6	0.3	2.2	0.3
FNX4150		423.5	428.0	4.6	0.2	1.1	0.3
		665.2	666.2	1.0	0.3	2.3	0.2
FNX4151A		210.8	448.0	237.3	0.2	1.0	0.2
	incl.	326.2	400.2	74.0	0.2	1.5	0.2
	and	359.4	392.8	33.4	0.2	1.8	0.2
		551.3	587.1	35.8	0.1	1.0	0.1
	incl.	571.9	587.1	15.2	0.1	1.6	0.1
	and	581.6	587.1	5.5	0.2	2.6	0.2
		626.0	639.9	13.9	0.2	3.0	0.2
FNX4152		423.0	457.8	34.8	0.2	1.5	0.1
	incl.	438.7	457.8	19.1	0.2	2.0	0.2
FNX4154		532.4	561.3	28.9	0.2	2.1	0.1
	incl.	537.3	561.3	24.0	0.2	2.4	0.1
	and	547.2	561.3	14.1	0.3	3.2	0.2
FNX4155		224.7	360.0	135.3	0.2	1.0	0.2
	incl.	318.5	352.7	34.2	0.2	1.2	0.2
		506.1	513.4	7.3	0.5	2.3	0.1
FNX4156		351.0	451.2	100.2	0.2	1.1	0.2
	incl.	399.7	446.7	47.1	0.2	1.5	0.2
		587.6	599.9	12.3	0.3	2.1	0.2
FNX4159		564.5	567.2	2.6	0.1	2.9	0.1
		641.4	646.5	5.2	0.2	1.2	0.2
FNX4170		395.3	430.0	34.4	0.2	1.0	0.2
	incl.	409.6	430.0	20.5	0.2	1.2	0.3
FNX4171		422.0	430.9	8.9	0.2	0.9	0.1

FNX Mining Company Inc.
7 November, 2005

PODOLSKY
LENS A
Longitudinal Section (Looking West)

FNX
FNX MINING COMPANY INC.
424340
56330
56360
390770
390950
56140
WH00660
346780
56160
412430
12800 El
FNX4064
4152
56020
WH00180
WH00240
56010
4149
390800
4171
412440
4150
12700 El
WH00550
4155
56220
4069
4055
56190
4057
346800
4151A
4154
4059
412320
56240
12600 El
4156
4056
4170
56290
Historical Borehole
FNX Borehole
4159
Lens A
High Grade
56280
405910
Significant Mineralization
12500 El
WH00430
WH00270
405770
412420
0
100
FNX4062
Feet
700 W
600 S
600 W
500 W
500 S
400 W
400 S
300 W
200 W
300 S

Figure 28

FNX Mining Company Inc.
7 November, 2005

8.4.3.6 Other Offset Exploration

During the latter part of 2003, surface mapping and sampling defined the location of the Whistle Offset Dyke in the northern portion of the Podolsky Property. A surface offset bulge was also identified during this work with associated pods of stringer to semi-massive chalcopyrite-pyrite mineralization containing significant TPM, copper and nickel values (up to 3.52 g/T TPM, 2.3% Cu and 1.2% Ni over 1.7 to 3.3 ft. Three shallow drill holes (1,676 ft) tested the mineralization beneath the Offset bulge but did not encounter significant Cu-Ni-TPM mineralization. A deeper hole (1,404 ft) tested the bulge structure to 1,000 ft below surface. No significant mineralization was encountered and a downhole UTEM survey failed to define any geophysical anomaly. There are no further plans to test this northern Offset target in 2005.

One deep hole (3,893ft) was drilled to test the Whistle Offset between the 2000 Deposit and the southern margin of the property. Though good continuity of the Offset was found in this direction, no significant mineralization was encountered.

8.4.3.7 Sublayer Exploration

The Podolsky Property contains approximately four kilometres of relatively sparsely tested SIC contact, with potential for contact (Ni-Cu) type mineralization. Several SIC targets were tested in 2004. On the eastern half of the property, a four hole program of 8,282 ft tested two weak-moderate strength, historic geophysical anomalies. This drilling intersected 500-710 ft wide Sublayer Norite and Granite Breccia units - favorable thickness for development of contact deposits in general. However, the drilling encountered no significant Ni-Cu mineralization and there was an absence of significant contact inflections and potential traps.

The SIC contact west of the Whistle Offset Dyke was tested with one hole. It did not encounter significant Ni-Cu mineralization, but did intersect a 600 ft core length of favorable Sudbury Breccia in the footwall. Further work in 2005 will focus on the large Sudbury Breccia unit west of the Whistle Offset Dyke, which contains anomalous Cu-Ni-TPM mineralization. Also to be tested in the same area is a significant pulse electromagnetic anomaly.

8.4.4     Advanced Underground Exploration

The SJV has now started an underground exploration and development program in order to further delineate the 2000 Deposit and obtain information required to bring the Deposit to the feasibility stage. The main purpose of the program will be to provide underground drill platforms for diamond drilling, delineate the zone, verify the continuity and grade of the mineralization, extract a bulk sample for metallurgical

FNX Mining Company Inc.
7 November, 2005

testwork, test mineability and ground conditions and complete the mineral resource and reserve estimates for mine planning.

At 31 October, 2005 the shaft was at a depth of 1,465 ft and completion is expected in first quarter 2006.

The program involves sinking of a 17 ft diameter shaft to 2,450 ft and lateral development from the shaft to access the 2000 Deposit. From the access level, headings will be established in the mineralization to extract a bulk sample.. Drifts will be developed as platforms for diamond drilling.

The bulk sample material will be trucked off-site for test processing in order to determine metal recoveries. Mine planning studies will be conducted after the completion of the bulk sampling programs. A Closure Plan to cover the work outlined for Podolsky has been filed with the regulatory authorities, and appropriate permitting will be obtained for any advancement of the property.

This advanced underground exploration program has been budgeted separately from the 2005 surface exploration program.

8.4.5 Recommended Work Program and Budget

The recommended work program for the Podolsky Property for 2005 includes

  Drilling the North Deposit to provide sufficient data for a resource estimation
  Drilling the Sudbury Breccia belts in the vicinity of the Offset
  Drilling the Offset between the 2000 and North Deposit
  Drilling the Offset to the north of the North Deposit in an area where a dislocation has been mapped
  Continued mapping of the property, geological modelling of internal features of the Whistle Offset and modeling and drilling of Sudbury Breccia belt to the east of Whistle Offset.

The planned program, including 29,000 ft of drilling in 34 surface holes, is budgeted at $1.55 million.

FNX Mining Company Inc.
7 November, 2005

8.5 VICTORIA PROPERTY

8.5.1 Location, History, Infrastructure & Environment

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km southwest of Sudbury in Denison Township (Figures 1 & 29). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the property by the Mond Nickel Company, ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3,012 ft. During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following the merger with Mond Nickel.

The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu, 0.83 % Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria property was 1,543,000 tons grading 2.26% Cu and 1.57% Ni, + TPM. (Table 1). The TPMs, in the order of + 2 g/t, are extrapolated from the production data for 1973-78.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3,000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 Levels.

Following termination of mining activity in 1978 the underground workings were flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

As previously reported FNX has undertaken baseline environmental studies to characterize current conditions at the Property. As a result of these activities certain areas have been sterilized from surface development. A site characterization was completed by a third party consultant during 2004 and this defined existing mining disturbances at the Victoria property.

The Company has held introductory meetings with Sagamok and Whitefish Lake First Nations. In addition, the Company holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

FNX Mining Company Inc.
7 November, 2005

VICTORIA PROPERTY

Denison Township

FNX
FNX MINING COMPANY INC.
Fairbank Lake
FAIRBANK
Skill Lake
Crean Hill No. 3
Parcel 19824'A'SWS
Crean Hill
Ellen No.1 & No. 2
8283SWS
Instrument No. 151
VICTORIA
MINE
Vermilion
Parcel 483SWS
N
DRURY
McIntyre
DENISON
AER/Kidd
Worthington
Totten
WHITEFISH
Town Site
Mine/Deposit
SIC Contact
0
2.5
km

Figure 29

FNX Mining Company Inc.
7 November, 2005

8.5.2 Property Geology & Mineralization

The Victoria property is situated (Figure 30) at the junction of the SIC and the Worthington quartz diorite Offset Dyke, approximately 6.5 km northeast of Inco’s Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria property and the Totten Deposit. Two of these, the adjacent McIntyre deposit and the AER/Kidd Copper property, located 3 km further southwest from the Victoria property, were the objects of small mining operations.

Within the property, both the footwall contact of the SIC and the Worthington Offset Dyke dip steeply. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending northwest-southeast and the other trending northeast-southwest, have been defined and these control the distribution of mineralization on the property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like.. The complex structural features of the property have caused remobilization of the sulphides and control the lateral extent and dimensions of the mineralization.

8.5.3 Targets

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property (Figure 30) and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones, have been mined. In addition to the above, there are several other known mineralized zones on the property which have not been the focus of historical production. These include the Far West Zone, the East Zone, the Dyke Zone, and the newly discovered Powerline Zone.

The main focus of the FNX exploration program has been the shallow, previously unmined portions of the No. 1 and No. 2 West Zone, the Far West zone, and the down-plunge potential of the No. 4 zone. In addition, limited exploration has been completed on the numerous quartz diorite offset dykes bodies on the property, resulting in the discovery of the Powerline Zone in late 2002.

These targets have been described in previous Technical Reports and the information is included by reference. No drilling was carried out on the Victoria Property in 2004, or to date in 2005

FNX Mining Company Inc.
7 November, 2005

VICTORIA PROPERTY

Geology Plan

Far West
No. 1
West
Victoria
N
SIC
Quartz Diorite
Mafic Metavolcanics and Metasediments
Deposits
0
500
Meters

Figure 30

FNX Mining Company Inc.
7 November, 2005

8.5.4    Recommended Work Program and Budget

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke. A new deposit with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and 4.8 g/t PGM has been announced by Inco. It is anticipated that the announced resources will be increased significantly. The important point of this analogy is that this new deposit has been found below and adjacent to an older deposit which was mined during the 1960s.

Though no drilling was undertaken during 2004 the Victoria Property is regarded as holding promise. The 2005 exploration program will focus on further delineation and infill drilling of the No. 2 West Deposit. For these purposes 3,200 ft of surface diamond drilling is allocated to facilitate a pre-feasibility study. A further 1,600 ft have been allocated to test other targets along the offset dykes for Powerline-type deposits.

A budget of $0.5 million was allocated for the 2005 Victoria program. However, the success at the Levack Footwall and also at Kirkwood (see Section 8.6) required a reallocation of prioities and assets with the result that the planned drilling at Victoria has been curtailed.

FNX Mining Company Inc.
7 November, 2005

8.6 KIRKWOOD PROPERTY

8.6.1 Location, History, Infrastructure & Environment

The Kirkwood property, comprising 473.0 acres in three patented mining parcels, is located in Garson Twp., some 11 km northeast of Sudbury, (Figures 1 & 31). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Copper and nickel sulphide mineralization was discovered in 1892 and the property was purchased by the Mond Nickel Company. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The property was acquired by Inco following the acquisition of Mond Nickel and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 650 m. A total of 2,488,000 tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East orebodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit from 1970-1972. The total historical production from the Kirkwood property was

2,695,000 tons grading 1.00% Cu and 0.90% Ni.

Exploration drifts were driven on the 1,000 and 2,000 ft levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2,100 feet. Level development occurs on the 100, 200, 300, 400, 600, 800, 1,000, 1,200, 1,600 and 2,000 ft levels. The underground workings are flooded and the shaft has been capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

An environmental site characterization was completed by a third party consultant in the first quarter 2004. This study defined existing mining disturbances at the property, delineated watershed boundaries and established an upstream and a downstream monitoring station in the on-site creek. These monitoring programs will maintain compliance with regulatory requirements and will also establish an environmental baseline so as to distinguish between existing and incremental liabilities resulting from Joint Venture activities.

FNX Mining Company Inc.
7 November, 2005

KIRKWOOD PROPERTY
Garson Township
GARSON
Whitson Lake
Kirkwood
Parcel 214SES
Parcel 4929SES
Sheppard
Garson
McConnell
Offset
Parcel 218SES
Blezard
BLEZARD
GARSON
McKIM
NEELON
SIC Contact
SUDBURY
Inco Mine/Deposit Names
0
2.5
km
Ramsey Lake

Figure 31

FNX Mining Company Inc.
7 November, 2005

8.6.2 Property Geology & Mineralization

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics (Figures 1). The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones.

An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury breccia, which parallels the norite contact.

8.6.3 Targets

As described in previous Technical Reports targets have been identified based on the historic Cu-Ni-PGM sulphide mineralization which has been defined in six distinct zones. None of these have yet been followed up..

8.6.4 FNX Activity in 2005

The original 2005 Budget did not provide for any significant exploration on the property with a budget of e $65,000 being allocated primarily for property maintenance.

However, with the acquisition of Aurora Platinum Corp in mid year it was decided to explore the property more aggressively as it is occurs within the very prolific South Range of the Sudbury Basin (Figure . This south-east part of the South Range hosts the Frood Mine, the Stobie Mine, the Little Stobie Mine, the Kirkwood Mine, the Garson Mine, the Falconbridge Mine and the East Mine. Inco Limited’s currently operating Garson Mine is located contiguous to and midway between the Kirkwood and the Falconbridge Mine Properties. This property, containing some 8 km of footwall to the former Falconbridge Main and East Mines (approximately 42.0 million tons grading 1.5% Ni, 0.9% Cu, 1 g/t Pt+Pd+Au) represents a prime target for Cu-Ni-Pt_Pd-Au footwall deposits.

A geological mapping and prospecting program was initiated on the Kirkwood Property as a lead in to exploring the Falconbridge Mine Property. The Kirkwood exploration program was designed to augment the FNX geologists' local knowledge of the ore controls in this part of the Sudbury Basin and to assist them in planning and carrying out the 2005 Exploration Program on the Falconbridge Mine property.

Initial work discovered a previously undocumented two inch wide vein of massive sulphides containing high-grade Cu-Ni-Pt-Pd-Au values, approximately 2,000 ft behind the Kirkwood Mine (Figure XX).

FNX Mining Company Inc.
7 November, 2005

Subsequent work, including geological mapping, airborne geophysical follow-up, beepmat prospecting, surface stripping and channel sampling trenching revealed the two inch vein to be connected to a 53 ft long lens of massive sulphide, dominated by pyrrhotite with minor chalcopyrite, within mineralized Sudbury Breccia and quartz diorite. The highest precious metal values are within the massive sulphide lens and are dominated by palladium with significant platinum and gold.

FNX completed six shallow drillholes (2,139 ft), with significant Cu-Ni-Pt-Pd-Au mineralization being intersected in three holes (Table 23 and Figure 2 from August NR). The three drill holes that intersected the sulphide lens have tested the mineralization to 250 ft beneath the trench (Figure on P 111) and Table 23). A drillhole 100 ft to the west and two drillholes 100 ft to the east intersected the favourable breccia horizon, but did not intersect massive sulphides or the associated quartz diorite (Figure 6). Though the plunge of the mineralization remains open at depth its strike length appears to be limited near surface.

Table 23 : Kirkwood Property – FNX Drillhole Assays

					Feet			%		(g/t)				(oz/st)
Hole No.	East	North	Az	Dip	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
FNX8000	436086	422274	360	-45	117.8	138.9	21.1	2.3	0.5	0.9	4.9	0.8	6.6	0.19
incl.					124.0	138.9	14.9	3.1	0.6	1.1	5.4	1.0	7.5	0.22
incl.					133.5	138.9	5.4	2.4	1.2	1.4	2.5	0.2	4.1	0.12
FNX8001	436086	422190	360	-45	205.6	231.2	25.6	5.4	0.8	3.3	11.4	2.0	16.7	0.49
incl					205.6	216.0	10.4	6.1	0.7	5.9	22.7	4.2	32.8	0.96
incl					219.4	231.2	11.8	6.3	1.1	0.5	1.9	4.0	6.4	0.19
FNX8002	436088	422096	360	-45	333.7	335.4	1.7	3.8	0.9	1.3	4.9	7.9	14.1	0.41
FNX8003	435987	422274	360	-45				nsv
FNX8004	436209	422169	360	-46				nsv
FNX8005	436187	421979	360	-55				nsv

FNX Mining Company Inc.
7 November, 2005

FNX

Sudbury Joint Venture
South Range Breccia Belt

East Mine
Cryderman
Main Mine
Kirkwood
Blezard
Garson
Little Stobie
Falconbridge
Stobie
Frood
Murray
Copper Cliff North
Copper Cliff South
Sudbury Igneous Complex
Sudbury Breccia
Footwall Rocks
0
10
Miles

Figure 2

FNX Mining Company Inc.
August, 2005

FNX Mining Company Inc.
7 November, 2005

Sudbury Joint Venture
Kirkwood Drilling

North
Surface
South
Trench
8000
8001
8002
Channel CH4 2.3%, 0.7%, 7.9gt
18.9
2.3%, 0.5%, 6.6gt
21.1
5.4%, 0.8%, 16.7gt
25.6
3.8%, 0.9%, 14.1gt
1.7
Mineralized Zone
Cu, Ni, TPM g/t
Feet
0
100
feet
Kirkwood Drill Section 436087E
Segway Deposit
300ft

Figure 5

1000el
Trench
8003
8000
8004
8001
8002
8005
800el
600el
Western Boundary of SJV Property
Mineralized Drillhole
Barren Drillhole
0
200
feet
435500E
436000E
436500E
Longitudinal Section
Looking North

Figure 6

FNX Mining Company Inc.
August, 2005

FNX Mining Company Inc.
7 November, 2005

Expenditures on the Kirkwood property during 2005 amounted to $198,500 against a budgeted $65,000. The additional expenditures were covered by reallocating some of the drill footage assigned to the Victoria property.

8.7 Aurora Platinum Properties in Sudbury

The Aurora Platinum Corp (ARP) properties in the Sudbury Basin have been described in a NI43-101 Report entitled “Falconbridge _ Aurora Joint Venture – Footwall and Foy Properfties, Sudbury, Ontario, by L.D.S. Winter, P.Geo. This report, dated 28 February, 2005 was filed on Sedar on 20 May, 2005.

FNX Mining Company Inc. completed the acquisition of Aurora Platinum Inc. on July 1, 2005, thereby assuming Aurora’s role in the Footwall and Foy Joint Venture agreement with Falconbridge Limited. The exploration program as approved by ARP’s previous management and Falconbridge was initiated during July. FNX personnel, as part of the acquisition due diligence, were familiar with the technical data gathered previously and agreed with the proposed program.

FNX’s approach to the program was to integrate the new information with the historic data, evaluate the results within the framework of FNX’s evaluation matrix and propose a focused work program and budget for 2006.

8.7.1 Falconbridge Footwall Project

The Footwall Property, comprising 1601 hectares of patented minoing claims, is approximately 15 kilometres east-northeast of Sudbury within Falconbridge and Garson townships (Figure 1& Fig on P 110). The western end of the Property is located at latitude 46° 35’N, longitude 80° 50’W in NTS Map sheet 41 I/10.

The Falconbridge Footwall Exploration Program commenced on completed in three drillholes with no significant mineralization being intersected. Gyro surveys were completed. In keeping with FNX’s approach, BHUTEM surveys are planned for all three holes during the fourth quarter of 2005.

Expenditures for the Falconbridge Footwall Project for the period of July 1 to September 30, 2005 are $643, 995 and the planned program, including BH-UTEM) will be completed on approved budget of $837,375.. These data will be integrated with all FNX data in this part of the South Range including that from Kirkwood.

FNX Mining Company Inc.
7 November, 2005

As note above (Section 8.6) the discovery of significant Cu-Ni-Pt-Pd-Au mineralization some 2,000 ft into the footwall behind the Kirkwood Mine not only demonstrates the potential of the footwall rocks in this part of the Sudbury Basin but also at the nearby Falconbridge Property. The footwall rocks of the Kirkwood and Falconbridge Mine properties are considered to be relatively unexplored and to have significant potential to host Sudbury Basin type footwall deposits. In addition, the Falconbridge Mine property is mostly covered by widespread glacial outwash sand which may have hindered surface exploration and prospecting along the eight km of highly favourable Sudbury Breccia and footwall rocks on the Property

8.7.2 Foy Properties

The Foy Property is approximately 30 kilometres north-northwest of Sudbury within parts of Bowell, Foy, Tyrone, and Harty townships (Figure 1). The center of the Property is located at latitude 46o 45’N, longitude 81o 14’W, in NTS map sheet 41 I/14.

The Foy Properties, comprising 2.041hectares are centered on the Foy Offset dyke which radiates from the North Rim of the Sudbury Basin. Mineralization (some of it significant in terms of grade) is know at several areas along this dyke . Small mininjg activity has taken place (Nickel Offsets) but no sustained mining has occurred.

The FNX 2005 Foy exploration drilling program commenced on July 11th, 2005 and focused on three areas:

8.7.2.1  Foy South

At September 30th, the South Grid program had been completed with five holes drilled (ARP1200 through ARP1204), for a total of 8,530 ft (2600 m; Figures 1, 2). All five South Grid holes were surveyed by BH_UTEM, but no anomalies were detected. Expenditures for the period from July 1 to September 30 totaled $459,403. against a budgeted $417,000.

8.7.2.2 Foy Crazy Creek

Four holes totaling 5,458 ft were drilled in the Crazy Creek area, commencing at the beginning of August (Figures 1, 2). One hole (ARP1001) was abandoned due to very bad ground; this hole was re-collared as ARP1001A. The Crazy Creek holes tested chargeability anomalies revealed by a deep IP survey conducted in winter 2004/2005. No significant mineralization was encountered at the target depths, although stringers and veins of chalcopyrite were intersected elsewhere (ARP1000 and ARP1001A). At end September 2005 this program was approximately 50% completed.

FNX Mining Company Inc.
7 November, 2005

8.7.2.3 Foy Foster Lake

Work on the Foy Foster Lake program began on September 29th . Equipment from the completed South Grid program was moved to the Foster Lake work site. The previous ARP management had proposed three drillholes in the Foster Lake area in their 2005 work program. Two of these (DDH #OF-02 and OF-03) had been completed prior to the acquisition of Aurora by FNX. One hole (ARP1100; 4900 ft vertical hole) remains in this program, and will be drilled in October and November 2005

9. CONCLUSIONS & RECOMMENDATIONS

FNX Mining Company Inc. has exercised their option to acquire five highly regarded mineral properties (all former producers) in the Sudbury Mining Camp.

FNX has recently bought out its former partner in the Sudbury Joint and now owns 100% interest in the mineral rights on the properties.

The potential of these properties is illustrated by the fact ore production commenced at the McCreedy West mine in May 2003, only 14 months after commencement of the exploration program.

The infrastructure available in the Sudbury Area (mills, smelters and refineries) together with the mining culture and ready availability of all services required by an exploration and mining company enhances the value of these acquisitions and supports more efficient and cost effective mine development.

The high value of Sudbury ores together with the variety of metals is more beneficial than reliance on one or two metals. The precious metal content of the Sudbury ores is also attractive.

Since inception of field operations in 2002 the Company has completed 783,671 ft of diamond drilling in 587 holes from surface and a further 369,941 ft in 962 holes from underground locations. Approximately 87,400 samples have been sent for assay.

The discovery of a high grade Cu-Ni-PGM deposit in the footwall of the Levack Mine, first announced in February 2005, has been expanded to the stage where a very significant mineral deposit can be said to have been discovered. This underlines the value of the Footwall deposits and an aggressive exploration program is continuing.

For the nine month period from November 1, 2004 to 31 July 2005 (corresponding to the production reported for Quarters 1,2 and 3 for the fiscal year 2005), a total of 333,072 tons was mined from contact nickel and footwall Cu-PGM deposits., with the majority, approximately 290,000 tons being nickel ore.

FNX Mining Company Inc.
7 November, 2005

The 700 Deposit, which was the only source of copper ore in previous years, has now been augmented with higher tonnages from the PM Deposit which is amenable to longhole mining.

Reserves and resources were updated to December 31, 2004. Those for the McCreedy West Mine, included an initial resource estimate for the McCreedy West PM Deposit. Resources were updated for the Levack Mine. These in-house estimates were reviewed and confirmed by independent consultants Roscoe Postle Associates (RPA).

RPA also confirmed that FNX practices and procedures meet or exceed industry standards as required by NI 43-101.

All baseline (characterization) studies have been completed on all properties and additional information compiled and filed in support of closure plan amendments at McCreedy West and Levack.

Currently, 41 persons comprise the FNX exploration staff in Sudbury, with 24 of these being geoscientists. Two exploration offices are maintained, one in Sudbury and the other in Levack.

At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005 and is scheduled to permit for access to underground drill platforms by year end.

The Podolsky (formerely Norman) project advanced with the shaft currently at 1,460 ft and with completion scheduled in first quarter 2006.

A fully serviced operation has been established at Podolsky to support the sinking of the Podolsky Deposit shaft so as to permit continuing exploration of the Deposit from underground and to take a bulk sample as part of the Feasibility Study.

A review of the properties leads to the following conclusions & recommendations:

McCreedy West

  Mining of 333,072 tons to the end of Q3, 2005 resulted the sale of 264,200 tons of ore being shipped to the Clarabelle Mill.
  Ore reserve/resources were updated at year end and reserves at McCreedy West remain steady at 1.36 million tons. The first resources were released for the PM Deposit at McCreedy West while drilling from underground at Levack resulted in the promotion of indicated resources to the measured class.
  Exploration continues at McCreedy West drilling for reserves and resources and also on exploration for new sources of ore.

FNX Mining Company Inc.
7 November, 2005

   Commercial production was declared at the PM Deposit May 2005..

It is recommended that drilling to extend and delineate the known deposits be continued, that testing of new target areas be continued in order to augment the reserve/resource base thereby significantly extending the mine life and that the planned exploration program, budgeted at $4.65 million be completed.

Levack Property

  A review of the Inco mineral inventory for Levack combined with data from FNX drilling has resulted in a resource estimation of 4.6 million tons grading 2.1% Ni and 1.0% Cu in the measured and indicated categories. These estimates have been independently audited and verified by consultants Roscoe Postle Associates.
  Diamond drilling from underground platforms has resulted in an upgrading of indicated resources to the measured category for the 1300 Deposit in a resource/reserve update to 31 December, 2004.
  Reconditioning of surface infrastructure has been completed and approved. Shaft and underground infrastructure rehabilitation is progressing with the intention of achieving access to additional underground drill platforms ne by year end.

It is recommended that the planned $1.65 milion exploration program be completed contingent on getting access to the underground drill platforms on schedule.

North Range Footwall Exploration

  This program searching for high grade Cu-Ni-PGM mineralization in the 4.5 km section of the footwall to the contact Ni-rich deposits had received encouragement during the year. What may be regarded as the discovery hole for a new footwall deposit was announced in late February 2005 and there are now four surface rigs and two underground from platdorms in the Falconbridge Craig Mine, pursuing this target.
  In the period from March 1, to October 31, 2005 an additional 17 surface holes (64,560 ft) and 22 holes (27,570 ft) from underground platforms have been drilled into the Levack Footwall Deposit.
  This has resulted in the outlining of a most significant high grade mineral deposit which has not yet been closed off. A series of news releases (May, August and 31 October) has chronicled the progress of this program .
  Within the Levack Footwall the Sudbury Breccia extends for over 2000 ft along strike, is 1,000 ft thick and is know for a plunge of 6,000 ft. Three additional zones have been identified to date and there is an untested gap of >4000 ft between the deeper and shallower deposits.

FNX Mining Company Inc.
7 November, 2005

  The program proposed for 2005 ncluded follow up of these veins in addition to testing new targets developed from continuing exploration. Drilling will be from both surface and underground platforms.

It was recommended that the 2005 exploration program, budgeted at $2.7 million be completed and that additional budget be considered to aggressively pursue the new discovery. A supplementary budget of $2.6 million was approved together with reallocation of funds from other targets in oder to continue this aggressive program

Podolsky Property

  Drilling during 2004 confirmed an area of significant Cu (Ni) –TPM grades within an envelope of lower grade mineralization.
  The shaft to access the 2000 Deposit was collared on 28 February and shaft sinking had reached 1,460 ft by end October, 2005..
  Drilling will continue on other targets generated from integrated exploration techniques

It is recommended that the planned exploration program budgeted at $1.55 million proceed and that geological support be given to the underground advanced exploration program.

Victoria:

  Previous FNX exploration has confirmed the potential for both Contact and Offset - type deposits on the property.
  No drilling was carried out in 2004
  The discovery of the Powerline Deposit, the presence of significant TPM values which will enhance the value of any ore produced and the regional setting of the property require that additional exploration be pursued. .

It was recommended that the exploration program, budgeted at $0.5 million including the proposed diamond drilling, be completed. However, the discovery of the Levack Footwall deposit and the reallocation of funds from the Victoria budget has lled to a redusction in this proposed program

Kirkwood

  An approved budget of $0.06 million was substantially enl;arged with the discovery of footwall mineralization on the property

FNX Mining Company Inc.
7 November, 2005

  A small, but with good values, deposit has enhanced to potential of the property and also that of the Aurora Falconbridge property along strike.

It is recommended that FNX Mining Company Inc. proceed with the technical programs outlined for each of the properties and that the 2005 program, budgeted at $11.4 million, together with the supplemental budget of $2.6 million be executed.

10. BUDGET

The exploration programs described above are budgeted at $11.4 million including administration and contingency allowances and are itemized in Table 19.

The objectives of this work program are:

  to increase the resource/reserve base at McCreedy West and Levack mines focusing on contact-style Ni deposits to test for extensions of known deposits and to explore more distal targets within the McCreedy West/Levack mines complex to ramp up the North Range Footwall exploration in the search for Cu-PGM deposits to support the advanced exploration program in the PM Deposit at the McCreedy West Mine in order to support a production decision to support the advanced exploration program at Podolsky
  to test the SIC (Ni) targets; Offset Dyke targets and Sudbury Breccia targets at Podolsky to continue to assess opportunities to expand our property holdings in Sudbury.
  to continue to carry out all activities in an environmentally sound and safe manner

The work program recommended for the McCreedy West mine and, to a lesser extent, the Levack Mine, will use the underground workings for drill platforms thereby reducing drill costs significantly while permitting a much more rapid assessment to be undertaken.

In addition to the above budget an additional $2.6 million was approved in order to aggressively pursue the Levack Footwall Discovery within the North Range Footwall program.

As in previous years, all components of the overall program are flexible in that full expenditure of the budgeted amount for each property will depend on results and uncommitted funds may be re-allocated to aggressively pursue the most successful programs. Supplementary budgets may be constructed to follow up the new Footwall discovery.

FNX Mining Company Inc.
7 November, 2005

Table 23 : Kirkwood Property – FNX Drillhole Assays

SUDBURY JOINT VENTURE												
	McCreedy West		Levack		North Range F Wall		Podolsky		Victoria	Kirkwood		TOTAL
	Surface	U/G	Surface	U/G	Surface	U/G	Surface	U/G			Misc	SJV
cost/ft	35.00	28.00										
Drilling												
Feet	**15,000**	**94,500**	**7,500**	**29,800**	**51,500**	**3,000**	**29,000**		**4,800**			**235,100**
Allocation %	7%	40%	3%	13%	22%	1%	12%		2%	0		
Cost	$525,000	$2,646,000	$262,500	$834,400	$1,802,500	$84,000	$1,015,000	$0	$168,000	$0		$7,337,400
CAD/GIS	$19,881	$118,316	$9,698	$38,099	$48,356	$4,017	$39,968	$0	$5,680	$0		$284,016
IT	$12,747	$77,424	$6,609	$24,819	$26,310	$2,967	$27,582	$0	$3,642			$182,100
Res/Res	$17,578	$269,369	$3,609	$109,141	$26,469	$1,203	$14,438	$70,200	$33,306	$0		$545,313
QA/QC	$6,860	$39,200	$22,560	$5,655	$9,570	$435	$11,760	$0	$1,960	$0		$98,000
Safety/Health	$1,775	$10,543	$861	$3,396	$4,378	$354	$3,543	$0	$507			$25,356
Environment	$0		$0				$0		$192,757	$5,445	$168,798	$367,000
Geophysics												
Borehole	$50,400		$25,200		$172,800		$97,200		$14,400			$360,000
Property Maint.										$50,000		$50,000
Sudbury Admin	$23,100	$132,646	$10,527	$41,829	$72,288	$4,211	$40,706	$0	$6,738	$0	$0	$330,000
Training											$10,000	$10,000
Conferences											$10,000	$10,000
Consultants											$50,000	$50,000
Sub-Total	**$657,341**	**$3,293,497**	**$341,564**	**$1,057,339**	**$2,162,672**	**$97,187**	**$1,250,197**	**$70,200**	**$426,990**	**$55,445**	**$238,798**	**$9,649,185**
7% Indirect	$46,014	$230,545	$23,910	$74,014	$151,387	$6,803	$87,514	$4,914	$29,889	$3,881	$16,716	$675,443
											$0	
Sub-Total	$703,355	$3,524,042	$365,474	$1,131,353	$2,314,059	$103,990	$1,337,711	$75,114	$456,879	$59,326	$255,514	$10,324,628
											$0	
Contingency	$70,335	$352,404	$36,547	$113,135	$231,406	$10,399	$133,771	$7,511	$45,688	$5,933	$25,551	$1,032,463
TOTALS	**$773,690**	**$3,876,446**	**$402,021**	**$1,244,488**	**$2,545,464**	**$114,389**	**$1,471,482**	**$82,625**	**$502,567**	**$65,259**	**$281,066**	**$11,357,091**
	$4,650,136		**$1,646,510**		**$2,659,854**		**$1,554,107**

FNX Mining Company Inc.
7 November, 2005

11  CERTIFICATE

CERTIFICATE

     To Accompany the Technical Report dated 1 November, 2005 Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Podolsky and Kirkwood)

I, Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC., do hereby certify that:

1.	I reside at 2292 Carol Road, Oakville, Ontario, L6J 6B6.
2.	I am Vice President, and Executive Consultant of FNX Mining Company Inc.
3.	I am a registered Practicing Member of the Association of Professional Geoscientists of Ontario (Registration No. 0419); Member of the Prospectors & Developers Association of Canada; Founding President Irish Association for Economic Geology and a former Member of the Society of Economic Geologists. I hold an Honours Geology Degree (BA Hons) from Trinity College, University of Dublin, Ireland; a Ph.D in Mining Geology from the Royal School of Mines, University of London, England and a Diploma of Imperial College, University of London, England. I have practised my profession as a geologist for over 40 years and have worked in Europe, SE Asia and North America. During my career I have worked with the private sector, government geological surveys, Canadian International Development Agency and have completed assignments for the UN. For the past 6 years I have been involved in exploration programs in the Sudbury Basin and am familiar with the geology and mineral deposits of that area.

4.	I am a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
5.	Since October 2001, I have been intimately associated with the Project and have been intimately involved with all aspects of the FNX Mining Company Inc. exploration program, including regular site visits, since its initiation in January 2002.

6.	I have prepared the Technical Report in its entirety and have drawn on information supplied by Senior Project Personnel in the Corporation’s Sudbury offices and senior Mining Personnel from Dynatec Corporation..

7.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1 and in conformity with generally accepted Canadian mining industry practices.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report

Dated as of the 7th day of November, 2005

(“Signed”)       ”James M. Patterson”

Dr. James M. Patterson, P.Geo (0419)

FNX Mining Company Inc.
7 November, 2005

REFERENCES

FNX Mining Company Inc.

  Confidential Records and Files from February 2002 to March, 2005
  Public News Releases
  SEDAR Filings

Inco Limited

  Confidential Corporation Files Ontario Geological Survey

Ontario Geological Survey

  The Geology and Ore Deposits of the Sudbury Structure, Special Volume 1, 603 pages. 1984

Patterson, James M.

  Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 23 March, 2004 : 14 May, 2004
  Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 30 April, 2003 :  9 May, 2003
  An Update to Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc. : 31 May, 2002
  Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc.: 7 November, 2001

Roscoe Postle Associates Inc

  Letter Report on the PM Deposit Resource Estimate, McCreedy West Mine, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 March, 2005
  Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 3 October, 2003 (Filed on SEDAR)
  Review of the Mineral Resources & Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 August, 2003 (Filed on SEDAR)
  Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc.,
  5 March, 2003. (Filed on SEDAR)

Spiteri Geological & Mining Consultants Inc. (SGM)

  Fort Knox Project, Sudbury, Ontario. Independent Check Sampling & Assaying Program: July 27, 2001
  Fort Knox Gold Resources Inc. Technical Review & Mineral Asset Valuation of Sudbury Area Properties, Sudbury Ontario; November 1, 2001

FNX Mining Company Inc.
7 November, 2005

Appendix: 1

ABBREVIATIONS AND CONVERSIONS

Abbreviation	Metal	Minerals	Chemical Formula
Au	Gold		Au
Co	Cobalt
Cu	Copper	Chalcopyrite	CuFeS2
Ni	Nickel	Pentlandite, Millerite	(FeNi)S; NiS
Pd	Palladium
Pt	Platinum
		Pyrrhotite	Fe1-XS
Ag	Silver

Additional abbreviations are as follows: PGM - Platinum Group Metals
                                                                        TPM - Total Precious Metals = Pd + Pt + Au

It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.

The following table will assist in conversions from metric to imperial equivalents.

To Convert From	To	Multiply By
Centimetres	Inches	0.394
Metres	Ft	3.218
Kilometres	Miles	0.621
Hectares	Acres	2.471
Tonnes	Short tons	1.102
Grams	Ounces (Troy)	0.032
Grams per tonne	Ounces (Troy) per ton	0.029

The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

BHID: Borehole Identification No

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.